Form 20-F
period 2023-12-31
Senstar Technologies Corp
filed 2024-04-19
CIK 1993727

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

Commission file number: 001-41980

SENSTAR TECHNOLOGIES CORPORATION
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Ontario
(Jurisdiction of incorporation or organization)

119 John Cavanaugh Drive
Ottawa, ON
Canada K0A 1L0
(Address of principal executive offices)

Alicia Kelly, Chief Financial Officer
Senstar Technologies Corporation
119 John Cavanaugh Drive
Ottawa, ON
Canada K0A 1L0
Tel: +1-613-839-5572
(Name, Telephone, E-mail and/or Facsimile number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, No Par Value	SNT	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,309,987 Common Shares, no par value, as of December 31, 2023 (reflects completion of the Redomiciliation as of December 31, 2023).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer", "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

i

ii

INTRODUCTION

We are a leading international provider of comprehensive physical, video, and access control security products and solutions. We offer comprehensive solutions for critical sites, which leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as access control products and technologies.

Based on our multi-decade industry experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor, and general security applications. Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of fences, fence mounted sensors, buried and concealed detection systems, and sophisticated sensors for sub-surface intrusion such as to secure pipelines, as well as advanced video analytics software and video management systems. We have successfully installed customized solutions and products in more than 100 countries worldwide.

On June 30, 2021, we completed the sale of our Integration Solution Division to Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., in a share and asset purchase agreement for a total consideration of $35 million in cash, on a cash-free, debt-free basis. As part of the acquisition, Aeronautics acquired our facility in Yehud, Israel.

Following the sale of the Integrated Solutions (Project) Division, we changed our name to Senstar Technologies Ltd. (formerly known as Magal Security Systems Ltd.) and focused our business on providing comprehensive physical, video and access control security products and solutions, with development and manufacturing facilities located in Canada and sales and support offices in the US, EMEA, China and APAC regions as well as in Canada.

On September 26, 2023, Senstar Technologies Ltd., Senstar Technologies Corporation, a newly established Ontario corporation (“Senstar-Ontario”), and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar-Ontario (“Merger Sub”) entered into a merger agreement (the “Merger Agreement”), pursuant to which Senstar-Ontario would become the parent company of Senstar Technologies Ltd. as a result of a merger of Merger Sub with and into Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the Merger as a wholly-owned subsidiary of Senstar-Ontario (the “Merger”). Pursuant to the Merger Agreement, Senstar Technologies Ltd. agreed to become domiciled in Ontario and become Senstar-Ontario, an Ontario organized company (the “Redomiciliation”).

Effective March 18, 2024 (the “Effective Time”), Merger Sub was merged with and into Senstar Technologies Ltd.. As a result of the Merger, (a) the separate corporate existence of Merger Sub ceased and Senstar Technologies Ltd. continued as the surviving company; (b) all the properties, rights, privileges, powers and franchises of Senstar Technologies Ltd. and Merger Sub vested in Senstar Technologies Ltd. (as the surviving company); (c) all debts, liabilities and duties of Senstar Technologies Ltd. and Merger Sub became the debts, liabilities and duties of Senstar Technologies Ltd. (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Senstar Technologies Ltd. continues unaffected by the Merger in accordance with the Israeli Companies Law, 5759-1999.

Each Senstar Technologies Ltd. ordinary share issued and outstanding immediately prior to the consummation of the Merger represented the right to receive, less any applicable withholding taxes, one (1) validly issued, fully paid and nonassessable common share of Senstar-Ontario, representing the same proportional equity interest in Senstar-Ontario as that shareholder held in Senstar Technologies Ltd.. The number of Common Shares of Senstar-Ontario outstanding immediately after the Redomiciliation continued to be the same as the number of ordinary shares of Senstar Technologies Ltd. outstanding immediately prior to the Redomiciliation. Upon effectiveness of the Redomiciliation, the name of the Company became Senstar Technologies Corporation. The rights of shareholders of Senstar-Ontario are governed under Ontario law and the Senstar-Ontario’s Certificate and Articles of Incorporation (“Articles”) and By-Laws.

Until the Effective Time, Senstar Technologies Ltd.’s ordinary shares were registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SNT”. Following the Redomiciliation, the Common Shares of Senstar-Ontario (as the successor to Senstar Technologies Ltd.), continued to be listed for trading on Nasdaq under the ticker symbol “SNT”.

In addition, following the consummation of the Merger, Senstar Technologies Ltd. commenced a process to dissolve, and as part of the dissolution, Senstar Technologies Ltd. will transfer to Senstar-Ontario its interests in its subsidiaries by way of distribution.

Our website is www.senstartechnologies.com. The information on our website is not incorporated by reference into this annual report. As used in this annual report, the terms “we,” “us,” “our,” and “Senstar” mean Senstar Technologies Corporation and its subsidiaries, and, with respect to periods prior to the Effective Date of the Redomiciliation, Senstar Technologies Ltd. and its subsidiaries, unless the context requires otherwise.

Our fully registered marks are FIBERPATROL®, FLEXZONE®, OMNITRAX®, SENSTAR® (INCLUDING LOGO DESIGN), XFIELD®.

Our pending registration is SENSTAR SYMPHONY. All other marks used to identify particular products and services associated with our business are trademarks, including but not limited to SENSOR FUSION, Senstar ULTRAWAVE, SENSTAR CARE. Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars, all references to “CAD” are to Canadian dollars and all references to “NIS” are to New Israeli Shekels.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward- looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -- Risk Factors.”

iii

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Investing in our Common Shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our Common Shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our Common Shares could decline, and you could lose all or part of your investment. These risks include, but are not limited to, the following:

Risks Related to Macroeconomic Conditions

•	Our operations have been negatively impacted by the global supply-chain challenges.

•	Our business, financial condition, results of operations, and cash flow may in the future be negatively impacted by challenging global economic conditions.

•
The effects of a pandemic (such as COVID-19) is highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

Risks Related to Our Business and Our Industry

•	While we were profitable in 2022 and 2021, we incurred a loss in 2023 and have incurred major losses in past years and may not operate profitably in the future.

•	Our operating results may fluctuate from quarter to quarter and year to year.

•	Our financial results may be significantly affected by currency fluctuations.

•	The expected benefits of the Redomiciliation may not be realized.

•	We may make additional acquisitions in the future that could disrupt our operations and harm our operating results.

•	Our revenues depend in great measure on government procurement procedures and practices. A substantial decrease in our end-user’s budgets would adversely affect our results of operations.

•	Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

•	Our business involves significant risks and uncertainties that may not be covered by indemnities or insurance.

•
The markets for our products may be affected by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

•	Increasing scrutiny and changing expectations with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

•	Our failure to retain and attract personnel could harm our business, operations and product development efforts.

•	We face risks associated with doing business in international markets.

•	Our failure to comply with anti-corruption laws and regulations could adversely affect our reputation, business, financial condition and results of operations.

•
We may be vulnerable to physical and electronic security breaches and cyber-attacks which could disrupt our operations and have a material adverse effect on our financial performance and operating results.

•	We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

•	Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

•	Undetected defects in our products may increase our costs and harm the market acceptance of our products.

•
If suppliers terminate our arrangements with them, or amend them in a manner detrimental to us, we may experience delays in production and implementation of our products and our business may be adversely affected.

•	We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

•	We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

•	We may be adversely affected by regulations and market expectations related to sourcing and our supply chain, including conflict minerals.

Risks Relating to Our Common Shares

•	Volatility of the market price of our Common Shares could adversely affect our shareholders and us.

•	We may not pay dividends in the future.

•	As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

•	We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

Risks Relating to Our Existence as an Ontario Corporation

•
The rights and obligations of a holder of Common Shares will be governed by Ontario law and may differ from the rights and obligations of shareholders of companies organized under the laws of other jurisdictions

•
The Articles, together with the By-laws, and Canadian laws and regulations applicable to us may adversely affect our ability to take actions that could be deemed beneficial to holders of our Common Shares, or the ability of another party to acquire control of the Company.

•	Canadian take-over bid laws may discourage take-over bids being made for the Company and may discourage the acquisition of large numbers of our Common Shares.

•	Canadian issuer bid laws restrict our ability to purchase our Common Shares.

•	We are able to issue an unlimited amount of additional Common Shares, which may cause our shareholders to experience dilution in the future.

•	Our Common Shares are subject to Canadian insolvency laws which may offer less protection to its shareholders compared to U.S. insolvency laws.

The expected benefits of the Redomiciliation may not be realized.

There can be no assurance that all of the anticipated benefits of the Redomiciliation will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that we do not and cannot control, including the reaction of investors and of third parties with whom we enter into contracts and otherwise transact business.

Risks Related to Macroeconomic Conditions

Our operations have been negatively impacted by the global supply-chain challenges.

Our operations have been negatively affected by the worldwide shortage of various materials and sub-components required to produce certain of our products. Although we see some improvements, we have experienced some shortages in 2023. We continue to monitor the impact of the supply chain shortage on our ongoing and forecasted manufacturing requirements, while implementing various procurement methodologies to meet current and forecasted demand for our products. Our ability to continue to meet the demand for our products is dependent among others, on our ability to maintain an effective procurement plan and support from our suppliers, and when needed establish a contractual relationship with alternative suppliers. Our failure to do so, or continued increases in goods prices, could have a material adverse effect on our business.

Our business, financial condition, results of operations, and cash flow may in the future be negatively impacted by challenging global economic conditions.

Future disruptions and volatility in global financial markets and declining customer and business confidence could lead to decreased levels of spending. These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of sales. As a result, we may not be able to maintain our existing customer relationships or attract new customers. We are unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

Additionally, natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability, such as the invasion of Ukraine by Russia, the war and hostilities between Israel and Hamas and Israel and Hezbollah and other conflicts; or other catastrophic events, whether occurring in North America or globally, have and could continue to disrupt our operations or the operations of one or more of our suppliers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected.

The conflict between Russia and Ukraine could lead to disruption, instability and volatility in global markets and industries that could negatively impact our supply chain. The U.S. government and other governments have imposed severe sanctions and export controls against Russia and Russian interests and may impose additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, could adversely affect our supply chain, which, in turn, could affect our business and operating results.

If tariffs or other restrictions are placed by the United States or Canada on imports from China or other emerging markets, or any related countermeasures are taken, our business, financial condition, results of operations and growth prospects may be harmed. Tariffs may increase our cost of goods, which could result in lower gross margin on certain of our products. If we raise prices to account for any such increase in costs of goods, the competitiveness of the affected products could potentially be reduced. In either case, increased tariffs on imports from China or other countries could materially and adversely affect our business, financial condition and results of operations. Trade restrictions and sanctions implemented by the United States or other countries could materially and adversely affect our business, financial condition and results of operations.

Rising interest rates, higher inflation, fluctuations in currency values, supply chain disruptions and the conflict between Russia and Ukraine have resulted in significant economic disruption and adversely impacted the broader global economy, including our customers and suppliers. Given the dynamic and uncertain nature of the current environment, we cannot reasonably estimate the impact of such developments on our financial condition, results of operations or cash flows into the foreseeable future. The ultimate extent of the effects of these developments remain highly uncertain, and such effects could exist for an extended period of time.

The Inflation Reduction Act of 2022 (the “IRA”) was signed into law in August 2022. The IRA is federal legislation designed to raise revenue from, among other things, the imposition of certain corporate tax measures, while authorizing spending on energy and climate change initiatives and subsidizing the Affordable Care Act. The IRA also introduced a 1% excise tax on certain corporate stock buybacks, which would impose a nondeductible 1% excise tax on the fair market value of certain stock that is “repurchased” during the taxable year by a publicly traded U.S. corporation or acquired by certain of its subsidiaries. Management continues to monitor any potential impact of the IRA on our results.  This legislation has not had a material impact on our results to date.

The effects of a pandemic (such as COVID-19) are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain

The effects of a pandemic (such as COVID-19) are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain. For example, during the years 2021 and 2022 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak significantly impacted our sales. We also experienced postponed and delayed orders in certain areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Canada, United States, APAC, EMEA and other countries, in addition to greatly reduced travel globally, resulted in a substantial curtailment of business activities, which affected our ability to deliver products and services in the areas where restrictions were implemented by the local governments. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a reduction in business in 2021 and 2022 which continued into 2023 in some regions. In the twelve months ended December 31, 2023, our revenue was $32.8 million, compared to $35.6 million in the comparable period of 2022, and $34.9 million in the comparable period of 2021.

Risks Related to Our Business and Our Industry

While we were profitable in 2022 and 2021, we incurred a loss in 2023 and have incurred major losses in past years and may not operate profitably in the future.

While we reported operating profits from continuing operations of $1.5 million and $1.1 million and net income attributable to our shareholders of $3.8 million and $6.4 million in the years ended December 31, 2022 and 2021, respectively, we reported an operating loss from continuing operations of $1.3 million and net loss attributable to our shareholders of $1.3 million in the year ended December 31, 2023. We may not be able to sustain profitable operations in the future due to a number of factors, including global supply-chain challenges and other economic conditions. If we do not generate sufficient cash from operations, we may be required to obtain financing or reduce our level of expenditures. Such financing may not be available in the future, or, if available, may not be on terms favorable to us. If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected.

Our operating results may fluctuate from quarter to quarter and year to year.

Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future. Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year. In addition, our operating results are affected by a number of factors, many of which are beyond our control. Factors contributing to these fluctuations include the following:

•	changes in customers’ or potential customers’ budgets as a result of, among other things, government funding and procurement policies;

•	changes in demand for our existing products and services;

•	our long and variable sales cycle;

•	our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;

•	the timing of the introduction and market acceptance of new products, product enhancements and new applications.

Our expense levels are based, in part, on expected future sales. If the level of sales in a particular quarter does not meet expectations, we may be unable to adjust operating expenses quickly enough to compensate for the shortfall of sales, and our results of operations may be adversely affected. Due to these and other factors, we believe that quarter to quarter and year to year comparisons of our past operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below expectations, which would likely cause the price of our Common Shares to fall.

Our financial results may be significantly affected by currency fluctuations.

Most of our sales are made in North America, APAC and Europe. Our revenues are primarily denominated in U.S Dollars and Euros while a portion of our expenses, primarily labor expenses, is incurred in Canadian Dollars and New Israeli Shekels. As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Canada may be adversely affected by the appreciation of the CAD against the dollar. In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. Our financial expenses may also be adversely affected by the depreciation of a currency in which we maintain our monetary assets.

We recorded a foreign exchange loss, net of $0.1 million and $1 million in the years ended December 31, 2023 and 2021, respectively and foreign exchange gain, net of $0.4 million in the year ended December 31, 2022. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income. The Canadian dollar depreciated by 2.3% and 0.1% against the U.S. dollar in 2023 and 2021, respectively and appreciated by 6.4% against the U.S. dollar in 2022. The New Israeli Shekel appreciated by 3.1% and 13.2% against the U.S. dollar in 2023 and 2022, respectively and depreciated by 3.3% against the U.S. dollar in 2021. We may incur exchange losses in the future which may materially affect our operating results.

We may make acquisitions in the future that could disrupt our operations and harm our operating results.

We have made a number of acquisitions in the past and may continue to do so in the future. Future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have limited or no prior experience.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Integrating financial forecasting and controls, procedures and reporting cycles;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

Our revenues depend in great measure on government procurement procedures and practices. A substantial decrease in our end-users’ budgets would adversely affect our results of operations.

Our products are primarily sold, mainly indirectly, to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular end-user. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our end-users’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown.  Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

•	their requirements or budgetary constraints change;

•	they cancel multi-year contracts and related orders if funds become unavailable; or

•	they shift spending priorities into other areas or for other product.

Any such event may have a material adverse effect on us.

Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

The global market for security, safety, site management solutions and products are highly fragmented and intensely competitive. We compete principally in the market for perimeter intrusion detection systems, or PIDS, Video Management Software, or VMS, Intelligent Video Analytics, or IVA. Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

Our business involves significant risks and uncertainties that may not be covered by indemnity or insurance.

A significant portion of our business relates to designing, developing, and manufacturing advanced security, systems and products. New technologies may be untested or unproven. Failure of some of these products and services could result in extensive loss of life or property damage. Accordingly, we also may incur liabilities that are unique to our products and services. In some, but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers, either through regulatory protections, contractual provisions or otherwise. The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities, and it is not possible to obtain insurance to protect against all operational risks and liabilities.

Substantial claims resulting from an accident, failure of our products or services, or other incident, or liability arising from our products and services in excess of any indemnity and our insurance coverage (or for which indemnity or insurance is not available or not obtained) could adversely impact our financial condition, cash flows, or operating results. Any accident, even if fully indemnified or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively. It also could affect the cost and availability of adequate insurance in the future.

The markets for our products may be affected by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

The markets for our products may be affected by evolving technologies, changing industry standards, changing regulatory environments, new product introductions and changes in customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards. In the future:

•	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

•	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

•	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

If we are unable to respond promptly and effectively to changing technologies and market requirements, we will be unable to compete effectively in the future.

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our company’s shares could be materially and adversely affected.

Our failure to retain and attract personnel could harm our business, operations and product development efforts.

Our products require sophisticated research and development, marketing and sales and technical customer support. Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales and technical customer support personnel. Competition for personnel in all of these areas is intense and we may not be able to hire adequate personnel to achieve our goals or support the anticipated growth in our business. Competition may be amplified by evolving restrictions on immigration, travel, or availability of visas for skilled technology workers. If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

We face risks associated with doing business in international markets.

A large portion of our sales is to markets outside of Canada. For the years ended December 31, 2023, 2022 and 2021 approximately 93.6%, 90.6% and 94.2% respectively, of our revenues were derived from sales to markets outside of Canada. A key component of our strategy is to continue to expand in such international markets. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

•	different and changing regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

•	fluctuations in foreign currency exchange rates;

•	export restrictions, tariffs and other trade barriers;

•	difficulties in staffing, managing and supporting foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable;

•	political and economic changes, hostilities and other disruptions in regions where we currently sell our products or may sell our products in the future; and

•	seasonal changes in business activity.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition.

Our international operations require us to comply with anti-corruption laws and regulations of various governments and different international jurisdictions, and our failure to comply with these laws and regulations could adversely affect our reputation, business, financial condition and results of operations.

Doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of various governments and different international jurisdictions, and our failure to successfully comply with these rules and regulations may expose us to liabilities. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, as a company registered with the Securities and Exchange Commission, or the SEC, we are subject to the regulations imposed by the Foreign Corrupt Practices Act (“FCPA”). The FCPA prohibits us from providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may have a material adverse effect on our reputation and our business, financial condition and results of operations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. As a result of the above activities, we are exposed to the risk of violating anti-corruption laws. We have established policies and procedures designed to assist us and our personnel to comply with applicable U.S. and international laws and regulations. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, financial condition and results of operations.

We may be vulnerable to physical and electronic security breaches and cyber-attacks which could disrupt our operations and have a material adverse effect on our financial performance and operating results.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could, among other things, misappropriate our proprietary information and the personal information of our customers and employees, cause interruptions or malfunctions in our or our customers’ operations, cause delays or interruptions to our ability to meet customer needs, cause us to breach our legal, regulatory or contractual obligations, create an inability to access or rely upon critical business records or cause other disruptions in our operations. These breaches may result from human errors, equipment failure, or fraud or malice on the part of employees or third parties. Our exposure to cybersecurity threats and negative consequences of cybersecurity breaches will likely increase as we store increasing amounts of customer data. Additionally, as we increasingly market the security features in our data centers, our data centers may be targeted by computer hackers seeking to compromise data security.

We have experienced and defended against certain threats to our systems and security (such as phishing attempts), none have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Furthermore, if a high-profile security breach or cyber-attack occurs with respect to another provider of mission-critical data center facilities, our customers and potential customers may lose trust in the security of these business models generally, which could harm our reputation and brand image as well as our ability to retain existing customers or attract new ones. We could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In addition, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law. We cannot assure that we will be able to react in a timely manner in the future, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected. We may not be able to limit our liability or damages in the event of such a loss.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We have two active patents and have one patent applications pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors. These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S., Canadian or Israeli laws.

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

Third parties may in the future assert infringement claims against us or claims asserting that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them. Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim. In addition, we purchase components for our products from independent suppliers. Certain of these components contain proprietary intellectual property of these independent suppliers. Third parties may in the future assert claims against our suppliers that such suppliers have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them. If such infringement by our suppliers or us were found to exist, a party could seek an injunction preventing the use of their intellectual property. Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use such technology or intellectual property. Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

Undetected defects in our products may increase our costs and harm the market acceptance of our products.

Despite our regular quality assurance testing, the development, enhancement and implementation of our complex systems entail substantial risks of product defects or failures. Undetected errors or “bugs” may be found in existing or new products, resulting in delays, loss of revenues, warranty expense, loss of market share, failure to achieve market acceptance, adverse publicity, product returns, loss of competitive position or claims against us by customers. Any such problems could be costly to remedy and could cause interruptions, delays, or cessation of our product sales, which could cause us to lose existing or prospective customers and could negatively affect our results of operations. Moreover, the complexities involved in implementing our systems entail additional risks of performance failures. We may encounter substantial difficulties due to such complexities which could have a material adverse effect upon our business, financial condition and results of operations.

If suppliers terminate our arrangements with them, or amend them in a manner detrimental to us, we may experience delays in production and implementation of our products and our business may be adversely affected.

We acquire most of the components utilized in our products, from a limited number of suppliers. We may not be able to obtain such items from these suppliers in the future or we may not be able to obtain them on satisfactory terms. Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

We benefit from tax credits pursuant to the Scientific Research and Experimental Development Tax Incentive Program in Canada, and from research grant programs such as the “Industrial Research Assistance Program” (IRAP). If we fail to comply with the conditions imposed by the Canadian tax program in the future, the benefits we receive could be cancelled and we could be required to refund any payments previously received under these programs, including any accrued interest, or pay increased taxes or royalties. Canadian research grant programs are dependent on the Government’s continued commitment to support R&D, on availability of funding, and may be more difficult to realize or may not be available in the future. Such a result would adversely affect our results of operations and financial condition.

If the Canadian government resolves to end these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year. We may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2023, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our Common Shares.

Regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the Securities and Exchange Commission, or the SEC, has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of the Congo and adjoining countries. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products. While these requirements continue to be subject to administrative uncertainty, we have incurred, and may continue to incur, costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products be certified as conflict mineral free.

Risks Relating to Our Common Shares

Volatility of the market price of our Common Shares could adversely affect our shareholders and us.

The market price of our Common Shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market changes or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	additions or departures of key personnel;

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events;

•	general economic conditions, including conditions related to the banking industry or caused by pandemics and high inflation, and slow or negative market growth; and

•	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

In addition, the stock market in general, and the market for homeland security companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our Common Shares, regardless of our performance. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the company in question. If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

The FIMI partnerships owned approximately 42.3% of our outstanding Common Shares as of April 17, 2024. For as long as FIMI has a controlling interest in our Company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional Common Shares or other equity securities, our repurchase or redemption of Common Shares and our payment of dividends. Because the interests of FIMI may differ from the interests of our other shareholders, actions taken by FIMI with respect to us may not be favorable to our other shareholders.

We may not pay dividends in the future.

While we have historically retained our earnings to finance operations and expand our business, on December 7, 2020, we announced a cash distribution in the amount of US$1.079 per share (approximately US$ 25 million in the aggregate) which was paid on December 28, 2020, and, following the completion of the sale of our Integration Solutions Division and court approval, we announced on August 16, 2021 a cash distribution in the amount of $1.725 per share (approximately $40 million in the aggregate), which was paid on September 22, 2021. We have not determined whether we will continue to make distributions in the future or refrain from similar distributions, whether in a form of capital reduction or dividend distribution. The declaration of dividends is subject to the discretion of our board of directors, and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Ontario law and practice instead of NASDAQ rules regarding the director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.

As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regards to, among other things, the composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our Common Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the Common Shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2023 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our Common Shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Common Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of our Common Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Common Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Common Shares.

Risks Relating to Our Existence as an Ontario Corporation

The rights and obligations of a holder of Common Shares will be governed by Ontario law and may differ from the rights and obligations of shareholders of companies organized under the laws of other jurisdictions

We are a corporation incorporated and existing under Ontario law. Accordingly, the rights and obligations of the holders of Common Shares may be different from, and may be less favorable to, the rights and obligations of shareholders of companies incorporated or organized under the laws of other jurisdictions. See Item 10B. “Additional Information – Certificate and Articles of Incorporation and By-laws”.

The Articles, together with the By-laws, and Canadian laws and regulations applicable to us may adversely affect our ability to take actions that could be deemed beneficial to holders of our Common Shares, or the ability of another party to acquire control of the Company.

As a corporation incorporated under the laws of the Province of Ontario, the Articles, the By-laws as well as the Business Corporations Act (Ontario) (the “OBCA”), set forth various rights and obligations that are unique to us as an Ontario corporation. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to its shareholders.

Provisions of the laws of the Province of Ontario and the federal laws of Canada may also have the effect of delaying or preventing a change of control or changes in our management. For example, under the OBCA, in order for a proposal to include nominations of directors, it must be signed by one or more holders of shares representing not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

In addition, the Investment Canada Act (Canada) may impose limitations on the ability of a non-Canadian to acquire and hold Senstar-Ontario Common Shares. The Investment Canada Act (Canada) requires that where prescribed financial thresholds are exceeded, a non-Canadian must file an application for review with the responsible Minister and obtain approval prior to acquiring control of a “Canadian business”. The responsible Minister is required to determine whether the acquisition of control is likely to be of net benefit to Canada with reference to certain statutory factors. Where a non-Canadian acquires control of a Canadian business and the prescribed financial thresholds are not exceeded, there is a reporting obligation only. The Investment Canada Act (Canada) also provides that any investment by a non-Canadian in a Canadian business, including where control is not acquired, can be reviewed on national security grounds. Where an investment is determined to be injurious to national security, federal Cabinet can issue a prohibition or divestiture order, or impose terms or conditions on the investment to address the national security concern.

Furthermore, the Competition Act (Canada) may impose limitations on the ability to acquire and hold our Common Shares. This legislation permits the Commissioner of Competition to review any “merger” which is defined as the acquisition or establishment, direct or indirect, including through the acquisition of shares, of control over or of a significant interest in the whole or a part of a business. Where the Commissioner of Competition is of the view that a merger prevents or lessens or is likely to prevent or lessen competition substantially, they may within one year of substantial completion of the merger apply to the Competition Tribunal for a remedial order. In addition, Part IX of the Competition Act (Canada) requires that certain classes of transactions that exceed certain prescribed thresholds be notified to the Commissioner of Competition prior to closing. Where a merger is subject to notification, the applicable statutory waiting period must expire or be terminated early or waived before the merger can be completed.

Canadian take-over bid laws may discourage take-over bids being made for the Company and may discourage the acquisition of large numbers of our Common Shares.

We are subject to the Canadian take-over bid regime which requires a party seeking to acquire 20% or more of the outstanding shares of any class of voting or equity securities to do so by way of a formal public tender offer, unless an exemption from that requirement is available. These rules may discourage take-over bids being made for the Company and the ability of holders of our Common Shares to realize a potential premium for the sale of their shares. See “Provisions Restricting a Change in Control of the Company – Take-Over Bids”.

Canadian issuer bid laws restrict our ability to purchase our Common Shares.

We are subject to the Canadian issuer bid regime, which requires an issuer seeking to repurchase its own securities to do so by way of a formal public self-tender offer, unless an exemption from that requirement is available. These rules and the available exemption for ordinary course market repurchases made on a stock exchange outside Canada will generally limit us to purchase no more than 5% of the outstanding Common Shares in any 12-month period on a published market (such as the Nasdaq Global Market) for not more than their market price plus reasonable brokerage fees or commissions actually paid. See “Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 – Common Shares – Purchases”.

We are able  to issue an unlimited amount of additional Common Shares, which may cause its shareholders to experience dilution in the future.

As is conventional for public companies in Canada, our constating documents authorize it to issue an unlimited number of Common Shares. Our board of directors has the authority to cause the Company it to issue additional Common Shares without the consent of its shareholders. We may issue additional Common Shares or other securities that are dilutive to existing shareholders in the future. The issuance of any such securities may result in a reduction of the book value or market price of a common share.

Our Common Shares are subject to Canadian insolvency laws which may offer less protection to its shareholders compared to U.S. insolvency laws.

As a corporation incorporated under the laws of the Province of Ontario, we are subject to Canadian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which we conduct business or hold assets. These laws may apply where any insolvency proceedings or procedures are to be initiated against or by us. Canadian insolvency laws may offer its shareholders less protection than they would have had under U.S. insolvency laws and it may be more difficult (or even impossible) for shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

ITEM 4.          Information on the Company

A.	History and Development of the Company.

Senstar Technologies Ltd. was incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd. On September 30, 2021, it changed its name to Senstar Technologies Ltd.

On September 26, 2023, Senstar Technologies Ltd., Senstar Technologies Corporation, a newly established Ontario corporation (“Senstar-Ontario”), and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar-Ontario (“Merger Sub”) entered into a merger agreement (the “Merger Agreement”), pursuant to which Senstar-Ontario would become the parent company of Senstar Technologies Ltd. as a result of a merger of Merger Sub with and into Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the Merger as a wholly-owned subsidiary of Senstar-Ontario (the “Merger”). Pursuant to the Merger Agreement, Senstar Technologies Ltd. agreed to become domiciled in Ontario and become Senstar-Ontario, an Ontario organized company (the “Redomiciliation”).

Effective March 18, 2024 (the “Effective Time”), Merger Sub was merged with and into Senstar Technologies Ltd.. As a result of the Merger, (a) the separate corporate existence of Merger Sub ceased and Senstar Technologies Ltd. continued as the surviving company; (b) all the properties, rights, privileges, powers and franchises of Senstar Technologies Ltd. and Merger Sub vested in Senstar Technologies Ltd. (as the surviving company); (c) all debts, liabilities and duties of Senstar Technologies Ltd. and Merger Sub became the debts, liabilities and duties of Senstar Technologies Ltd. (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Senstar Technologies Ltd. continues unaffected by the Merger in accordance with the Israeli Companies Law, 5759-1999.

Each Senstar Technologies Ltd. ordinary share issued and outstanding immediately prior to the consummation of the Merger represented the right to receive, less any applicable withholding taxes, one (1) validly issued, fully paid and nonassessable common share of Senstar-Ontario, representing the same proportional equity interest in Senstar-Ontario as that shareholder held in Senstar Technologies Ltd.. The number of Common Shares of Senstar-Ontario outstanding immediately after the Redomiciliation continued to be the same as the number of ordinary shares of Senstar Technologies Ltd. outstanding immediately prior to the Redomiciliation. Upon effectiveness of the Redomiciliation, the name of the Company became Senstar-Ontario. The rights of shareholders of Senstar-Ontario are governed under Ontario law and the Senstar-Ontario’s Articles and By-Laws.

Until the Effective Time, Senstar Technologies Ltd.’s ordinary shares were registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SNT”. Following the Redomiciliation, the Common Shares of Senstar-Ontario (as the successor to Senstar Technologies Ltd.), continued to be listed for trading on Nasdaq under the ticker symbol “SNT”.

Our principal executive offices are located at 119 John Cavanaugh Drive, Ottawa, ON, Canada K0A 1L0, and our telephone number is +1-613-839-5572. Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171. Our website address is www.senstartechnologies.com. The information on our website is not incorporated by reference into this annual report.

On June 30, 2021, we completed the sale of our Integration Solutions Division to Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., in a share and asset purchase agreement. We received $35 million in cash at closing on a cash-free, debt-free basis subject to post-closing working capital and other customary adjustments. As part of the acquisition, Aeronautics acquired our facility in Yehud, Israel.

Following the sale of the Integrated Solutions (Projects) division, we continue to operate our Senstar Products Division, with development and manufacturing facilities located in Canada and sales and support offices in the U.S., EMEA, APAC, and People’s Republic of China regions.

We are a leading international provider of products and solutions for physical security. We commenced operations in 1969 as a department of Israel Aircraft Industries Ltd., specializing in perimeter security systems and have delivered products, tailor-made solutions and turnkey projects to thousands of satisfied customers in over 100 countries in some of the world’s most demanding locations.

We offer broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), Video Management Software (VMS) combined with Electronic Access Control (EAC), and Intelligent Video Analytics (IVA).

Our strategy is to increase our revenues from our Products segment, which includes our PIDS, VMS and IVA products by (i) focusing our efforts on our strategic verticals; (ii) locating new channels to promote and market our products; (iii) investing in research and development thus maintaining technology leadership; (iv) entering into OEM agreements which will increase our offerings for the verticals on which we focus; and (v) acquiring new technologies relevant to our target verticals independently or through mergers and acquisitions.

In April 2018, we completed the acquisition of a 55% controlling interest in ESC BAZ Ltd., an Israeli-based company, focused on the development and manufacturing of military-grade smart security video observation and surveillance systems, and in December 2020, we acquired the remaining 45% interest. We sold ESC BAZ Ltd in connection with the sale of our Integrated Solutions (Projects) division in June 2021.

In April 2016, we acquired Aimetis, a Canadian-based company, which specializes in advanced video analytics software and intelligent IP video management software (VMS). In July 2017, we amalgamated our two Canadian subsidiaries. Following the amalgamation, the company maintained the name Senstar Corporation.

In April 2014, we acquired a U.S. based fiber-optic technology company, which provides advanced solutions for sensing, security, and communication. In January 2013, we purchased CyberSeal Ltd., an Israeli cyber security company whose products and services complement our physical security products and services. We sold Cyberseal Ltd. in connection with the sale of our Integrated Solutions (Projects) division in June 2021.

Our continuing capital expenditures for property and equipment for the years ended December 31, 2023, 2022 and 2021 were approximately $0.4 million, $0.2 million and $0.6 million, respectively.

B.	Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive lines of perimeter intrusion detection sensors, video analytics and video management systems, as well as security video observation and surveillance systems to high profile customers. Our systems are used in more than 100 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, large retailer organizations, banks, oil and gas facilities, solar farms, data centers, telecom infrastructure, logistic premises such as warehouses, sporting events including athlete villages and stadiums, and municipalities from intrusion, terror, crime, sabotage or vandalism to infrastructure, assets and personnel. Our primary objective is to become a leading international provider of security products and solutions.

Based on our decades of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications. Our portfolio of mission critical infrastructure and site protection technologies includes a variety of fence mounted sensors, fence mounted sensors with perimeter lighting, virtual (volumetric) fences and gates, buried and concealed detection systems and tunneling sensors to secure prisons, bank vaults and pipelines. We deliver comprehensive IP technology and traditional closed-circuit television, or CCTV, solutions, supported by our own advanced Security Management Software, Video Management Software, or VMS solutions, which include Video Motion Detection, or VMD and Intelligent Video Analytics, or IVA.

Since the addition of Aimetis’ products and expertise, we have been able to address new markets and offer solutions incorporating advanced video analytics and VMS for physical indoor and outdoor security applications. In addition, we were able to expand our overall solutions, offer a wider range of products in addition to our PIDS solutions, and address new markets.

We anticipate that our business will grow organically. We plan to leverage Senstar’s industry-leading position in the security sector as a technology platform to optimize future strategic acquisitions and achieve incremental growth in our global markets. To achieve this objective, we are implementing a business strategy incorporating the following key elements:

•
Leverage existing customer relationships. We believe that we have the capability to offer certain of our customers a comprehensive security package. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships. Our VMS offering is an excellent opportunity to revisit our existing customers.

•
Refine and broaden our product portfolio. We have identified the security needs of our customers and intend to enhance our current products’ capabilities, develop new products, acquire complementary technologies and products and enter into OEM agreements with third parties in order to meet those needs.

•
Develop and enhance our presence in verticals which we have identified as strategic. We intend to enhance our presence in our target vertical markets: critical infrastructure, correctional facilities logistics and energy (among other, oil and gas terminals as well as oil and gas pipelines infrastructure), airports and military /border sites. Many if not all of the verticals are highly regulated and require unique security solutions. As a solution provider with a wide selection of security technologies and products, we believe that we can offer a comprehensive security solution that meets the standards required by the applicable regulations.

•	Enhance our presence in emerging markets. We intend to enhance our presence in emerging markets such as China and eastern Europe in order to increase our exposure and sales.

•
Strengthen our presence in existing markets. We intend to increase our marketing efforts in our existing markets mainly in North America, the European Union, and APAC region and to acquire or invest in complementary businesses and joint ventures.

Emerging Opportunities

We believe that the proliferation of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications. Cities and municipalities, air and seaports, chemical factories, green energy plants and distribution facilities, oil and gas terminals and pipeline infrastructure, large logistics warehouses, telecom infrastructure and data centers and critical infrastructure sites are currently utilizing the benefits of this approach to security management. This integration allows users to share diverse sensors (such as cameras and intrusion detection sensors), IT systems, traffic management tools and other resources and feed them into a single command and control platform. Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation. We believe that we are well positioned and are in the forefront of this emerging market opportunity.

Products and Services

General

Our principal physical (PIDS), VMS and EAC products and solutions include:

•	Perimeter Intrusion Detection Systems (PIDS), fence mounted, buried and free standing;

•	PIDS fence sensor with intelligent perimeter LED based lighting;

•	Common Operating Platform for VMS, including IVA applications, PIDS applications and EAC systems;

•	EAC (Electronic Access Control) systems;

•	Security Thermal Imaging Observation & Surveillance systems (OEM);

•	Pipeline security, third party interference (TPI);

Perimeter security products enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas. High-end perimeter products are sophisticated in nature and are used for correctional facilities, borders, nuclear and conventional power plants, solar farms, air and seaports, military installations, logistics centers, Data Centers and Telecom infrastructure and other high-security installations.

Our line of perimeter security products utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions. Our perimeter security products have been installed along tens of thousands of kilometers of borders and facility boundaries throughout the world, including hundreds of correctional institutions and prisons in the United States and several other countries.

Our line of outdoor perimeter security products consists of the following:

•	Fence mounted detection systems – “microphonic” wire sensors, fiber optic sensors and electronic ranging sensors;

•	Buried sensors – buried coaxial cable volumetric sensors and buried fiber sensors to secure pipelines, borders and critical assets against intrusion by targets on the surface and excavation;

•	Electrical field disturbance sensors (volumetric);

•	Microwave sensors; and

•	Hybrid perimeter intrusion detection and intelligent lighting system.

Fence Mounted Detection Systems

We offer various types of detection systems. The adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable and effective alternatives for cost-conscious customers. Our detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh. Once attached to the fence, each sensor detects vibrations in the underlying structures. The sensor system’s built-in electro-mechanical filtering combines with system input from a weather analysis component to minimize the rate of alarms from wind, hail or other sources of nuisance vibrations.

FlexZone, our latest coaxial cable based fence mounted ranging sensor can pinpoint intrusions to within ±3 m (±10 ft); it provides long physical cable lengths (up to 600 m (1,968 ft) per processor) configurable through software to many smaller virtual zones for site operations. Power and data between processors is supported through the sensor cable significantly reducing the requirement for supporting infrastructure. A novel wireless gate sensor module is available with FlexZone providing an accelerometer based gate sensor integrated via wireless communications into a FlexZone network eliminating the need to have sensor cables attached to sliding gates.

FiberPatrol, our advanced FP1150 product is a perimeter intrusion detection system that can be fence-mounted, buried, or deployed in a wall-top configuration. Featuring long distance ranging to 80 Km (50 mi) via a fence mounted fiber optic cable detects and locates fence cut and climb events with an accuracy of approximately 4m (13 ft). Released in 2019 our latest FP400 product zone-based fiber optic cable PIDS solution replaces the IntelliFiber product line. Its advanced features include the processing of 4 detection zones from a single remote processor with an alarm given for each zone independently with up to 300 m (984 ft) per zone.

Buried Sensors

Omnitrax is a fifth generation covert outdoor perimeter security intrusion detection sensor that generates an invisible radar detection field around buried sensor cables. The exact location of an intruder is identified within approximately one meter when an intruder disturbs the detection field. Targets are detected by their conductivity, size and movement and the digital processor is able to filter out nuisance alarms that could be caused by environmental conditions and small animals.

FiberPatrol, our advanced FP1150 product featuring long distance ranging fiber optic cable based detection technology in a single rack mount unit is also offered as a buried solution detecting surface intrusion and to protect pipelines, as well as providing Data Conduit protection against sabotage or accidental third party interference (TPI) for example by manual or machine excavation. FiberPatrol has the capability to protect distances of up to 80 Km (50 mi) or up to 100 Km (62 mi) for Pipeline TPI and Data Conduit protection with a single indoor processor.

Electro-static Field Disturbance Sensors

Terrain following volumetric sensors detect intrusions without requiring an intruder to touch the sensor. They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires takes place. The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects. Our flagship product is X-Field; it consists of a set of four to as many as eight parallel field generating and sensing wires that form a volumetric detection height as much as 6m (20 ft) in height for free standing and wall applications and up to 7.3m (24 ft) for fence installations.

Microwave Products

Ultrawave is our K-band all digital bi-static microwave beam perimeter intrusion detection system designed for reliable operation in extreme outdoor environments. Coverage distance range from 5 meters to 200 meters (16 to 656 ft). Older generations of X band microwaves are retired but still supported.

Hybrid Perimeter Intrusion Detection and Intelligent Lighting System

The Senstar LM100 is the world’s first 2-in-1 perimeter intrusion detection and intelligent lighting system. Combining high performance LED lighting with accelerometer-based vibration sensors, the LM100 deters potential intruders by detecting and illuminating them at the fence line.

Video Products

VMS / IVA Solutions - Senstar Symphony Common Operating Platform

The Senstar Symphony Common Operating Platform with Sensor Fusion Engine or "Senstar Symphony" is a modular solution for security management and data intelligence. In addition to being an open, highly scalable video management system with built-in video analytics, it includes full-featured access control and perimeter intrusion detection modules. We believe that what truly sets Senstar Symphony apart from other systems is its sensor fusion engine. By intelligently combining low-level sensor data with video analytics, the sensor fusion engine achieves the highest levels of performance, far beyond that of the individual devices. Senstar Symphony seamlessly incorporates sensor fusion, event algorithms, and rule-based actions to provide unmatched capabilities, flexibility, and performance.

Senstar Symphony’s Sensor Fusion Engine synthesizes data from separate systems to generate actionable information. More than just a simple Boolean logic integration, the sensor fusion engine accesses low level data to intelligently characterize potential risks. Data synthesis enables the system to achieve levels of performance that exceed those of the individual sensors. For security applications, this has direct, practical benefits, namely the ability to maximize the strengths of individual sensor technologies while avoiding their shortcomings. When signal response data from outdoor sensors is synthesized with video analytic data, nuisance alarms generated by wind, debris, or background activity are virtually eliminated while maintaining the system’s high probability of detection.

The Senstar Symphony Common Operating Platform includes a full-featured Windows®-based client, a HTML5-client web client, a thin client hardware appliance, and mobile apps (iOS and Android). With Senstar Symphony’s camera-based licensing scheme, our customers and end-users can install and use as many clients as they need. The Windows® client includes on-screen camera hotlinks, a full-featured alarm console that integrates alarms with video feeds and sensor data, timeline view, and intuitive graphical maps with precise alarm location data. Senstar Symphony installs on standard commercial off-the-shelf hardware and supports thousands of network devices as well as ONVIF profiles S and T (H.265 and metadata). Senstar Symphony integrates with a wide variety of security and access control products, while its RESTful API and TCP/IP listener services enable it to interact with virtually any network-based device.

The Senstar Symphony Common Operating Platform is highly scalable, easy to set up and use, and can be used in both single server installations and multi-server deployments. Senstar Symphony can meet any business requirements, both today and in years to come. Functionality sets including video management, video analytics, security management, access control, and data intelligence can be used individually, added when needed, or combined together as a complete integrated solution. It is a highly cost-effective solution, licensed per security device (camera, door, or sensor), so that our customers only license what they need. All managed devices report to a shared rules and alarms management system, enabling operators to perform site security or operational functions from a ‘single pane of glass’.

The Senstar Symphony solution offers web-based administrator capabilities, centralized cloud management, native analytics applications which include motion tracking, auto-PTZ (pan–tilt–zoom) tracking, people counting, and high security and server and storage failover reducing the need for costly Microsoft clustering and extra servers. We intend to expand the Symphony product line over time to address a broad new market of applications.

Our intelligent video analytics (IVA) transforms IP video into more than a passive monitoring tool with video analytics that are seamlessly incorporated into Senstar Symphony 7. Each video analytic is specially designed for physical security and business intelligence applications, providing value across many vertical markets.

Our intelligent video analytics (IVA) capabilities include:

•
Face Recognition - Senstar Symphony-based video analytic identifies known and unknown individuals. Using a combination of patented 2D to 3D pose correction technology, this analytic is designed for fast, reliable identification under real-world challenges, including lighting, angles, facial hair, pose, glasses and other occlusions, motion, crowds, and expression.

•
Automatic License Plate Recognition - Senstar Symphony-based video analytic reads license plates and other vehicle markings, and seamlessly integrates the data into the site’s security and operational processes. The analytic can be used for automating vehicle access systems such as gates and other barriers, flag vehicle in/out times in surveillance footage, notifying customer management systems of client arrivals, and track vehicles crossing toll and border checkpoints.

•
Outdoor People and Vehicle Tracking - a Senstar Symphony-based video analytic optimized for detecting and monitoring the movement of vehicles and people in outdoor environments. Typical applications include perimeter intrusion detection, parking lot monitoring, public safety, and wrong-way detection. The analytic retains its extremely high tracking and object classification accuracy even in the presence of challenging weather and lighting conditions. Organizations can use tracked events to trigger alarms and direct operators to specific concerns, making it the perfect addition to any video surveillance system.

•
Left and Removed Item Detection - Monitor changes in an environment to detect when objects are added or removed from a scene. Set alarms to notify security staff when an item has been removed from an area or left unattended for a designated amount of time. This solution designed for use in airports, train stations, and other public spaces.

•
Indoor People Tracking - Detect and track people moving within the frame of a camera. Alarms can be set when unauthorized entry into an area is detected and dwell times can be tracked and recorded for the detection of unwanted loitering. Heat maps can also be created in retail stores and public spaces to determine areas of highest traffic and interest.

•
Crowd Detection - Real-time occupancy estimation for indoor and outdoor deployments, ideal for monitoring public spaces, event venues, and capacity restricted environments. Crowd Detection also offers numerous business intelligence applications.

•
PTZ Auto-Tracking (Auto PTZ) - Auto PTZ can automatically control a PTZ camera, enabling it to zoom in and follow moving people and vehicles within the field of the camera. This is designed for use in outdoor perimeter monitoring and provides a closer look at people and vehicles for future forensic purposes.

•
Hardware solutions supporting our VMS software products are an “R series” of preconfigured servers, “E series” of physical appliances for smaller applications and a novel POE powered "Thin Client device for convenient network access for monitors or other applications.

•
The Senstar E5000 Physical Security Appliance (PSA) - is a complete security management system in a box. Available in two models, it combines compact, purpose-built hardware with Senstar Symphony Common Operating Platform and is ideal for sites where vibration and extreme temperatures are difficult to manage, including remote utility and energy infrastructure, as well as space-constrained environments.

•
The Senstar Thin Client - is a simple and cost-effective device designed to display 1080p video from 30+ network video camera manufacturers via ONVIF Profile S, as well as from the Senstar Symphony VMS or any RTSP-compatible video source. The device is ideal for space-constrained environments due to its compact design while its web-based interface makes it easy to configure and manage.

•
The R-Series Operator Station - complements the R-Series Network Video Recorders (NVR). Featuring Dell hardware, the Operator Station is ideal for customers looking for a preconfigured, validated video surveillance client. The R001 model is optimized for everyday video monitoring applications and supports up to three displays.

•	Senstar Fusion, is a software solution that neutralizes false alarms using sophisticated AI techniques analyzing simultaneously detection signals from PIDS and video sensors.

Command and Control Systems

The development of communication and IT technology has significantly affected the security market. Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system. We offer three types of command and control systems:

•	Senstar Symphony Common Operating Platform - Video, Security and Data Intelligence Platform with Sensor Fusion Engine; and

•
Network Manager - a middleware (software) package interfacing between our family of PIDS sensors and any command and control solution, be it our own system or an external third party application. It is provided to integrators with a full software development kit to enable fast integration of our PIDS into any other SMS and physical security information system. It offers an entry level operator display system called the Alarm Information Module (AIM), typically for management of a single PIDS sensor.

Marketing, Sales and Distribution

We believe that our reputation as a leading global vendor of sophisticated security products and our global presence provides us and our sales representatives with access to decision-makers in all of our main four verticals: energy, corrections, critical infrastructure and logistics.

Our sales efforts focus on:

•
PIDS products are sold indirectly through system integrators and distribution channels. Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators; however, sales are directed through third parties. Our sales team is trained on cross-selling PIDS, VMS, IVA and EAC.

•
VMS, EAC and IVA. Video management system software and Intelligent Video Applications licenses, the associated maintenance and support services, are sold primarily through locally based distributor partners. Some key accounts are managed directly with the end-users. Our sales team is trained on cross-selling PIDS, VMS, IVA and EAC.

In addition to our global corporate office in Canada and our principal facilities in Canada, the United States, Germany and Israel, we have sales and technical support offices in China and other countries.

Customers

The following table shows the geographical breakdown of our consolidated revenues with respect to our continuing operations for the three years ended December 31, 2023, 2022 and 2021:

	Year ended in December 31,
	2023	2022	2021
	(in thousands)

North America	$14,835	$16,042	$15,902
Europe	11,393	10,396	8,913
APAC	3,863	6,571	8,387
South and Latin America	2,197	1,334	1,296
Israel	302	1,195	317
Others	202	20	101
Total	$32,792	$35,558	$34,916

Installation, Support and Maintenance

Our systems are generally installed by an integrating partner or in some cases by the customer after appropriate training, depending on the size of the specific project and the location of the customer’s facilities, as well as prior experience with our systems. We generally provide our customers with training on the use and maintenance of our systems, which we conduct either on-site or at our facilities. In addition, some of our local perimeter security products customers have signed maintenance contracts with us. The life expectancy of a high-security perimeter system is approximately ten years. Consequently, many miles of perimeter systems need to be replaced each year.

We also provide services, maintenance and support on an “as needed” basis, as well as on a subscription basis, through the Senstar Care Program - our multi-year maintenance and support program.

During the years ended December 31, 2023, 2022 and 2021, we derived approximately 16.2%, 17.7% and 17.9% of our total Products revenues, respectively, from maintenance and services.

Research and Development; Royalties

We place considerable emphasis on research and development to improve our existing products and technology and to develop new products and technology. We believe that our future success will depend upon our ability to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. Our development activities are a direct result of the input and guidance we receive from our marketing personnel during our annual meetings with such personnel. In addition, the heads of research and development for each of our development centers discussed below meet annually to identify market needs for new products.

We have centralized all our development centers in Canada, in Carp near Ottawa and Waterloo near Toronto, each of which develops products and technologies based on its area of expertise.

Our research and development expenses relating to our Products' segment operations during 2023, 2022 and 2021 were $4.0 million, $4.0 million and $3.9 million, respectively. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results in the future.

Manufacturing and Supply

Our manufacturing operations consist of engineering, fabricating, assembly, quality control, final testing and shipping of finished products. Substantially all of our manufacturing operations are currently performed at our facilities in Canada.  In 2018 we launched a “Made in USA” version of our FlexZone product to better serve our US - based partners and customers. See Item 4D. “Information on the Company – Property, Plants and Equipment.”

We acquire most of the components utilized in our products, and certain services from a limited number of suppliers and subcontractors. Supply chain disruptions were exacerbated in 2023 as major shipping ports and manufacturing facilities in Asia have been affected by outbreaks of the Covid-19 variants, either closing or reducing capacity. The disruption to global supply chains has led to longer supplier delivery times and an increase in material prices. Despite the supply chain said disruptions we were able to source the needed material and sub-components to continue manufacturing and deliveries to our customers, we cannot assure you that we will continue to be able to obtain such items from our suppliers on satisfactory terms. Alternative sources of supply may be difficult to obtain. Therefore, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

Competition

PIDS Sensors. The principal factors affecting competition in the market for security systems are a system’s high probability for detection and low probability of false and nuisance alarms. We believe that a manufacturer’s reputation for reliable equipment is a major competitive advantage, and that such a reputation will usually be based on the performance of the manufacturer’s installed systems. Additional competitive factors include quality of customer support, maintenance and price.

The PIDS market is very fragmented. Our most frequently encountered competitors include Southwest Microwave Inc., AVA (formerly named Future Fibre Technologies Pty. Ltd.), Fibersensys Inc. (an Optex Company), CIAS Elettronica Srl, Vitaprotech,in France and Gallagher (New Zealand).

We believe that our principal competitors for our pipeline security products (FiberPatrol) are: AVA, Optasense, a Luna Innovations company, Omnisens SA, and Fotech Solutions Ltd.

The video management software market is well developed internationally with several large manufacturers. Our most frequently encountered competitors are Genetec Inc., Avigilon Corp., Milestone Systems A/S, and SeeTec GmbH.

We also face indirect competition from competing technologies such as ground based radar and thermal cameras as PIDS sensors with principal competitors being, SpotterRF, Navtech, FLIR, SightLogix and PureTech.

Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, or more extensive business experience than we do. We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively.

Intellectual Property Rights

We have two active patents in the U.S. and have one patent application pending and have obtained licenses to use proprietary technologies developed by third parties. We cannot assure you:

•	that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect our technology;

•	that any patents issued or licensed to us will not be challenged, invalidated or circumvented; or

•	as to the degree or adequacy of protection any patents or patent applications may or will afford.

In addition, we claim proprietary rights in various technologies, know-how, trade secrets and trademarks relating to our principal products and operations. We cannot assure you as to the degree of protection these claims may or will afford. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees and distributors. We cannot assure you as to the degree of protection these contractual measures may or will afford. Although we are not aware that we are infringing upon the intellectual property rights of others, we cannot assure you that an infringement claim will not be asserted against us in the future. We believe that our success is less dependent on the legal protection that our patents and other proprietary rights may or will afford than on the knowledge, ability, experience and technological expertise of our employees. We cannot provide any assurance that we will be able to protect our proprietary technology. The unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively. We could become subject to litigation regarding intellectual property rights, which could seriously harm our business.

Our fully registered marks are FIBERPATROL®, FLEXZONE®, OMNITRAX®, SENSTAR® (INCLUDING LOGO DESIGN), XFIELD®.

Our pending registration is SENSTAR SYMPHONY. All other marks used to identify particular products and services associated with our business are trademarks, including but not limited to SENSOR FUSION, Senstar ULTRAWAVE, SENSTAR CARE. Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Government Regulations

At present, none of our products require a permit or license for export at the exception of our thermal camera range. We cannot assure that we will receive all the required permits and licenses for which we may apply in the future. Furthermore, solicitations for procurements by governmental purchasing agencies are usually governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

In addition, antitrust laws and regulations in countries in which we operate may require governmental approvals for transactions that are considered to limit competition. Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

C.	Organizational Structure.

We have wholly owned and majority-owned active subsidiaries that operate world-wide. Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar GmbH.	Germany	100%
Senstar Technologies Ltd.	Israel	100% (in liquidation process)

D.	Property, Plants and Equipment.

We own a 33,000 square foot facility in Carp, Ontario, Canada. Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service. We use the remaining area of approximately 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion. We also lease 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Omnitrax buried cable intrusion detection system, Fiber Patrol, the X-Field volumetric system, the FlexZone microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems. The lease expense for this site is approximately $5,000 per year plus taxes under a lease that expires in November 2024.

We lease office space in Waterloo, Canada, which houses our video management software operations. We also lease other sites world-wide. The aggregate annual rent for such offices was approximately $260,000 in 2023.

We also lease office space in Ramat-Gan, Israel. The annual rent for this space is approximately $50,000 per year under a lease that expires in November 2025.

We believe that our facilities are suitable and adequate for our current operations and the foreseeable future.

ITEM 4A.          Unresolved Staff Comments

Not applicable.

ITEM 5.          Operating and Financial Review and Prospects

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. This discussion contains forward‑looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward‑looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. “Key Information–Risk Factors.”

A.	Operating Results.

Overview

Effective March 18, 2024, the Company redomiciled as an Ontario organized company. The operating and financial review of the Company’s results in this Item 5 of the Annual Report, with respect to periods prior to the Effective Time of the Redomiciliation, refers to the financial results of Senstar Technologies Ltd. and its subsidiaries as in effect prior to the Effective Time of the Redomiciliation. See below under “Recent Developments” for a description of the Redomiciliation.

Historically, we had two operating segments, which also represented our reportable segments and reporting units. Magal Integrated Solutions (“Projects” segment) and Senstar Product division (“Products” segment). On June 30, 2021, the Projects segment was sold. Therefore, the results of the Projects segment were classified as discontinued operations in our consolidated statements of operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, we have one reportable segment with the change reflected in all periods presented.

Our consolidated revenues for the years ended December 31, 2023, 2022 and 2021 for our continuing operations were approximately $32.8 million, $35.6 million and $34.9 million, respectively.

Products (PIDS, VMS, IVA and EAC)

We sell our products worldwide. Our products include Video Management Software (VMS), Intelligent Video Analytics (IVA) and PIDS products. The PIDS, VMS and IVA activities offer an unmatched portfolio of PIDS technologies, as well as, integrated intelligent video management solutions for security surveillance and business intelligence applications worldwide.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security systems and video management systems lines of products;

•	enhancing the introduction and recognition of our new products;

•	penetrating new markets and strengthening our presence in existing markets;

•	strengthening our presence in our strategic verticals;

•	succeeding in selling our comprehensive PIDS, VMS and EAC products as a combined solution.

Our business is subject to the effects of general global economic conditions. If general economic conditions or economic conditions in key markets will be uncertain or weaken further, demand for our products could be adversely affected.

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues and operating income are the two key performance indicators for our business.

Key Factors Affecting Our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, reliance on public sector projects, and competition. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

Growth Strategy

During 2023 we continued to implement our strategic growth plan focusing on the sale of Senstar products and solutions. Pursuant to this plan, we streamlined our product sales activity in our three main regions, the Americas (including LATAM), EMEA, and APAC. In 2022, we addressed the Chinese market with the establishment of Senstar China. We are continuing to focus on our strategic verticals: critical infrastructure, Energy (oil and gas), logistics and correctional facilities). We intend to continue to expand our sales to these verticals through allocation of resources and funds, including the acquisition of complementary technologies that will increase our offerings to these targeted verticals.

If we are successful in the implementation of our strategic plan, we may be required to hire additional employees in order to meet customer demands. If we are unable to attract or retain qualified employees, our business could be adversely affected.

We may not be able to implement our growth strategy plan and may not be able to successfully expand our business activity and increase our sales. Our failure to successfully integrate the operations of an acquired business or to retain key employees of acquired businesses and integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operation or prospects. We may not be able to realize the anticipated benefits of any acquisition. Moreover, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience.

Reliance on government contracts

Our products are primarily sold to end-users such as governmental agencies, governmental authorities, and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to governmental agencies', authorities' and companies' projects are directly affected by these end-users budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our end-users’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products and services may decline in the future if governmental purchasing agencies terminate, reduce or modify contracts.

Competition

The global market for safety, security, video management, site management solutions and products is highly fragmented and intensely competitive. It is characterized by changing technology, new product introductions and changing customer requirements. We compete principally in the market for perimeter intrusion detection systems, or PIDS and video management systems. Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support. We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency during 2023 in Israel is the NIS, our reporting currency is the U.S. dollar. Translation adjustments resulting from translating our financial statements from NIS and other local operation currencies to the U.S. dollar are reported as a separate component in shareholders’ equity.

The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then “re-measured” in its functional currency. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity. For the years ended December 31, 2023, 2022 and 2021, our foreign currency translation adjustments totaled $9.7 million, $9.7 million and $9.7 million, respectively. We recorded foreign exchange loss, net of $0.1 million and $1 million in the years ended December 31, 2023 and 2021, respectively and foreign exchange gain, net of $0.4 million in the year ended December 31, 2022. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income. The Canadian dollar depreciated by 2.3% and 0.1% against the U.S. dollar in 2023 and 2021, respectively and appreciated by 6.4% against the U.S. dollar in 2022. The New Israeli Shekel appreciated by 3.1% and 13.2% against the U.S. dollar in 2023 and 2022, respectively and depreciated by 3.3% against the U.S. dollar in 2021.

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

As of December 31, 2023, $7.2 million of our cash and cash equivalents and restricted cash and short-term deposits were invested in major Israeli and U.S. banks, and approximately $7.7 million was invested in other banks, mainly with the Royal Bank of Canada, Deutsche Bank and Natwest Bank. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits maybe redeemed upon demand and therefore bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly the United States, Canada, and Europe. We perform ongoing credit evaluations of our customers and to date have generally not experienced any material losses. An allowance for credit losses is recognized with respect to those amounts that we have determined to be doubtful of collection. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. We also use credit insurance.in some cases. During each of the years ended December 31, 2023, 2022 and 2021 we recorded less than $0.1 million of credit losses. As of December 31, 2023, our allowance for credit losses amounted to $0.1 million.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements.

Recent Developments

On September 26, 2023, Senstar Technologies Ltd., Senstar Technologies Corporation, a newly established Ontario corporation (“Senstar-Ontario”), and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar-Ontario (“Merger Sub”) entered into a merger agreement (the “Merger Agreement”), pursuant to which Senstar-Ontario would become the parent company of Senstar Technologies Ltd. as a result of a merger of Merger Sub with and into Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the Merger as a wholly-owned subsidiary of Senstar-Ontario (the “Merger”). Pursuant to the Merger Agreement, Senstar Technologies Ltd. agreed to become domiciled in Ontario and become Senstar-Ontario, an Ontario organized company (the “Redomiciliation”).

Effective March 18, 2024 (the “Effective Time”), Merger Sub was merged with and into Senstar Technologies Ltd.. As a result of the Merger, (a) the separate corporate existence of Merger Sub ceased and Senstar Technologies Ltd. continued as the surviving company; (b) all the properties, rights, privileges, powers and franchises of Senstar Technologies Ltd. and Merger Sub vested in Senstar Technologies Ltd. (as the surviving company); (c) all debts, liabilities and duties of Senstar Technologies Ltd. and Merger Sub became the debts, liabilities and duties of Senstar Technologies Ltd. (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Senstar Technologies Ltd. continues unaffected by the Merger in accordance with the Israeli Companies Law, 5759-1999.

Each Senstar Technologies Ltd. ordinary share issued and outstanding immediately prior to the consummation of the Merger represented the right to receive, less any applicable withholding taxes, one (1) validly issued, fully paid and nonassessable common share of Senstar-Ontario, representing the same proportional equity interest in Senstar-Ontario as that shareholder held in Senstar Technologies Ltd.. The number of Common Shares of Senstar-Ontario outstanding immediately after the Redomiciliation continued to be the same as the number of ordinary shares of Senstar Technologies Ltd. outstanding immediately prior to the Redomiciliation. Upon effectiveness of the Redomiciliation, the name of the Company became Senstar-Ontario. The rights of shareholders of Senstar-Ontario are governed under Ontario law and the Senstar-Ontario’s Articles and By-Laws.

Until the Effective Time, Senstar Technologies Ltd.’s ordinary shares were registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SNT”. Following the Redomiciliation, the Common Shares of Senstar-Ontario as the successor to Senstar Technologies Ltd., continued to be listed for trading on Nasdaq under the ticker symbol “SNT”.

During the years 2021 and 2022 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak significantly impacted our sales. We also experienced postponed and delayed orders in certain areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Canada, United States, APAC, EMEA and other countries, in addition to greatly reduced travel globally, resulted in a substantial curtailment of business activities, which affected our ability to deliver products and services in the areas where restrictions were implemented by the local governments. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a reduction in business in 2021 and 2022 which continued into 2023 in some regions. In the twelve months ended December 31, 2023, our revenue was $32.8 million, compared to $35.6 million in the comparable period of 2022, and $34.9 million in the comparable period of 2021.

Most of our administrative functions can be performed remotely. Our ability to collect money, pay bills, handle customer communications, schedule production, and order raw materials necessary for our production has not been materially impacted. To date, we have not experienced a significant change in the timeliness of payments of our invoices and our cash position remains stable.

During the COVID-19 pandemic we had to occasionally adjust our manufacturing routine due to restrictions resulting from the COVID-19 pandemic, such as the lack of certain raw materials. Nevertheless, we managed to continue manufacturing and deliveries of our products to our customers.

Supply chain disruptions have been exacerbated in 2022 as major shipping ports and manufacturing facilities in Asia have been affected by COVID-19 variants, with some continuation during 2023. The disruption to global supply chains has led to longer supplier delivery times and an increase in material prices.

Explanation of Key Income Statement Items

Cost of revenues. Our cost of revenues for perimeter products consists of component and material costs, direct labor costs, subcontractor costs, shipping expenses, overhead related to manufacturing and depreciation. Our cost of revenues for Video Security sales consists primarily of direct labor costs, some component, material and subcontractor costs and overhead related to those sales.

In the past, our gross margin was affected by the proportion of our revenues generated from our Products and Projects segments. Historically, our revenues from Products generally had higher gross margins than our Projects revenues.

Research and development expenses, net. Research and development expenses, net consists primarily of expenses for on-going research and development activities and other related costs.

Selling and marketing expenses. Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of our sales teams, attendance at trade shows and advertising expenses and related costs for facilities and equipment.

General and administrative expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, public company related expenses, legal and accounting expenses, allowances for credit losses and bad debts and other miscellaneous expenses. Staff costs include direct salary costs and related costs, such as severance pay, social security and retirement fund contributions, vacation and other pay.

Depreciation and Amortization and impairment of goodwill. The amount of depreciation and amortization attributable to our Products segment for the years ended December 31, 2023, 2022 and 2021 were approximately $0.9 million, $1.4 million and $1.5 million, respectively.

Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency transactions as well as interest income on our cash and cash equivalents and short term investments.

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated for the continuing operations:

	Year Ended December 31
	2023	2022	2021
Revenues	100%	100%	100%
Cost of revenues	43%	40%	37%
Gross profit	57%	60%	63%
Operating expenses:
Research and development, net	12%	11%	11%
Selling and marketing, net	30%	25%	29%
General and administrative	19%	20%	20%
Operating income (loss)	(4)%	4%	3%
Financial income (expenses), net	-	-	(3)%
Income (loss) before income taxes	(4)%	5%	-
Taxes on income (tax benefit)	-	(7)%	6%
Income (loss) from continuing operations	(4)%	11%	(6)%

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenues. Revenues decreased by 7.8% to $32.8 million for the year ended December 31, 2023 from $35.6 million for the year ended December 31, 2022. The decrease relates mainly to the completion in 2022  of a one-time project in Asia that boosted 2022’s  results.

Cost of revenues. Cost of revenues decreased by 0.8% to $13.9 million for the year ended December 31, 2023 from $14.1 million for the year ended December 31, 2022. Cost of revenues as a percentage of revenues increased to 43% in 2023 from 40% in 2022, primarily due to our revenue mix and some increases in the material costs.

Research and development expenses, net. Research and development expenses, remained constant at approximately $4.0 million in 2023 and 2022.

Selling and marketing expenses. Selling and marketing expenses increased by 10.5% to $10.0 million for the year ended December 31, 2023 from $9.0 million for the year ended December 31, 2022, primarily due to an increase in sales employees, one-time exceptional expenses necessary to streamline the business for our future business requirements, as well as incremental travel expenses. Selling and marketing expenses as a percentage of revenues increased to 30.4% in 2023 from 25.3% in 2022.

General and administrative expenses. General and administrative expenses decreased by 11.8% to $6.2 million for the year ended December 31, 2023 from $7.0 million for the year ended December 31, 2022, primarily due to a reduction of certain of our corporate expenses, offset by expenses related to our redomiciliation to Canada. General and administrative expenses amounted to 18.8% and 19.6% of revenues in 2023 and 2022, respectively.

Operating income (loss). We had operating loss of $1.3 million for the year ended December 31, 2023 compared to operating income of $1.5 million for the year ended December 31, 2022. The change from operating income to an operation loss was primarily attributable to the decrease in revenues and change in our revenue mix.

Financial income (expenses), net. Our financial expenses, net, for the year ended December 31, 2023 was $0.1 million compared to financial income, net of $0.1 million for the year ended December 31, 2022. The financial losses in 2023 were primarily attributable to bank charges and foreign exchange loss net, offset by income from interest on our bank deposits during the year.

Taxes on income (tax benefit). We recorded tax benefits, net of less than $0.1 million in the year ended December 31, 2023 compared to tax benefits, net of $2.4 million in the year ended December 31, 2022, primarily due to a different geographical mix of pre-tax profitability as well as recovery of provisions for uncertain tax positions and deferred tax assets.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021 (for continuing operations)

Revenues. Revenues from continuing operations increased by 1.8% to $35.6 million for the year ended December 31, 2022 from $34.9 million for the year ended December 31, 2021. The increase relates to some recovery in our business which was impacted by the COVID-19 pandemic.

Cost of revenues. Cost of revenues increased by 8.7% to $14.1 million for the year ended December 31, 2022 from $12.9 million for the year ended December 31, 2021. Cost of revenues as a percentage of revenues increased to 40% in 2022 from 37.0% in 2021, primarily due to our revenue mix, some increases in the material costs and due to subsidies granted to our Canadian subsidiary under the Canada Emergency Wage Subsidy program in 2021.

Research and development expenses, net. Research and development expenses, net slightly increased by 2.5% to $4.0 million for the year ended December 31, 2022 from $3.9 million for the year ended December 31, 2021.

Selling and marketing expenses. Selling and marketing expenses decreased by 9.9% to $9.0 million for the year ended December 31, 2022 from $10.0 million for the year ended December 31, 2021, primarily due to reduction costs is sales employees. Selling and marketing expenses as a percentage of revenues decreased to 25.3% in 2022 from 28.6% in 2021.

General and administrative expenses. General and administrative expenses slightly increased by 0.1% to $7 million for the year ended December 31, 2022 from $7.0 million for the year ended December 31, 2021. General and administrative expenses amounted to 19.6% and 20% of revenues in 2022 and 2021, respectively.

Operating income. We had operating income of $1.5 million for the year ended December 31, 2022 compared to operating income of $1.1 million for the year ended December 31, 2021. The increase in operating income was primarily attributable to an increase in revenues and operating expenses savings.

Financial income (expenses), net. Our financial income, net, for the year ended December 31, 2022 was $0.1 million compared to financial expenses, net of $1 million for the year ended December 31, 2021. The financial income in 2022 were primarily attributable to foreign exchange gain, net, offset by interest expenses during the year.

Income taxes. We recorded tax benefits, net $2.4 million in the year ended December 31, 2022 compared to tax expenses of $2.3 million in the year ended December 31, 2021, primarily due to a different geographical mix of pre-tax profitability as well as recovery of provisions for uncertain tax positions and deferred tax asset.

Seasonality

Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year. This pattern, which is expected to continue, is mainly due to two factors:

•	our customers are mainly budget-oriented organizations with lengthy decision processes, which tend to mature late in the year; and

•	due to harsh weather conditions in certain areas in which we operate during the first quarter of the calendar year, certain projects and services are put on hold and consequently revenues are delayed.

Our revenues are partly dependent on government procurement procedures and practices therefore our revenues and operating results are subject to substantial periodic variations.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

We sell most of our products in North America, Europe and APAC. Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency. Our revenues are primarily denominated in U.S. dollars and Euros, while a portion of our expenses, primarily labor expenses, is incurred in CAD and NIS. Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in CAD and NIS. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Canada may be adversely affected by the appreciation of the CAD against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

The appreciation of the CAD, the Euro and the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies. Conversely, the depreciation of the CAD, the Euro and NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in Canadian dollars, Euro and NIS (unless such costs or payables are linked to the U.S. dollar). Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in CADs, Euros and NISs, or receivables payable in CAD, Euro and NIS (unless such receivables are linked to the U.S. dollar). In addition, the U.S. dollar value of revenues and expenses denominated in CAD, Euro or NIS would increase. Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations may have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

The following table presents the rate of devaluation or appreciation of the NIS against the dollar. These metrics provide insight on the impact of currency fluctuations on our financial results.

Year ended December 31,	NIS devaluation (appreciation) rate %

2019	(9.8)
2020	(7.0)
2021	(3.3)
2022	13.2
2023	3.1

In 2023 and 2021 foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange losses, net of $0.1 million and $1 million, respectively. In 2022, foreign currency fluctuations had a positive impact on our results of operations as we recorded a foreign exchange gain, net of $0.4 million.

We expect that our results of operations will continue to be affected by currency fluctuations in the future.

Effective Corporate Tax Rate

We were an Israeli corporation until March 2024 and are now incorporated under the laws of Ontario.

The Israeli corporate tax rate has been 23% since 2018.

Our effective corporate tax rate for the years ended 2023, 2022 and 2021 may substantially exceed the Israeli tax rate since our U.S.-based subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate, which will apply to us.

As of December 31, 2023, we had a net deferred tax assets of $0.9 million, of which $0.4 million in domestic deferred tax liability offset by $1.3 million in foreign deferred tax asset. We had total estimated available operating tax loss carryforwards of $4.8 million with respect to our operations in Israel to offset against future taxable income. We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2023, our subsidiaries outside of Israel had estimated total available carryforward operating tax losses of $4.6 million, out of which $4.2 million was attributable to our U.S. subsidiaries (federal only). Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

In 2024 we will be taxed under Canadian Corporate Tax (See Item 10E)

Recently Issued Accounting Standards

Please refer to “Impact of recently issued and adopted accounting standards” in Note 2 of our consolidated financial statements included elsewhere in this annual report for more information.

B.	Liquidity and Capital Resources

Cash and cash equivalents and short-term deposits amounted to $14.9 million at December 31, 2023 compared to $15.0 million at December 31, 2022. The slight decrease in cash and cash equivalents is primarily due to net cash used in investing activities which was offset by net cash provided by operating activities. Our cash and cash equivalents and short -term bank deposits are held in various banks, mainly in U.S. dollars, Euros, CAD and NIS.

From Senstar Technologies Ltd.’s inception until its initial public offering in March 1993, Senstar financed its activities mainly through cash flow from operations. In March 1993, it received proceeds of $9.8 million from its initial public offering of 1,380,000 ordinary shares of Senstar Technologies Ltd. Subsequently, Senstar made follow-on public offerings, in February 1997 (of 2,085,000 ordinary shares) and in April 2005 (of 1,700,000 ordinary shares), in which it raised $9.4 million and $14.9 million, respectively. To allow to begin to implement a new strategic plan, on September 8, 2010, a company affiliated with the former principal shareholder, provided Senstar with a bridge loan of $10.0 million. To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of our new business strategy, in July and August 2011 Senstar raised $16.2 million from rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of ordinary shares.

In October 2016, Senstar completed a rights offering in which we received gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares. Our controlling shareholders, FIMI V Funds purchased 3,392,869 ordinary shares including through an exercise of over-subscription rights.

In 2016, we paid approximately $12.1 million, (including $0.8 million placed in escrow to secure potential indemnity obligations and net of cash acquired) in consideration of our acquisition of Aimetis in 2016, and approximately $0.4 million (net of $2.4 million of acquired cash) in consideration of our acquisition of a majority interest in ESC BAZ Ltd. in 2018.

In connection with our acquisition of CyberSeal, Senstar issued warrants to purchase 898,203 of ordinary shares at an exercise price of $4.16 per share to CyberSeal's former owners. Of such warrants, 60,000 warrants were exercised in 2017. In March 2019, Senstar purchased the remaining 838,203 warrants from the warrant holders for an aggregate consideration of $375,000.

On December 7, 2020, following receipt of the required court approval under Israeli law, Senstar announced a cash distribution in the amount of US$1.079 per share (approximately US$ 25 million in the aggregate) which was paid on December 28, 2020. On December 31, 2020 Senstar paid approximately $1.9 million in consideration for the remaining 45% interest in ESC BAZ.

On August 16, 2021, following the completion of the sale of the Integration Solution Division and the receipt of the required court approval under Israeli law, Senstar announced a cash distribution in the amount of US$1.725 per share (approximately US$40 million in the aggregate) which was paid on September 22, 2021.

We expect that our total research and development expenses in 2024 will be approximately $4.3 million. Our research and development plan for 2024 covers development of new and innovative products, as well as the improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2023. However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Net cash provided by (used in) operating activities	260	(9,515)	6,029
Net cash provided by (used in) investing activities	(334)	(237)	31,725
Net cash provided by (used in) financing activities	(213)	19	(39,683)
Effect of exchange rate changes on cash and cash equivalents	156	(1,727)	981
Decrease in cash, cash equivalents and restricted cash	(131)	(11,460)	(948)
Cash, cash equivalents and restricted cash at the beginning of the year, including cash attributable to discontinued operations	14,937	26,397	27,345
Cash, cash equivalents and restricted cash at the end of the year	14,806	14,937	26,397

Net cash provided by operating activities was approximately $0.3 million and $6.0 million in the years ended December 31, 2023 and 2021, respectively, compared to net cash used in operating activities in the year ended December 31, 2022 of approximately $9.5 million.

Net cash provided by operating activities in the year ended December 31, 2023 was primarily attributable to a decrease of $1.5 million in inventories, $0.9 million of depreciation and amortization expenses, a decrease of $0.6 million in trade receivables, a decrease of $0.2 million in deferred income taxes and a decrease of $0.1 million in unbilled receivables. This was offset in part by our loss in 2023, as well as, an increase of $1.0 million in other accounts receivable and prepaid expenses, a decrease of $0.8 million in trade payables and a decrease of $0.1 million in customer advances. Net cash used in operating activities in the year ended December 31, 2022 was primarily attributable to a decrease of $7.4 million in other accounts payable and accrued expenses and deferred revenues, an increase of $3.2 million in inventories, an increase of $2.5 million in trade receivables, an increase of $1.4 million in deferred income taxes and an increase of $0.3 million in unbilled receivables. This was offset in part by our profit in 2022, as well as $1.4 million of depreciation and amortization expenses and a decrease of $0.5 million in other accounts receivable and prepaid expenses. Net cash provided by operating activities in the year ended December 31, 2021 was primarily attributable to our profit in 2021, as well as $1.9 million of depreciation and amortization expenses, a decrease of $11.1 million in trade receivables, a decrease of $2.6 million in unbilled receivables and a decrease of $1.4 million in deferred income taxes. This was offset in part by the gain on divestiture of the Integrated Solutions Division of $14.9 million, a decrease of $0.8 million in trade payables, an increase of $0.7 million in inventories, a decrease of $0.5 million in customer advances, changes in accrued severance pay, net of $0.3 million and a decrease of $0.2 million in other accounts payable and accrued expenses and deferred revenues.

Net cash used in investing activities was approximately $0.3 million and $0.2 million in the years ended December 31, 2023 and 2022, respectively, compared to net cash provided by investing activities of approximately $31.7 million in the years ended December 31, 2021. In the year ended December 31, 2023, our net cash used in investing activities was primarily attributable to purchase of property and equipment for $0.4 million. In the year ended December 31, 2022, our net cash used in investing activities was primarily attributable to purchase of property and equipment for $0.2 million. In the year ended December 31, 2021, our net cash provided by investing activities was primarily attributable to the divestiture of the Integrated Solutions Division for $32.6 million. This was offset in part by the purchase of property and equipment for $0.8 million and asset acquisition of technology for $0.2 million.

Net cash used in financing activities of approximately $0.2 million and $39.7 million in the years ended December 31, 2023 and 2021, respectively, compared to net cash provided by financing activities of approximately $19 thousands in the year ended December 31, 2022.

In the year ended December 31, 2023, our net cash used in financing activities was attributable to deferred payment with respect to asset acquisition for $0.2 million. In the year ended December 31, 2022, our net cash provided by financing activities was attributable to the proceeds from the issuance of shares upon exercise of options of $19 thousands. In the year ended December 31, 2021, our net cash used in financing activities was attributable to cash distribution to Company’s shareholders of $40.1 million. This was offset in part by the proceeds from the issuance of shares upon exercise of options of $0.4 million.

For our continuing operations, we had capital expenditures for property and equipment of approximately $0.4 million, $0.2 million and $0.6 million, in the years ended December 31, 2023, 2022 and 2021, respectively. We estimate that our capital expenditures for 2024 will total approximately $0.4 million. We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

As of December 31, 2023, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, and Mizrahi-Tefahot Bank., or UMTB, totaling $1.5 million in the aggregate, out of which less than $0.1 million was available as of December 31, 2023. Our credit lines at Bank Leumi and UMTB have no restrictions as to our use of the credit. We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2023, our foreign subsidiary had credit lines with the Royal Bank of Canada of $0.6 million in the aggregate, of which $0.4 million was available at December 31, 2023.

As of December 31, 2023, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $1.4 million, at an annual cost of 0.65%-1%. As of December 31, 2023, the outstanding balances under the credit lines of our subsidiary consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.2 million, at an annual cost of approximately 7.5%.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements.

C.	Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2023 and 2022 we recognized IRAP funding in the amount of $266,000 and $89,000, respectively. During 2021 our Canadian subsidiary did not receive any grants with respect to such programs.

Investment Tax Credit

Our operations in Canada are eligible for investment tax credits for research and development activities and for certain current expenditures. For the years ended December 31, 2023, 2022 and 2021, we recognized $113,000, $140,000 and $152,000, respectively, of investment tax credits.

In addition, as of December 31, 2023, our U.S. subsidiary had available investment tax credits of approximately $116,000 to reduce future federal and state income taxes payable. These credits will expire in 2024 through 2025 in the U.S. As of December 31, 2023, our subsidiaries made a partial valuation allowance in respect of such investment tax credits.

D.	Trend Information.

Our operations were negatively affected by the worldwide shortage of various materials and sub-components required to produce certain of our PIDS products. We are monitoring the supply chain shortage, vs our ongoing and forecasted manufacturing requirements, while implementing various procurement methodologies to meet current and forecasted demand for our products. However, our ability to continue meeting the demand for our products is dependent among others, on our ability to maintain an effective procurement plan support from our suppliers, and when needed establish a contractual relationship with alternative suppliers.

E.	Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations. Critical accounting policies are those that are both most important to the portrayal of our financial position and results of operations and require management’s most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical

Revenue Recognition

We recognize revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC No. 606"). As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

Following the sale of the Integrated Solution Division, we generate our revenues mainly from: (1) sales of security products; (2) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (3) software license fees and related services.

We enter into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The perpetual license is distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support. The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. In instances of contracts where revenue recognition differs from the timing of invoicing, we generally determined that those contracts do not include a significant financing component. We use the practical expedient and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

As required by ASC 606, following the determination of the performance obligations in the contract, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised license fees or services underlying each performance obligation. Standalone selling price is the price at which we would sell a promised license or service separately to a customer.

Software related services provide customers with rights to unspecified software product updates, if and when available. These services grant the customers online and telephone access to technical support personnel during the term of the service. We recognize software related services revenues ratably over the term of the agreement, usually one year.

We provide customers with services and maintenance. Our service contracts included contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied, accordingly, related revenues are recognized, as those services are performed or over the term of the related agreements.

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and included mainly revenues from the sales of software license and security products without significant installation work. We generally do not provide a right of return to our customers. For performance obligations that are satisfied at a point in time, we evaluated the point in time when the customer can direct the use of, and obtain the benefits from, the products, usually upon delivery. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

Inventories

Inventories are stated at the lower of cost or market value. We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Cost is determined as follows:

•	Raw materials, parts and supplies – using the “first-in, first-out” method.

•	Work-in-progress and finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

During the years ended December 31, 2023, 2022 and 2021 we recorded inventory write-offs from continuing operations in the amounts of $0.3 million, $47,000 and $0.1 million, respectively. Such write-offs were included in cost of revenues.

Income taxes

We account for income taxes in accordance with ASC 740 “Income Taxes.” This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and we must establish a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income.

As of December 31, 2023, we had a net deferred tax assets of $0.9 million, of which $0.4 million in domestic deferred tax liability offset by $1.3 million in foreign deferred tax asset. We had total estimated available operating tax loss carryforwards of $4.8 million with respect to our operations in Israel. Our non-Israeli subsidiaries had estimated total available operating tax loss carryforwards of $4.6 million, of which $4.2 million was attributable to our U.S. subsidiaries (federal only). As of December 31, 2023, we recorded a partial valuation allowance on these carryforward tax losses and other temporary differences that management believes are not expected to be realized in the foreseeable future and other temporary differences that management believes are not expected to be realized in the foreseeable future. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Goodwill

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, "Intangible-Goodwill and other" requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test

If the carrying value of a reporting unit exceeds its fair value, we should recognize an impairment of goodwill for the amount of this excess. We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present.

Historically, we had two operating segments, each comprised of one reporting unit. The Integrated Solutions Division (“Projects” segment) and Senstar Product division (“Products” segment). As a result of the sale of the Projects segment, we began operating as one operating segment with a single reporting unit, the Products segment, as of June 30, 2021.

For the years ended December 31, 2023, 2022 and 2021, no impairment losses were recorded.

Intangible assets

Our intangible assets are comprised of patents, acquired technology and customer relations. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, “Intangibles – Goodwill and Other.”

For the years ended December 31, 2023, 2022 and 2021, no impairment losses were recorded.

Impairment of long-lived assets

Our long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. For the years ended December 2023, 2022 and 2021, we did not record any impairment charges attributable to long-lived assets.

ITEM 6.          Directors, Senior Management and Employees

A.	Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	62	Chairman of the Board of Directors
Jacob Berman (1) (2) (3)	75	Director
Tom Overwijn (1) (2) (3)	62	Director
Kelli Roiter (1) (2) (3)	52	Director
Fabien Haubert	49	Chief Executive Officer
Alicia Kelly	46	Chief Financial Officer
Jeremy Weese	47	Chief Technology Officer

(1)          Member of our Audit Committee.
(2)          Member of our Compensation Committee.
(3)          Member of our Sustainability, Nominating and Governance Committee.

Gillon Beck has served as a director and our Executive Chairman since September 2023, and as a director and Executive Chairman of the Senstar-Israel board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Senstar, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Emet Computing Ltd. (TASE), Gal-Shvav Ltd, Bet Shemesh Engines Ltd. (TASE: BSEN), Inrom Industries Ltd., Bird Aerosystems Ltd, and is a director of Rafa Laboratories Ltd., Simplivia Ltd., Orbit Technologies Ltd (TASE: ORBI), Carmel Forge Ltd., AITECH Ltd, Stern Engineering Ltd., Utron Ltd. ( TASE) and Unitronics (1989) (RG) Ltd (TASE: UNIT). During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies: Overseas Commerce Ltd (TASE: OVRS), Ham-Let Ltd., Inrom Construction Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. (TASE Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Jacob Berman has served as a member of our board of directors since March 2024 and as a director of Senstar-Israel since November 2013. Since November 2014 until March 2019, Mr. Berman had served as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman is the President and founder of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002. Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

Tom Overwijn has served as a member of our board of directors since March 2024. Mr. Overwijn is a partner in Fybe Finance since 2021 and acts as Interim Finance Manager via Fybe at various companies. From 2011 until 2018 he was Director and later CFO of Siqura Group in The Netherlands. Prior to that, from 2005 – 2011, COO of Optelecom-NKF and from 1990 – 2005 in various positions at NKF, a cable manufacturer. He started his career in auditing. Mr. Overwijn is an RA (Chartered Accountant) and is registered in the accountant’s register of the Netherlands Institute of Chartered Accountants (NBA).

Kelli Roiter has served as a member of our board of directors since March 2024. Ms. Roiter founded and managed Jefferies’ Private Capital Group within its Investment Banking unit. Ms. Roiter joined Jefferies in 2008 and retired in 2023. Ms. Roiter’s primary responsibilities at Jefferies was raising private institutional capital for private equity, private debt and venture capital funds, as well as raising capital for private companies. Prior to Jefferies. Ms. Roiter was an external consultant (Fund Seven Inc.) raising capital for Bay City Capital LLC. Previously, she was a Director at Citigroup, managing the Private Bank’s third party alternative investment fundraising efforts. Prior to that, she was a Director at Donaldson, Lufkin & Jenrette/Credit Suisse, managing their third party alternative fundraising efforts, focused on family offices, small/medium corporations and ultra-high net worth individuals, as well as the firm’s traditional equity asset management platform. Ms. Roiter received her MBA in Finance from Yale University and her Bachelor of Commerce with Honors in Accounting and Economics Concordia University in Montreal, Canada.

Fabien Haubert has served as our Chief Executive Officer since March 2024 after serving as the interim Chief Executive Officer of Senstar-Israel since April 2023.  Mr. Haubert joined our company in February 2018 as Vice President Sales – EMEA Region, based in Paris, France. Mr. Haubert’s most recent experience (February 2014 – February 2018) was with UK based CCTV solution provider Indigo Vision located in Edinburgh where he was Regional Director – EMEA South. Previous to his four years at Indigo he worked with several companies in the VMS, IP CCTV, intrusion, access control and integration areas since 2002. He has extensive experience in sales management with past responsibility for the EMEA region. Mr. Haubert has a technical background with a Master of Science degree in Electronics Engineering (Ecole Supérieure d’Ingénieurs en Electrontechnique et Electronique) as well as a Master of Strategy and Engineering of International business (Ecole Supérieure des Sciences Economiques et Commerciales). He speaks French, English, Spanish, and Italian and has a working knowledge of Dutch.

Alicia Kelly has served as our Chief Financial Officer since March 2024 after serving as Vice President of Finance since 2019 when she joined us. As Vice President of Finance, Ms. Kelly had overseen global accounting, financial reporting, controls, and financial planning and analysis. Her career spans over 20 years of extensive and varied experience in financial management and business leadership working for high tech corporations boasting global development and manufacturing capabilities. Prior to joining Senstar in July 2019, Ms. Kelly served in group controller roles overseeing the worldwide operations of Curtiss-Wright within its Defense Solutions segment for nearly a decade. In addition to her financial roles, she also contributed as a Director within Curtiss-Wright’s Supply Chain and Customer Services functions. She has also held progressive financial management positions in both software development and conglomerate contract manufacturing companies. Ms. Kelly is a CPA in Canada. She holds a Bachelor of Business Administration degree from the University of Ottawa.

Jeremy Weese has served as our Chief Technology Officer since March 2020. Mr. Weese joined Senstar in 1999 in a design engineering role. During his tenure with our company Mr. Weese has moved through progressive levels of responsibility within the research and development department. Prior to assuming the position of Chief Technology Officer, Mr. Weese was responsible for the Company’s product portfolio and research and development activities as VP of Engineering and overall operations as COO. Mr. Weese is a Professional Engineer and member of the IEEE. He holds a B.A.Sc. degree in Computer Engineering from the University of Ottawa.

The terms of office of Messrs. Beck, Berman, and Overwijn and Ms. Roiter will expire at our 2025 annual general meeting of shareholders.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2023 (including directors and executive officers who no longer serves as directors and executive officer) consisted of approximately $1.5 million in salary, fees, bonus, equity based compensation, commissions and directors’ fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2023, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $0.1 million.

As of the Effective Date of the Redomiciliation, we pay our directors an annual fee of CAD 38,0000 and a fee of CAD 1,700 for each board or committee meeting that they physically attend (or CAD 2,200 I attendance requires air travel), and CAD 1,100 for a virtual meeting. In addition, we pay to our Executive Chairman a monthly payment of CAD 5,700. Our executive Chairman is also entitled to a director fees paid to all of our directors as described above. In addition, Mr. Beck is entitled to annual cash bonus of CAD 40,000 payable in the event our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000.

As of the Effective Date of the Redomiciliation, our directors and executive officers as a group, then consisting of 7 persons, held options to purchase an aggregate of 94,666 Common Shares, having exercise prices ranging from $2.36 to $3.28 and expiration dates ranging from 2024 to 2028. Generally, the options vest over a two to four year period. See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

Compensation of Senior Office Holders

The table below sets forth the compensation paid to our five most highly compensated senior office holders during the year ended December 31, 2023 (which include two former senior officer):

Information Regarding the Senior Executives(1) (US dollars in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Fabien Haubert – Chief Executive Officer	237	84	32	16	369
Jeremy Weese – Chief Technology Officer	170	21	21	-	212
Alicia Kelly - Chief Financial Officer	148	12	19	9	188
Dror Sharon – Former Chief Executive Officer of Senstar Technologies Ltd.	156	89	-	-	245
Tomer Hay – Chief Financial Officer of Senstar Technologies Ltd.	133	61	17	15	226
(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Senior Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2023.

(3)
Amounts reported in this column include benefits and perquisites or on account of such benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2023.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023.

C.	Board Practice

Introduction

According to Ontario law and our Articles and By-laws, our board of directors manages, or supervises the management of, our business and affairs. The board of directors may exercise all powers conferred on it by the OBCA. Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities delegated by our board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

Election of Directors

Our Articles provide for a minimum of three and a maximum of 11 directors. Our directors have been empowered to determine the number of directors within the minimum and maximum number permitted by the Articles. Our board of directors is currently composed of four directors.

Our directors are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting. All the members of our board of directors may be reelected upon completion of their term of office. Our annual general meetings of shareholders are held at least once every calendar year. In the intervals between our annual general meetings of shareholders, subject to the OBCA, the board of directors may from time to time appoint a new director to fill a vacancy or to add to their number, and any director so appointed will remain in office until our next annual general meeting of shareholders and may be re-elected.

Independent Directors

In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company has a majority of independent directors and that its audit committee has at least three members and be comprised only of independent directors, each of whom satisfies the “independence” requirements of NASDAQ and the SEC. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.

Our board of directors has determined that each of Mr. Berman, Mr. Overwijn and Ms. Roiter qualifies as an independent director under the requirements of the SEC and NASDAQ.

Audit Committee

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our audit committee consists of Mr. Berman, Mr. Overwijn and Ms. Roiter. Mr. Berman serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Mr. Berman is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and the corporate governance rules of Nasdaq and include:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders

•	re-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•
overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•
identifying irregularities in our business administration by among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•
reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

A copy of the audit committee charter is available to investors and others on our website at www.senstar.com.

Compensation Committee

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee consists of Mr. Berman, Mr. Overwijn and Ms. Roiter. Mr. Overwijn serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:

•
recommending to our board of directors for its approval a compensation policy, as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate;

•
reviewing and approving the granting of options and other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives; and

•
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

A copy of the compensation committee charter is available to investors and others on our website at www.senstar.com.

Sustainability, Nominating and Governance Committee

Our sustainability, nominating and governance committee consists of Mr. Berman, Mr. Overwijn and Ms. Roiter. Mr. Overwijn serves as chairperson of the committee. Our board of directors has adopted a sustainability, nominating and governance committee charter setting forth the responsibilities of the committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board;

•
 establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business: and

•	to oversee our policies, programs and strategies related to environmental, social and governance.

A copy of the sustainability, nominating and governance committee charter is available to investors and others on our website at www.senstar.com.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions under Ontario Law

Fiduciary Duties of Directors and Officers

Under the OBCA, a director or officer of a corporation must (i) act honestly and in good faith with a view to the best interests of the corporation; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Disclosure of Interests of Directors and Officers; Approval of Transactions with Directors and Officers

Subject to and in accordance with the provisions of the OBCA, a director or officer of the corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of such interest, and any such director must not attend any part of a meeting of directors during which the contract or transaction is discussed and must refrain from voting in respect thereof unless otherwise permitted by the OBCA. If no quorum exists for the purpose of voting on such a resolution only because a director is not permitted to be present at the meeting due to a conflict of interest, the remaining directors will be deemed to constitute a quorum for the purposes of voting on the resolution.

Exculpation, Indemnification and Insurance of Directors and Officers

Under the By-laws, we shall indemnify a director or officer, a former director or officer or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity (each of the foregoing, an “individual”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with us or other entity, on the condition that (i) such individual acted honestly and in good faith with a view to our best interests or to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request, as the case may be; and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, we may not indemnify the individual unless the individual had reasonable grounds for believing that his or her conduct was lawful.

Further, we shall advance monies to the individual for the costs, charges and expenses of a proceeding referred to above provided such individual agrees in advance, in writing, to repay the monies if the individual does not fulfill the conditions in (i) and (ii) above.

We shall also seek the approval of a court to indemnify an individual referred to in the first paragraph above, or advance monies under the second paragraph above, in respect of an action by or on our behalf or on behalf of another entity to procure a judgment in its favor, to which such individual is made a party because of the individual’s association with us or other entity as described in the first paragraph above, against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in (i) and (ii) above.

We maintain directors' and officers' liability insurance which insures directors and officers for losses as a result of claims against the directors and officers in their capacity as directors and officers and also reimburses us for payments made pursuant to the indemnity provisions under the By-laws and the OBCA. In addition, we indemnify our directors and officers pursuant to a standard indemnification agreement that provides for indemnification to the fullest extent permitted by the OBCA.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our board members, as well as a particular nominee’s contribution to that mix. Although there are many other factors, the Board seeks individuals with experience in the defense industry, sales and marketing, legal and accounting skills and board experience. In accordance with Nasdaq’s Board Diversity Rules, our board-level diversity statistics are published on our website at https://senstartechnologies.com/about/

D.	Employees

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. The remuneration and rewards include retention through share-based compensation and performance-based bonuses.

We believe that an engaged workforce is key to maintaining our ability to innovate. We have steadily increased our workforce and have been successful in integrating our new employees and keeping our employees engaged. Investing in our employees’ career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths.

We are committed to providing a safe work environment for our employees in compliance with applicable regulations.

As of December 31, 2023, we employed 136 full-time employees, of whom 21 were employed in general management and administration, 41 were employed in selling and marketing, 42 were employed in production, customers' support and maintenance and 32 were employed in engineering and research and development. Of such full-time employees, 96 were located in Canada, 18 were in the United States and 22 were in various other countries.

As of December 31, 2022, we employed 158 full-time employees, of whom 23 were employed in general management and administration, 49 were employed in selling and marketing, 50 were employed in production, customers' support and maintenance and 36 were employed in engineering and research and development. Of such full-time employees, 99 were located in Canada, 20 were in the United States and 39 were in various other countries.

As of December 31, 2021, following the divestiture of our Integrated Solutions (Projects) division, we employed 160 full-time employees, of whom 24 were employed in general management and administration, 55 were employed in selling and marketing, 46 were employed in production, customers’ support and maintenance, and 35 were employed in engineering and research and development. Of such full-time employees, 107 were located in Canada, 22 were in the United States and 31 were in various other countries.

We generally provide our employees with benefits and working conditions beyond the required minimums. Each of our subsidiaries provides a benefits package and working conditions which we believe are competitive with other companies in their field of operations.

E.	Share Ownership.

The following table sets forth certain information regarding the ownership of our Common Shares by our directors and executive officers as of April 17, 2024.

Name	Number of Common Shares Owned (1)	Percentage of Outstanding Common Shares (2)
Gillon Beck (3)	-	-
Jacob Berman	-	-
Tom Overwijn	-	-
Kelli Roiter	-	-
Fabien Haubert (4)	38,667	*
Alicia Kelly(5)	16,000	*
Jeremy Weese(6)	16,666	*
All directors and executive officers as a group (7 persons) (7)	71,333	*

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common Shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 23,309,987 Common Shares issued and outstanding as of April 17, 2024.

(3)	Does not include any Common Shares held by the FIMI Funds.

(4)	Includes 38,667 Common Shares issuable upon the exercise of currently exercisable options.

(5)	Includes 16,000 Common Shares issuable upon the exercise of currently exercisable options.

(6)	Includes 16,666 Common Shares issuable upon the exercise of currently exercisable options.

(7)	Includes 71,333 Common Shares issuable upon the exercise of currently exercisable options.

Share Option Plans

2010 Israeli Share Option Plan

In June 2010, Senstar Technologies Ltd. adopted the 2010 Israeli Share Option Plan, or the 2010 Plan. The 2010 Plan had an original term of ten years, which was extended in August 2020 for an additional 5 years.

In connection with the Redomiciliation, each outstanding option to purchase ordinary shares of Senstar Technologies Ltd was replaced with an option to purchase our Common Shares upon the same terms and conditions. As of the Effective Date of the Redomiciliation, options to purchase 94,666 Common Shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $3.1 per share. Following the Redomiciliation, we will not make any new grants under the 2010 Plan.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None

Clawback Policy.  We adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.  A copy of the Clawback Policy is filed an exhibit to this Annual Report.

ITEM 7.          Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of April 17, 2024 regarding the beneficial ownership of our Common Shares, by each person or entity known to us to own beneficially 5% or more of our Common Shares.

Name	Number of Common Shares Beneficially Owned (1)	Percentage of Outstanding Common Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	4,646,924	19.9%
FIMI Israel Opportunity Five, Limited Partnership (3)	5,207,235	22.4%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common Shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 23,309,987 Common Shares issued and outstanding as of April 17, 2024.

(3)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us. The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our Common Shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 17, 2024, there were 27 holders of record of our Common Shares, of which 23 record holders holding approximately 91.3% of our Common Shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Common Shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.3% of our outstanding Common Shares as of such date.

B.	Related Party Transactions.

None

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.          Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Legal Proceedings

We are subject to legal proceedings arising in the normal course of business. Based on the advice of our legal counsel, management believes that these proceedings will not have a material adverse effect on our financial position or results of operations.

In February 2019, Magal Mexico (our former subsidiary whose shares were sold as part of the Integrated Solutions Division sale) initiated a dispute procedure with the Mexican tax authorities requesting the recognition of deduction of certain expenses as claimed by the former Mexican subsidiary in its annual tax filings. In July 2019, the tax authorities denied the former Mexican subsidiary position. On September 11, 2019, Magal Mexico filed a nullity claim (administrative trial) against the resolution of the Mexican Internal Revenue Service (Servicio de Administración Tributaria) that had requested the former subsidiary to correct its tax situation on virtue that certain invoices did not produce any legal effect. The claim was admitted and resolved in favor of the former subsidiary, on August 5, 2020. This resolution was then challenged by the tax authority, through a motion of review before the Collegiate Courts of Circuit; which resolved the appeal by the tax authority unfavorably to the former Mexican subsidiary, on June 4, 2021. The Collegiate Court had confirmed the legality of the tax resolution and had directed the lower court to issue a similar resolution which was issued on July 2, 2021, whereby the lower court had ruled in favor of the Tax Authority.

On September 21, 2021, the former Mexican subsidiary appealed the resolution by the lower court before the Collegiate Courts of Circuit, in October 2021, the Collegiate Court admitted the appeal, however, on March 14, 2022, the Court notified the resolution whereby it ruled in favor of the Tax Authority, deciding to confirm the challenged resolution. On March 25, 2022, the former Mexican subsidiary appealed the Collegiate Court's decision before the Mexican Supreme Court of Justice. On May 17, 2022, the Mexican Court rejected the former Mexican subsidiary's annulment claim regarding the Mexican Tax authority’s decision not to allow the deduction of expenses and credit of VAT in respect of the engagement of Cuceju by the former Mexican subsidiary.

According to the Purchase Agreement of the Integrated Solutions division dated February 7, 2021, we were financially liable for the outcome of this dispute and so had to indemnify Aeronautics Ltd. according to the final tax resolution in this matter. Therefore, on July 19, 2022, Aeronautics Ltd. and Magal Security Systems Ltd. (formerly Onlishel Ltd.) (collectively for this section the "Buyer") and us, agreed that we, reimburse the Buyer in the amount of $4.3 million (the "Tax Payment Amount"), as set forth in the closing protocol dated June 30, 2021 to the Purchase Agreement. The Buyer committed to pay the Tax Payment Amount to the relevant Mexican tax authorities.

Dividend Distribution Policy

While we have historically retained our earnings to finance operations and expand our business, on December 7, 2020, we announced a cash distribution in the amount of US$1.079 per share (approximately US$ 25 million in the aggregate) which was paid on December 28, 2020, and, following the completion of the sale of Integration Solutions Division and court approval, we announced on August 16, 2021 a cash distribution in the amount of $1.725 per share (approximately $40 million in the aggregate), which was paid on September 22, 2021. Future dividend distributions are subject to the discretion of our board of directors and approval of our shareholders and will depend on a number of factors, including our operating results, future capital resources available for distribution, capital requirements, financial condition, the tax implications of dividend distributions on our income, future prospects and any other factors our board of directors may deem relevant.

B.	Significant Changes.

Since the date of the annual consolidated financial statements included in this annual report, no significant changes have occurred other than the Redomiciliation.

ITEM 9.          The Offer and Listing

A.	Offer and Listing Details.

Our Common Shares are traded on the NASDAQ Global Market. Our ticker symbol is “SNT.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The ordinary shares of Senstar Technologies Ltd. have traded on the NASDAQ Global Market since our initial public offering in 1993. Since September 30, 2021 the ordinary shares traded under the symbol “SNT” (previously under the symbol “MAGS”), and following the completion of the Redomiciliation, our Common Shares continue to trade under the symbol “SNT”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.          Additional Information

A.	Share Capital.

Not applicable.

B.	Articles and By-laws.

Our authorized share capital is unlimited, of which 23,309,987 Common Shares, no par value per share, are issued and outstanding as of April 17, 2024.

Copies of our Articles and By-laws are attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated herein by reference.

The transfer agent and registrar for our Common Shares is Equiniti Trust Company LLC, New York, New York.

C.	Material Contracts.

In connection with the Redomiciliation, on September 26, 2023, we, Senstar Technologies Ltd. and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary we formed entered into a merger agreement, pursuant to which we would become the parent company of Senstar Technologies Ltd. as a result of a merger of Can Co  Sub Ltd. with and into Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the Merger as our wholly-owned subsidiary. Pursuant to the Merger Agreement, Senstar Technologies Ltd. agreed to become domiciled in Ontario and become Senstar Technologies Corporation, an Ontario organized company. The Redomiciliation was completed on March 18, 2024.

D.	Exchange Controls.

Ontario law and regulations do not impose any material foreign exchange restrictions on non‑Ontario holders of our Common Shares.

E.	Taxation.

The following is a discussion of Canadian and United States tax consequences material to us and to our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our Common Shares should consult their own tax advisors as to the United States, Canadian, Israeli or other tax consequences of the purchase, ownership and disposition of Common Shares, including, in particular, the effect of any foreign, state or local taxes.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person (a “Holder”) who acquires as a beneficial owner our Common Shares, and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the regulations adopted thereunder (collectively, the “Canada Tax Act”): (i) deals at arm’s length with Senstar Technologies Corporation; (ii) is not affiliated with Senstar Technologies Corporation; (iii) holds our Common Shares as capital property; and (iv) has not entered into, with respect to any of our Common Shares a “derivative forward agreement” or a “dividend rental arrangement,” each as defined in the Canada Tax Act. Generally, our Common Shares will be capital property to a Holder provided the Holder does not acquire or hold such Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Canada Tax Act, and an understanding of the current administrative practices published in writing by the Canada Revenue Agency prior to the date hereof.  This summary takes into account all specific proposals to amend the Canada Tax Act publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed.  This summary does not otherwise take into account or anticipate any changes in law or administrative policy, whether by legislative, governmental or judicial decision or action, and does not take into account or consider any provincial, territorial or foreign income tax considerations.

This summary is of a general nature. It is not, is not intended to be, and should not be construed to be legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Canada Tax Act, all amounts relating to the acquisition, holding or disposition of our Common Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Canada Tax Act.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canada Tax Act: (i) is not, and is not deemed to be, a resident of Canada, and (ii) does not use or hold, and is not deemed to use or hold, our Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited, or deemed under the Canada Tax Act to be paid or credited, by Senstar Technologies Corporation to a Non-Resident Holder on our Common Shares will generally be subject to Canadian withholding tax under the Canada Tax Act at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention.  For example, under the Canada-Israel Income Tax Convention, where dividends are paid or credited on our Common Shares to a Non-Resident Holder that is an individual beneficial owner of the dividends and that is an Israeli resident for purposes of, and is entitled to benefits of, the Canada-Israel Income Tax Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.  Non-Resident Holders are advised to consult their tax advisors in this regard.

Dispositions

A Non-Resident Holder for whom our Common Shares are not or are not deemed to be “taxable Canadian property” for purposes of the Canada Tax Act will generally not be subject to income tax under the Canada Tax Act on the disposition or deemed disposition of such shares. Generally, provided that our Common Shares are listed on a “designated stock exchange” (which includes the Nasdaq Global Market), our Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time unless at any time during the 60-month period that ends at that particular time, both of the following conditions were satisfied: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Canada Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of a class of the capital stock of Senstar Technologies Corporation, and at that time (b) more than 50% of the fair market value of our Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canada Tax Act), “timber resource properties” (as defined in the Canada Tax Act) or options in respect of, interests in, or for civil law rights in, any such property, whether or not such property exists. Notwithstanding the foregoing, our Common Shares may otherwise be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances.  The Non-Resident Holders for whom Common Shares may constitute taxable Canadian property should consult their own tax advisors.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canada Tax Act, is or is deemed to be resident in Canada (a “Canadian Resident Holder”). Certain Canadian  Resident Holders may be  entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Canada Tax Act the effect of which may  be to deem to be capital property any of our Common Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years.  Resident Holders whose Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.  This portion of the summary is not applicable to a Canadian Resident Holder (i) that is a “specified financial institution”, (ii) an interest in which is, or for whom the Securities would be, a “tax shelter investment”, (iii) that is for purposes of certain rules (referred to as the “mark-to-market” rules) applicable to securities held by financial institutions, a “financial institution”, (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) that is a corporation resident in Canada that is, becomes, or does not deal at arm’s length for purposes of the Canada Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our Common Shares, controlled by a non-resident person (or a group of such persons not dealing with each other at arm’s length) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canada Tax Act.

Dividends

A Canadian Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to have been received) on our Common Shares. In the case of a Canadian Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from “taxable Canadian corporations”, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Senstar Technologies Corporation as an “eligible dividend” in accordance with the provisions of the Canada Tax Act.   A dividend received (or deemed to have been received) by a Canadian Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, however, a taxable dividend received (or deemed to have been received) by a Canadian Resident Holder that is a corporation will be deemed to be either proceeds of disposition or a gain from the disposition of a capital property. Canadian Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Canadian Resident Holder that is a “private corporation”, as defined in the Canada Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally  be liable to pay a refundable tax under Part IV of the Canada Tax Act on dividends received (or deemed to have been received) on our Common Shares to the extent such dividends are deductible in computing the Canada Resident Holder’s taxable income for the taxation year.

Dispositions

Generally, a Canadian Resident Holder who disposes of, or is deemed for purposes of the Canada Tax Act to have disposed of our Common Shares will realize a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Common Shares exceed (or are less than) the total of (1) the adjusted cost base to the Canadian Resident Holder of the Common Shares determined immediately before the disposition, and (2) any reasonable costs of disposition.

One-half of any capital gain (a “taxable capital gain”) realized by a Canadian Resident Holder from a disposition of our Common Shares must be included in the Canadian Resident Holder’s income for the taxation year of disposition. Subject to and in accordance with the provisions of the Canada Tax Act, a Canadian Resident Holder will generally be required to deduct one-half of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Any unused allowable capital losses for the taxation year of disposition may generally reduce net taxable capital gains realized in any of the three prior taxation years or in any subsequent year in the circumstances and to the extent provided in the Canada Tax Act.

If a Canadian Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of our Common Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Common Shares.

Similar rules may apply where a Canadian Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns our Common Shares directly or indirectly through a partnership or a trust. Canadian Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Canadian Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Canada Tax Act) throughout the relevant taxation year or a “substantive CCPC” (as proposed to be defined in the Proposed Amendments tabled on March 1, 2024), at any time in the year may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Canada Tax Act) for the year, including taxable capital gains realized on the disposition of our Common Shares. Canadian Resident Holders that are “Canadian-controlled private corporations” or would be “substantive CCPCs” (provided that the Proposed Amendments tabled on March 1, 2024 are enacted in their current form) should consult their own tax advisors regarding their particular circumstances.

Eligibility for Investment

Provided that our Common Shares are listed on a “designated stock exchange” for the purposes of the Canada Tax Act (which currently includes the Nasdaq Global Market), our Common Shares will be, at such time, “qualified investments” under the Canada Tax Act for trusts governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “deferred profit sharing plan,” a “registered disability savings plan” (“RDSP”),  a “tax-free savings account” (“TFSA”), or a first home savings account (“FHSA”), each as defined in the Canada Tax Act.

Notwithstanding the foregoing, if our Common Shares held by a TFSA, RRSP, RRIF, RDSP, FHSA, or RESP (a “Registered Plan”) are “prohibited investments” for purposes of the Canada Tax Act, the holder of the TFSA, FHSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of a RESP (as the case may be) will be subject to a penalty tax as set out in the Canada Tax Act. Our Common Shares will generally be a “prohibited investment” if the holder of a TFSA, FHSA or RDSP, the annuitant of a RRSP or RRIF, or the subscriber of a RESP (as the case may be): (i) does not deal at arm’s length with Senstar Technologies Corporation for purposes of the Canada Tax Act; or (ii) has a “significant interest” (within the meaning of the Canada Tax Act) in Senstar Technologies Corporation. In addition, our Common Shares will not be a “prohibited” if such Common Shares are “excluded property,” as defined in the Canada Tax Act, for a TFSA, FHSA, RRSP, RRIF, RDSP or RESP. Holders who intend to hold our Common Shares in a TFSA, FHSA, RRSP, RRIF, RESP or RDSP should consult their own tax advisors in this regard.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our Common Shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.

There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our Common Shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our Common Shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;
•	financial institutions;
•	certain insurance companies;
•	investors liable for alternative minimum tax;
•	regulated investment companies, real estate investment trusts, or grantor trusts;
•	dealers or traders in securities, commodities or currencies;
•	tax-exempt organizations;
•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;
•	persons who hold the Common Shares through partnerships or other pass-through entities;
•	persons who acquire their Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;
•	persons (or their direct, indirect or constructive owners) that actually or constructively own 10% or more of our shares by vote or value; or
•	investors holding Common Shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our Common Shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our Common Shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of Common Shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in Common Shares.

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our Common Shares, including the amount of any foreign taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our Common Shares and any amount in excess of your tax basis will be treated as gain from the sale of Common Shares. See “—Disposition of Common Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in foreign currency, including the amount of any foreign taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in foreign currency and converts foreign currency into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of foreign currency.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any foreign withholding tax imposed on dividends paid with respect to our Common Shares, at a rate not exceeding the applicable rate provided by the Treaty, will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Foreign taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to foreign income tax withheld from dividends received on our Common Shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in Common Shares is hedged. An election to deduct foreign taxes instead of claiming foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently a maximum of 20%). Distributions taxable as dividends paid on our Common Shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our Common Shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our Common Shares currently are readily tradable on an established securities market in the United States (see discussion below). However, no assurance can be given that our Common Shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our Common Shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Disposition of Common Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our Common Shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our Common Shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the Common Shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of Common Shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives foreign currency in connection with the sale or disposition of our Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to the Common Shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in foreign currency and converts foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our Common Shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar values of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as U.S.- source ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such Common Shares.

Passive Foreign Investment Companies

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the Common Shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2023 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. If we were a PFIC for any taxable year during which a U.S. Holder owned Common Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Common Shares would be allocated ratably over the U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Common Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we own equity that are also PFICs (“lower tier PFICs”), and you may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC you would be deemed to own.

i.	Mark-to-market elections

If we are a PFIC for any taxable year during which you hold Common Shares, then instead of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the Common Shares as ordinary income under a mark-to-market method, provided that such Common Shares are “marketable.” The Common Shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the Common Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we own that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election with respect to the Common Shares will be of limited benefit.

If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your Common Shares at the end of the year over your adjusted tax basis in the Common Shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Common Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your Common Shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the Common Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Common Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

ii.	Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the Common Shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our Common Shares were we to be or become a PFIC.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our Common Shares.

Backup Withholding and Information Reporting

Payments in respect of our Common Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) are a corporation, or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our Common Shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our Common Shares or holds 10% or more in vote or value of our Common Shares may be subject to certain additional U.S. information reporting requirements.

Public stock buyback tax

Public companies face a new 1% excise tax on the fair market value (FMV) of stock repurchases beginning in 2023. The tax applies to corporations with stock traded on an established securities market, which includes corporations with stock that is traded on a national securities exchange. A repurchase is defined for this purpose as a redemption under Section 317(b), plus “economically similar” transactions. The tax could increase costs on many kinds of common redemption activity, including redemptions related to M&A and stock compensation plans. The new excise tax is not deductible for income tax purposes.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our Common Shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statements by Experts.

Not applicable.

H.	Documents on Display.

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file quarterly reports including financial statements. We file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing, among other things, press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.senstartechnologies.com) promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC. The documents concerning our company that are referred to in this annual report may also be inspected at our executive offices in Ottawa, Ontario.

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11.          Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe, APAC, Latin America and Israel. Our revenues are primarily denominated in U.S. dollars, Canadian dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in Canadian Dollars and NIS. Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in Canadian dollars, Euros, U.S. dollars and NIS. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The U.S. dollar cost of our operations in Canada may be adversely affected by the appreciation of the Canadian dollars against the U.S. dollar. The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD. In 2023 the Canadian dollar depreciated by 2.3% and 0.1% against the U.S. dollar in 2023 and 2021, respectively and appreciated by 6.4% against the U.S. dollar in 2022. The New Israeli Shekel appreciated by 3.1% and 13.2% against the U.S. dollar in 2023 and 2022, respectively and depreciated by 3.3% against the U.S. dollar in 2021. We may incur exchange losses in the future which may materially affect our operating results.

In 2023 and 2021, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $0.1 million and $1 million, respectively. In 2022, foreign currency fluctuations had a positive impact on our results of operations as we recorded foreign exchange gain, net of $0.4 million.

We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

ITEM 12.          Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.          Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that:

(i)          pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31,2023.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.             [Reserved]

ITEM 16A.          Audit Committee Financial Expert

Our board of directors has determined that Mr. Jacob Berman, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the SEC. For a description of Mr. Berman’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

ITEM 16B.          Code of Ethics

We adopted an amended and restated code of ethics prior to the completion of the Redomiciliation in March 2024. The code is reviewed periodically by the Board, applies to our chief executive officer and all senior financial officers of our company, including our chief financial officer, chief accounting officer or controller, and persons performing similar functions. The amended and restated code of ethics reflects our growing emphasis on international operations and better addresses issues related with such activities by providing clear instructions in connection with commercial international activities. The code of ethics is publicly available on our website at www.senstartechnologies.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.          Principal Accountant Fees and Services

Independent Public Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young global. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2023	2022

Audit (1)	267,000	232,000
Tax (2)	161,000	56,000
Other (3)	3,000	4,000
Total	431,000	292,000

(1)
Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit (including audit of our internal control over financial reporting), consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)
Tax fees are for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated to international taxation, tax assessment deliberation, transfer pricing and withholding tax assessments.

(3)
Other fees primarily relate to out of pocket reimbursement of expenses and primarily traveling expenses of our auditors. These fees also relate to fees associated with the conflict Minerals work plan, due diligence, and the Risk Assessment Service.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm, Kost Forer Gabbay & Kasierer and their affiliates. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.          Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.          Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of Senstar Technologies Ltd. nor did an affiliated purchaser purchase any shares of our company on our behalf during 2023.

ITEM 16F.          Changes in Registrant’s Certifying Accountant

None.

ITEM 16G.          Corporate Governance

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. To date, we have not elected to follow home country law instead of any of such NASDAQ requirements.

ITEM 16H.          Mine Safety Disclosure

Not applicable.

ITEM 16I.          Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

ITEM 16J.          Insider Trading Policies

We have adopted a written insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.  A copy of the Insider Trading Policy is filed an exhibit to this Annual Report.

ITEM 16K.          Cybersecurity

Cybersecurity Risk Management and Strategy

Our Board recognizes the critical importance of maintaining the availability and completion of our data and systems, the trust and confidence of our business partners and employees. Our Audit Committee is responsible for reviewing our policies with respect to cybersecurity risks and relevant contingent liabilities and risks that may be material to the Company, including risks from third parties and business partners.

We generally seek to address cybersecurity risks by implementing security measures on our internal computer systems. These security measures include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated by our IT manager.  Our CTO is responsible for implementing protection measures for our information systems from cybersecurity threats and promptly responding to any cybersecurity incidents.

Our management has primary responsibility for our overall cybersecurity risk management and supervises our internal information technology personnel. Our management is responsible for assessing and managing our material risks from cybersecurity threats. The risk assessment occurs on an ongoing basis, or as business needs change, and covers identification of risks that could act against our Company's objectives as well as specific risks related to a compromise to the security of data.

As of the date of this report, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. “Risk Factors- Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business, on our financial performance and operating results.

PART III

ITEM 17.          Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.          Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.          Exhibits

Exhibit No.	Description
1.1	Articles and By-laws of the Registrant(1)
2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Agreement and Plan of Merger, dated as of September 26, 2023, among Senstar Technologies Ltd., Senstar Technologies Corporation and Can Co Sub Ltd.(2)
4.2	Form of Indemnity Agreement for directors and officers(3)
4.3	Share and Asset Purchase Agreement by and between Aeronautics Ltd. and Senstar Technologies Ltd. dated February 7, 2021(4)
4.4	2010 Israeli Share Option Plan(5)
4.5	Amendment to 2010 Israeli Share Option Plan(6)
4.6	Insider Trading Policy
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.1 to our Registration Statement on Form F-4 (File No. 333-274706), filed with the Securities and Exchange Commission on September 27, 2023 and incorporated herein by reference.
(2)	Filed as Exhibit 99.1 to Form 6-K of Senstar Technologies Ltd., furnished to the Securities and Exchange Commission on September 27, 2023, and incorporated herein by reference.
(3)	Filed as Exhibit 10.1 to our Registration Statement on Form F-4 (File No. 333-274706), filed with the Securities and Exchange Commission on September 27, 2023 and incorporated herein by reference.
(4)	Filed as Exhibit 99.2 to Form 6-K of Senstar Technologies Ltd. furnished to the Securities and Exchange Commission on February 8, 2021 and incorporated herein by reference.
(5)	Filed as Exhibit 2.3 to the Annual Report on Form 20-F for the year ended December 31, 2010 of Senstar Technologies Ltd., and incorporated herein by reference.
(6)	Filed as Exhibit 2.4 to the Annual Report on Form 20-F for the year ended December 31, 2013 of Senstar Technologies Ltd., and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

SENSTAR TECHNOLOGIES CORPORATION

By: /s/ Fabien Haubert
Name: Fabien Haubert
Title: Chief Executive Officer
Date: April 19, 2024

SENSTAR TECHNOLOGIES CORPORATION
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SENSTAR TECHNOLOGIES CORPORATION (AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Senstar Technologies Corporation (As Successor to Senstar Technologies Ltd.) and its Subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Title	Goodwill impairment assessment

Description of the Matter
At December 31, 2023, the Company had $11.1 million of goodwill on its consolidated balance sheet. As discussed in Note 2 to the consolidated financial statements, the Company's evaluation of goodwill for impairment involves the comparison of the Company's reporting unit estimated fair value to its carrying amount annually in the fourth quarter of each year or more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. During the fourth quarter of 2023, the Company estimated the fair value of its reporting unit using discounted cash flow calculation and performed a quantitative goodwill impairment test.

Auditing the Company's goodwill impairment test involved a high degree of auditor judgement due to the effort to evaluate management's assumptions and estimates that are subject to risk and uncertainty related to future growth rates, margin projections, and the discount rate.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, assessing the methodology and testing the significant assumptions and underlying data used by the company. We evaluated management's ability to accurately forecast future sales growth and profit margins by (1) comparing the forecasts to historical revenues and profit margins and (2) comparing the revenue growth rates to management's internal projections, current and forecasted industry and economic trends. In addition, with the assistance of our fair value specialist, we evaluated the discount rate, including testing the underlying source information and the mathematical accuracy of the calculation.  Additionally, we performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from reasonably expected changes in the significant assumptions.

We have served as the Company's auditor since 1984.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 19, 2024	A Member of E&Y Global

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,806	$14,937
Short-term bank deposits	116	110
Restricted cash and deposits	6	5
Trade receivables, net	9,545	9,973
Unbilled accounts receivable	240	350
Other accounts receivable and prepaid expenses (Note 3)	2,448	1,441
Inventories (Note 4)	7,178	8,443

Total current assets	34,339	35,259

LONG-TERM ASSETS:
Deferred tax assets (Note 13)	1,525	1,981
Operating lease right-of-use assets (Note 5)	842	987

Total long-term assets	2,367	2,968

PROPERTY AND EQUIPMENT, NET (Note 6)	1,589	1,651

INTANGIBLE ASSETS, NET (Note 7)	881	1,142

GOODWILL (Note 8)	11,090	10,866

Total assets	$50,266	$51,886

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,650	$2,408
Customer advances	187	239
Deferred revenues	2,878	2,866
Other accounts payable and accrued expenses (Note 9)	5,052	4,877
Short-term operating lease liabilities (Note 5)	297	248

Total current liabilities	10,064	10,638

LONG-TERM LIABILITIES:
Deferred revenues	1,415	1,463
Deferred tax liabilities (Note 13)	606	865
Accrued severance pay	296	330
Long-term operating lease liabilities (Note 5)	580	757
Other long-term liabilities	113	146

Total long-term liabilities	3,010	3,561

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2023 and 2022; Issued and outstanding: 23,309,987 and 23,309,987 shares at December 31, 2023 and 2022, respectively	6,799	6,799
Additional paid-in capital	30,521	30,503
Accumulated other comprehensive income	24	(758)
Foreign currency translation adjustments (Company's standalone financial statements)	9,648	9,654
Accumulated deficit	(9,800)	(8,511)

Total shareholders' equity (Note 11)	37,192	37,687

Total liabilities and shareholders' equity	$50,266	$51,886

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2023	2022	2021

Revenues	$32,792	$35,558	$34,916
Cost of revenues	13,944	14,056	12,935

Gross profit	18,848	21,502	21,981

Operating expenses:
Research and development, net	4,005	4,032	3,933
Selling and marketing	9,954	9,008	9,998
General and administrative	6,154	6,978	6,969

Total operating expenses	20,113	20,018	20,900

Operating income (loss)	(1,265)	1,484	1,081
Financial income (expenses), net (Note 16)	(64)	141	(1,011)

Income (loss) before income taxes	(1,329)	1,625	70
Taxes on income (tax benefit) (Note 13)	(40)	(2,404)	2,261

Net income (loss) from continuing operations	(1,289)	4,029	(2,191)
Net income (loss) from discontinued operations (Note 1b)	-	(198)	8,607

Net income (loss)	$(1,289)	$3,831	$6,416

Net income (loss) attributable to:
Non-controlling interests from continuing operations	$-	$-	$(1)
Senstar shareholders	(1,289)	3,831	6,417

Net income (loss)	$(1,289)	$3,831	$6,416

Basic net income (loss) per share:
Continuing operations	$(0.06)	$0.17	$(0.09)
Discontinued operations	-	(0.01)	0.37

Basic net income (loss) per share	$(0.06)	$0.16	$0.28

Diluted net income (loss) per share:
Continuing operations	$(0.06)	$0.17	$(0.09)
Discontinued operations	-	(0.01)	0.37

Diluted net income (loss) per share	$(0.06)	$0.16	$0.28

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net income (loss)	$(1,289)	$3,831	$6,416
Realized foreign currency translation adjustments from subsidiaries	-	-	1,442
Foreign currency translation adjustments	782	(1,980)	(254)

Total other comprehensive income (loss)	782	(1,980)	1,188

Total comprehensive income (loss)	$(507)	$1,851	$7,604

Total comprehensive income (loss) attributable to:
Senstar shareholders	$(507)	$1,851	$7,604

Total comprehensive income (loss)	$(507)	$1,851	$7,604

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2021	23,163,985	$6,753	$69,965	$34	$9,104	$(18,759)	$1	$67,098

Issuance of shares upon exercise of employee stock options	137,668	43	391	-	-	-	-	434
Stock-based compensation	-	-	155	-	-	-	-	155
Cash distribution paid to Company’s shareholders	-	-	(40,117)	-	-	-	-	(40,117)
Foreign currency translation adjustments- the Company	-	-	-	-	583	-	-	583
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	6,417	(1)	6,416
Realized foreign currency translation adjustments	-	-	-	1,442	-	-	-	1,442
Foreign currency translation adjustments	-	-	-	(254)	-	-	-	(254)

Balance as of December 31, 2021	23,301,653	6,796	30,394	1,222	9,687	(12,342)	-	35,757

Issuance of shares upon exercise of employee stock options	8,334	3	16	-	-	-	-	19
Stock-based compensation	-	-	93	-	-	-	-	93
Foreign currency translation adjustments- the Company	-	-	-	-	(33)	-	-	(33)
Comprehensive income (loss):
Net income	-	-	-	-	-	3,831	-	3,831
Foreign currency translation adjustments	-	-	-	(1,980)	-	-	-	(1,980)

Balance as of December 31, 2022	23,309,987	$6,799	$30,503	$(758)	$9,654	$(8,511)	$-	$37,687

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Total shareholders' equity

Balance as of December 31, 2022	23,309,987	$6,799	$30,503	$(758)	$9,654	$(8,511)	$37,687

Stock-based compensation	-	-	18	-	-	-	18
Foreign currency translation adjustments- the Company	-	-	-	-	(6)	-	(6)
Comprehensive income (loss):
Net loss	-	-	-	-	-	(1,289)	(1,289)
Foreign currency translation adjustments	-	-	-	782	-	-	782

Balance as of December 31, 2023	23,309,987	$6,799	$30,521	$24	$9,648	$(9,800)	$37,192

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net income (loss)	$(1,289)	$3,831	$6,416
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	917	1,430	1,869
Loss on sale of property and equipment	8	-	-
Stock based compensation	18	93	155
Decrease (increase) in trade receivables, net	613	(2,539)	11,097
Decrease (increase) in unbilled accounts receivable	116	(339)	2,593
Decrease (increase) in other accounts receivable and prepaid expenses	(967)	455	(10)
Decrease (increase) in inventories	1,479	(3,152)	(683)
Decrease in long-term trade receivables	-	-	7
Decrease (increase) in deferred income taxes, net	218	(1,420)	1,350
Decrease in operating lease right-of-use assets	245	261	917
Increase in operating lease liabilities	(229)	(257)	(977)
Decrease in trade payables	(799)	(161)	(771)
Increase (decrease) in other accounts payable and accrued expenses and deferred revenues	7	(7,435)	(229)
Decrease in customer advances	(54)	(143)	(540)
Accrued severance pay, net	(23)	(139)	(277)
Gain on divestiture of the Integrated Solutions Division (see Note 1b)	-	-	(14,888)

Net cash provided by (used in) operating activities	$260	$(9,515)	$6,029

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from investing activities:

Release (investment) of short-term and long-term bank deposits	(1)	(108)	65
Proceeds from sale of property and equipment	47	29	-
Purchase of property and equipment	(380)	(158)	(792)
Asset acquisition of technology	-	-	(169)
Proceeds from divestiture of the Integrated Solutions Division (see Note 1b)	-	-	32,621

Net cash provided by (used in) investing activities	(334)	(237)	31,725

Cash flows from financing activities:

Cash distribution to Company’s shareholders	-	-	(40,117)
Proceeds from issuance of shares upon exercise of options to employees	-	19	434
Deferred payment with respect to asset acquisition	(213)	-	-

Net cash provided by (used in) financing activities	(213)	19	(39,683)

Effect of exchange rate changes on cash and cash equivalents	156	(1,727)	981

Decrease in cash and cash equivalents	(131)	(11,460)	(948)

Cash and cash equivalents at the beginning of the year, including cash attributable to discontinued operations	14,937	26,397	27,345

Cash and cash equivalents at the end of the year	$14,806	$14,937	$26,397

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES
(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Supplemental disclosures of cash flows activities:

Cash paid during the year for:

Interest	$-	$110	$-

Income taxes	$447	$1,412	$1,971

Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$134	$151	$444

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Senstar Technologies corporation (as a successor of Senstar Technologies Ltd.) ("the Parent Company" or "Senstar") and its subsidiaries (together - "the Company") is a leading international provider of comprehensive physical, video, and access control security products and solutions. The Company offers comprehensive solutions for critical sites, which leverage its broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as access control products and technologies.

Effective March 18, 2024, Senstar Technologies Ltd. redomiciled as an Ontario organized company (See Note 17: Subsequent Events). In this Annual Report, because Senstar Technologies Corporation is the successor company to Senstar Technologies Ltd. in the Merger which closed on March 18, 2024, we are presenting the results of Senstar Technologies Ltd.’s operations for the years ended December 31, 2023, 2022 and 2021 and as of December 31, 2023 and 2022. Refer to Note 17 for further information related to the Merger.

b.
On February 7, 2021, the Company entered into an agreement (the “Purchase Agreement”) with Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., to sell the Company’s Integrated Solutions Division (the “Projects Division”), representing substantially all of the Company’s Integrated Solutions segment for total consideration of $35 million in cash at closing. On June 30, 2021, the Company completed the sale. The divestiture of the Company’s Integrated Solutions Division represented a strategic shift in the Company's operations.

Discontinued operation:

Under ASC 205-20, "Discontinued Operation" when a component of an entity, as defined in ASC 205-20, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will have no significant continuing involvement in the operations of the component.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Following the sale of the Projects Division, the Projects Division's results of operations and statement of financial position balances are disclosed as a discontinued operation, including the resulting income from the sale. All prior periods comparable results of operation have been retroactively included in discontinued operations.

Starting in the third quarter of fiscal year 2021, the Company began to operate in one reportable segment as the discontinued Projects Division comprised substantially all of the Company’s Integrated Solutions segment. Results of discontinued operations includes all revenues and expenses directly derived from the Integrated Solutions Division, with the exception of general corporate overhead and other costs that were previously allocated to the Integrated Solutions segment but have not been allocated to discontinued operations.

The following table presents the gain associated with the sale, presented in the results of our discontinued operations below, for the year ended December 31, 2021:

Gross purchase price	$35,000
Provision (1)	(4,049)
Net assets sold	(14,621)
Realized foreign currency translation adjustments	(1,442)
Total net gain on divestiture of the Projects Division	$14,888

The carrying value of the net assets sold as follows:

Cash and cash equivalents	$2,008
Restricted cash and deposits	371
Trade receivables and unbilled accounts receivable	11,323
Other accounts receivable and prepaid expenses	3,140
Inventories	7,120
Deferred tax assets	2,083
Operating lease right-of-use assets, net of operating lease liabilities	46
Other long-term assets	42
Property and equipment, net	3,926
Goodwill and intangible assets, net	302
Trade payables	(4,156)
Customer advances	(3,420)
Other accounts payable and accrued expenses and deferred revenues	(8,123)
Severance pay, net	(41)

Total net assets sold	$14,621

(1)
According to the Purchase Agreement of the Projects division dated February 7, 2021, the Company was financially liable for the outcome of Magal Mexico's dispute with the Mexican tax authorities and had to indemnify Aeronautics Ltd. For further information and final resolution of the dispute refer to Note 10b.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table presents the results of the discontinued operations for the years ended December 31, 2023, 2022 and 2021, are presented below:

	Year ended December 31,
	2023	2022	2021

Revenues	$-	$-	$17,177
Cost of revenues	-	-	14,906

Gross profit	-	-	2,271

Operating expenses:
Research and development, net	-	-	828
Selling and marketing	-	-	2,223
General and administrative	-	-	3,814

Total operating expenses	-	-	6,865

Operating loss	-	-	(4,594)
Financial expenses, net	-	-	(76)

Loss before income taxes	-	-	(4,670)
Taxes on income	-	-	1,611

Loss after income taxes	-	-	(6,281)
Capital gain (loss) from discontinued operation	-	(198)	14,888

Net income (loss) from discontinued operation	$-	$(198)	$8,607

The following table presents cash flows for discontinued operations:

	Year ended December 31,
	2023	2022	2021

Net cash provided by (used in) discontinued operating activities	$22	$(4,180)	$1,392

Net cash provided by (used in) discontinued investing activities	$-	$-	$32,447

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, allowances for credit losses, inventory write-offs, warranty provision, tax assets and tax positions, legal contingencies, amounts classified as discontinued operations and stock-based compensation costs. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's management believes that the NIS is the primary currency of the economic environment in which Senstar Technologies Ltd. operates.

The Company's reporting currency is the U.S. dollar.

The functional currency of Senstar Technologies Ltd. is the NIS. The functional currency of the foreign subsidiaries is the local currency in which each subsidiary operates.

ASC 830, "Foreign Currency Matters" sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then measured in its functional currency. All transaction gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

After the measurement process is complete the financial statements are translated into the reporting currency, which is the U.S. dollar, using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Parent Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

Changes in the Parent Company's ownership interest with no change of control are treated as equity transactions.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. When the purchase price of a non-controlling interest exceeds the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Short-term and long-term restricted cash and deposits:

Short-term restricted cash and deposits are primarily invested in certificates of deposit that are restricted to withdrawals or use up to one year. Such certificates of deposit are used primarily as collateral for performance and advance payment guarantees to customers.

Long-term restricted cash and deposits are primarily invested in certificates of deposit that are restricted to withdrawals or use for a period for more than one year. Such certificates of deposit are used primarily as collateral for performance guarantees to customers.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year and are presented at their cost.

A bank deposit with a maturity of more than one year is included in long-term bank deposits and presented at cost.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.

Cost is determined as follows:

Raw materials, parts and supplies: using the "first-in, first-out" method.

Work in progress and finished products: on the basis of direct manufacturing costs with the addition of allocable indirect cost, representing allocable operating overhead expenses and manufacturing costs.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded inventory write-offs in the amounts of $321, $47 and $95, respectively. Such write-offs were included in cost of revenues.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Buildings	3 - 4
Machinery and equipment	10 - 33 (mainly 10%)
Motor vehicles	15 - 20
Promotional displays	10 - 25
Office furniture and equipment	20 - 33
Leasehold improvements	By the shorter of the term of the lease or the useful life of the assets

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Intangible assets:

Intangible assets are comprised of patents, capitalized and acquired technology and customer relations.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other." Intangible assets were amortized based on the straight-line method or acceleration method, at the following weighted average annual rates:

%

Patents	10
Technology	12.5 - 26.7
Customer relationships	10.3 - 36.4

j.	Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 2023, 2022 and 2021, the Company did not record any impairment charges attributable to long-lived assets.

k.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC No. 350, "Intangible-Goodwill and other" requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test.

If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present.

Starting June 30, 2021, as a result of the sale of the Projects segment (see Note 1b), the Company began operating as one operating segment with a single reporting unit.

For the years ended December 31, 2023, 2022 and 2021, no impairment losses were recorded.

l.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of operations.

Acquisition related costs are expensed in the statement of operations in the period incurred.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Company recognizes revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC No. 606"). As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

Following the sale of the Integrated Solution Division, the Company generates its revenues mainly from: (1) sales of security products; (2) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (3) software license fees and related services.

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The perpetual license is distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. The Company usually does not grant a right of return to its customers.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

As required by ASC 606, following the determination of the performance obligations in the contract, the Company allocates the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised license fees or services underlying each performance obligation. Standalone selling price is the price at which the Company would sell a promised license or service separately to a customer.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Software related services provide customers with rights to unspecified software product updates, if and when available. These services grant the customers online and telephone access to technical support personnel during the term of the service. The Company recognizes software related services revenues ratably over the term of the agreement, usually one year.

The Company provides customers with services and maintenance. The Company's service contracts included contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied, accordingly, related revenues are recognized, as those services are performed or over the term of the related agreements.

During the years ended December 31, 2023, 2022 and 2021, the Company derived approximately 16.2%, 17.7% and 17.9% of total revenues, respectively, from services and maintenance (see Note 15).

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and included mainly revenues from the sales of software license and security products without significant installation work. For performance obligations that are satisfied at a point in time, the Company evaluated the point in time when the customer can direct the use of, and obtain the benefits from, the products, usually upon delivery. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

Remaining performance obligations:

Remaining performance obligations represent the future revenues expected to be recognized on firm orders received by the Company and are equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. The Company's remaining performance obligations as of December 31, 2023 was $3.5 million, out of which the Company expects to recognize approximately 47% as revenue in 2024, with the remainder to be recognized thereafter.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues and customer advances:

Deferred revenues and customer advances decreased by $0.1 million compared to the beginning balance of $4.6 million as of January 1, 2023. The decrease was primarily as a result of $4 million of recognized revenues from deferred revenues and customer advances. This was offset by $3.8 million of new unearned amounts under contracts as well as the exchange rate impact of $0.1 million. The above resulted in an ending balance of $4.5 million as of December 31, 2023.

Unbilled accounts receivable:

Unbilled accounts receivable decreased by $0.1 million compared to the beginning balance as of January 1, 2023. The above resulted in an ending balance of $0.2 million as of December 31, 2023.

n.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period. The Company accounts for forfeitures as they occur.

During the years ended December 31, 2023, 2022 and 2021, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $18, $93 and $155, respectively.

The Company estimates the fair value of stock options granted under ASC 718 using the Binomial model. The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected term of options granted is derived from the output of the option valuation model and represents the period that options granted are expected to be outstanding. During the year ended December 31, 2023 and 2022 no options were granted.

The following assumptions were used in the Binomial option pricing model for the year ended December 31, 2021 (no options were granted in 2023 and 2022):

2021

Dividend yield	0%
Expected volatility	38.96%-42.17%
Risk-free interest	0.67%-1.19%
Contractual term	5-7 years
Forfeiture rate	13%
Suboptimal exercise multiple	1.29

o.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred. ASC 985, "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release are capitalized. Capitalized technology is included in intangible assets on the balance sheet and is amortized on a straight-line basis over its estimated useful life, which is generally five years. Amortization expenses are recognized under cost of revenues. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

The Company participates in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. In the years ended December 31, 2023 and 2022 the Company recognized IRAP funding in the amount of $266 and $89, respectively. In the year ended December 31, 2021 the Company did not receive any grants with respect to such programs.

In the year ended December 31, 2021, the Company capitalized amounts of $13. In the years ended December 31, 2023 and 2022, the Company did not capitalize research and development costs.

p.	Warranty costs:

The Company provides various warranty periods up to 36 months at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with ASC 450, "Contingencies." Factors that affect the Company's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued liabilities in the consolidated balance sheets as of December 31, 2023 and 2022:

	December 31,
	2023	2022

Warranty provision, beginning of year	$226	$157
Charged to costs and expenses relating to new sales	149	235
Utilization or expiration of warranty	(225)	(155)
Foreign currency translation adjustments	-	(11)

Warranty provision, year end	$150	$226

q.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share."

Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such options are anti-dilutive. The total weighted average number of the Company's ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 363,499 shares, 554,916 shares and 610,083 shares for the years ended December 31, 2023, 2022 and 2021, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable and long-term trade receivables.

As of December 31, 2023, $7,203 of the Company's cash and cash equivalents and restricted cash and short-term deposits were invested in major Israeli and U.S. banks, and approximately $7,725 were invested in other banks, mainly with the Royal Bank of Canada, Deutsche Bank and Natwest Bank. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed insured limits. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in the U.S., Canada, Europe and APAC.

The Company performs ongoing credit evaluations of its customers. An allowance for credit losses is recognized with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

Changes in the Company's allowance for credit losses related to accounts receivables during the two years ended December 31, 2023 and 2022 are as follows:

	Year ended December 31,
	2023	2022

Balance at the beginning of the year	$103	$125
Credit losses expenses during the year	18	30
Customer write-offs or collections during the year	(64)	(46)
Exchange rate	1	(6)

	$58	$103

As of December 31, 2023, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes." This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company establishes reserves for uncertain tax positions based on an evaluation of whether the tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

In the years ended December 31, 2023 and 2021, the Company recorded tax expenses in connection with uncertainties in income taxes of $140 and $126, respectively. In the year ended December 31, 2022, the Company recorded a tax benefit in connection with uncertainties in income taxes of $993.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Severance pay:

The Company has entered into an agreement with its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance with the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies will be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. His retirement agreement included certain perquisites from the Company for the rest of his life. As of December 31, 2023, the actuarial value of these perquisites is estimated at approximately $296. This provision was included as part of accrued severance pay.

u.	Fair value measurements:

ASC 820, "Fair Value Measurement and Disclosure" clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Significant other observable inputs based on market data obtained from sources independent of the reporting entity.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, trade receivables, unbilled accounts receivable and trade payables approximate their fair value due to the short-term maturity of such instruments.

The fair value of the Company's reporting unit was estimated using a discounted cash flow valuation methodology which utilize unobservable, level 3, inputs.

v.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2023, 2022 and 2021 were $161, $152 and $107, respectively.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity (deficiency) during the period except those resulting from investments by, or distributions to, shareholders.

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain (loss) from foreign currency translation adjustments.

Changes in the Company's accumulated other comprehensive income (loss), net for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31,
	2023	2022	2021

Balance at the beginning of the year	$(758)	$1,222	$34
Foreign currency translation adjustments	782	(1,980)	(254)
Realized foreign currency translation adjustments	-	-	1,442

Total accumulated other comprehensive income (loss)	$24	$(758)	$1,222

x.	Non-controlling interest:

In 2018, the Company established a company in Kenya, which was 51% owned by the Company and 49% owned by a local partner. The non-controlling interest relating to the subsidiary was not material in 2021 and 2020. The subsidiary was sold as part of the Integrated Solutions Division sale (see Note 1b).

y.	Leases:

In accordance with ASC 842, the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

z.	Impact of recently issued and adopted accounting standards:

Recently issued accounting standards adopted by the Company:

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). This guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The adoption of the standards did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting standards not yet adopted by the Company:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2023	2022

Prepaid expenses	$681	$696
Government authorities	1,512	570
Others	255	175

	$2,448	$1,441

NOTE 4:-	INVENTORIES

	December 31,
	2023	2022

Raw materials	$1,915	$2,105
Work in progress	457	911
Finished products	4,806	5,427

	$7,178	$8,443

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES

The Company entered into operating leases primarily for offices and cars. The leases have remaining lease terms of up to 4.4 years.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased cars.

a.	Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2023	2022

Operating lease ROU assets	$842	$987
Operating lease liabilities, current	$297	$248
Operating lease liabilities, long-term	$580	$757
Weighted average remaining lease term (in years)	2.61	3.32
Weighted average discount rate	3.12%	3.46%

b.	Future lease payments under operating leases as of December 31, 2023, are as follows:

December 31,

2024	$316
2025	276
2026	184
2027	138
2028 and thereafter	11

Total future lease payments	925
Less - imputed interest	(48)

Total lease liability balance	$877

c.
Operating lease expenses amounted to $339, $360 and $421 for the years ended December 31, 2023, 2022 and 2021, respectively. Operating lease expenses with a term of twelve months or less were immaterial.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2023	2022
Cost:

Land and buildings	$2,683	$2,767
Machinery and equipment	3,017	2,636
Motor vehicles	151	289
Promotional displays	270	257
Office furniture and equipment	2,321	2,289

	8,442	8,238
Accumulated depreciation:

Buildings	1,829	1,846
Machinery and equipment	2,568	2,322
Motor vehicles	93	179
Promotional displays	245	219
Office furniture and equipment	2,118	2,021

	6,853	6,587

Property and equipment, net	$1,589	$1,651

b.	Depreciation expenses amounted to $420, $482 and $519 for the years ended December 31, 2023, 2022 and 2021, respectively.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2023	2022
Cost:

Know-how and patents	$3,291	$3,230
Technology	6,673	6,337
Customer relationships	1,063	1,046

	11,027	10,613
Accumulated amortization:

Know-how and patents	3,276	3,211
Technology	5,859	5,307
Customer relationships	1,011	953

	10,146	9,471

Intangible assets, net	$881	$1,142

b.	Amortization expenses related to intangible assets amounted to $497, $948 and $973 for the years ended December 31, 2023, 2022 and 2021, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2024	$362
2025	354
2026	160
2027	5

$881

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

With effect from June 30, 2021, as a result of the sale of the Integrated Solutions segment (see Note 1b), the Company operates in one operating segment, and this segment comprises from only one reporting unit.

During the fourth quarter of 2023, the Company performed the annual impairment test for goodwill for its reporting unit using a quantitative testing approach. The Company compared the carrying amount of the reporting unit to the estimated fair value using discounted cash flow calculations. Based on the evaluation performed, the Company determined that the fair value of the reporting unit exceeded its carrying amount, and therefore, the Company determined that goodwill was not impaired.

The changes in the carrying amount of goodwill associated with continuing operations and appearing in the accompanying consolidated balance sheets as of December 31, 2023 and 2022 are as follows:

Total

As of January 1, 2022	$11,449

Foreign currency translation adjustments	(583)

As of December 31, 2022	10,866

Foreign currency translation adjustments	224

As of December 31, 2023	$11,090

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2023	2022

Employees and payroll accruals	$1,381	$1,696
Accrued expenses	1,747	1,493
Government authorities	697	529
Uncertain tax positions	1,113	1,053
Others	114	106

	$5,052	$4,877

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees:

As of December 31, 2023 and 2022, the Company had credit lines of approximately $2,025 and $2,117, out of which $1,636 and $1,595 were utilized for bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks, respectively, mainly in Israel and Canada.

b.	Legal proceedings:

1)
The Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

2)
In February 2019, Magal Mexico (the Company’s former subsidiary whose shares were sold as part of the Integrated Solutions Division sale (see Note 1b)) initiated a dispute procedure with the Mexican tax authorities requesting the recognition of deduction of certain expenses as claimed by the former Mexican subsidiary’s in its annual tax filings. In July 2019, the tax authorities denied the former Mexican subsidiary position. On September 11, 2019, Magal Mexico filed a nullity claim (administrative trial) against the resolution of the Mexican Internal Revenue Service (Servicio de Administración Tributaria) that had requested the former subsidiary to correct its tax situation by virtue that certain invoices did not produce any legal effect. The claim was admitted and resolved in favor of the former subsidiary on August 5, 2020. This resolution was then challenged by the tax authority, through a motion of review before the Collegiate Courts of Circuit; which resolved the appeal by the tax authority unfavorably to the former Mexican subsidiary, on June 4, 2021. The Collegiate Court had confirmed the legality of the tax resolution and had directed the lower court to issue a similar resolution which was issued on July 2, 2021, whereby the lower court had ruled in favor of the Tax Authority.

On September 21, 2021, the former Mexican subsidiary appealed the resolution by the lower court before the Collegiate Courts of Circuit. In October 2021, the Collegiate Court admitted the appeal, however, on March 14, 2022, the Court notified the resolution whereby it ruled in favor of the Tax Authority, deciding to confirm the challenged resolution. On March 25, 2022, the former Mexican subsidiary appealed the Collegiate Court's decision before the Mexican Supreme Court of Justice. On May 17, 2022, the Mexican Court rejected the former Mexican subsidiary's annulment claim regarding the Mexican Tax authority’s decision not to allow the deduction of expenses and credit of VAT in respect of the engagement of Cuceju by the former Mexican subsidiary.

According to the Purchase Agreement of the Integrated Solutions division dated February 7, 2021, the Company was financially liable for the outcome of this dispute and so has to indemnify Aeronautics Ltd. according to the final tax resolution in this matter.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On July 19, 2022, Aeronautics Ltd. and Magal Security Systems Ltd. (collectively for this section the "Buyer"), and the Company agreed that the Company will reimbursed the Buyer in the amount of $4,250 (approximately 86,855 thousands Mexican Peso, in accordance with the then USD-Mexican Peso exchange rate) (the "Tax Payment Amount"), as set forth in the closing protocol dated June 30, 2021 to the Purchase Agreement. The Buyer committed to pay the Tax Payment Amount to the relevant Mexican tax authorities.

c.	Royalty commitments to the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority:

Under the research and development agreements between the Company and the Innovation Authority, the Company is required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the Innovation Authority and ancillary services, up to an amount equal to 100% of the Innovation Authority research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

On June 30, 2021, upon closing of the Company's Projects Division sale to Aeronautics Ltd., the Company's rights and obligations concerning some of its Innovation Authority grants were assumed by Aeronautics Ltd.

As of December 31, 2023, the Company had remaining contingent obligations to pay approximately $600 in royalties not assumed by Aeronautics Ltd. The Company's obligations are contingent upon the unlikely event of future revenues associated with the technologies developed under the said grants.

As an alternative, the Company may be required to pay royalties over the portion of the consideration attributed to the operation derived from the funds provided by the Innovation Authority, up to the maximum amount of the related funds received. Company's management estimated it to be in an immaterial amount.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Issued and outstanding share capital: 23,309,987 Ordinary shares as of December 31, 2023 and 2022.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)
c.	Stock Option Plan:

On October 27, 2003, the Company’s Board of Directors approved the Company’s 2003 Israeli Share Option Plan (“the 2003 Plan”). Under the 2003 Plan, stock options may be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors also has the authority to determine the vesting schedule and exercise price of options granted under the 2003 Plan.

In May 2008, the Board of Directors approved an amendment to the 2003 Plan, which was approved by the Company’s shareholders in August 2008, which increased the number of Ordinary shares available for issuance under the 2003 Plan by an additional 1,000,000 shares and the termination of the 2003 Plan was extended from October 2013 to October 2018. Any options that are cancelled or forfeited before expiration become available for future grant.

On June 23, 2010, the Company’s Annual General Meeting approved the Company’s 2010 Israeli Share Option Plan, or the 2010 Plan, which authorizes the grant of options to employees, officers, directors and consultants of the Company and its subsidiaries. The Ordinary shares that remained available for future option grants under the 2003 Plan as of the date of the adoption of the 2010 Plan and any Ordinary shares that became available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option outstanding under the 2003 Plan were rolled over to the 2010 Plan. No additional options will be granted under the 2003 Plan. In June 2013, the Company’s shareholders approved an increase to the number of Ordinary shares available for issuance under the 2010 Plan by an additional 500,000 shares. The 2010 Plan has an original term of ten years, which was extended in August 2020 for an additional 5 years, on which date our Board of Directors had also increased and set the number of Ordinary shares available for issuance under the 2010 to 1,200,000.

As of December 31, 2023, 906,332 Ordinary shares were available for future option grants.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)
A summary of employee option activity under the Company’s stock option plans as of December 31, 2023 and changes during the year ended December 31, 2023 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2023	552,332	2.826	26.38	-
Forfeited	(414,666)	2.725

Outstanding as of December 31, 2023	137,666	3.130	33.07	-

Exercisable as of December 31, 2023	67,667	2.995	26.50	-

The weighted-average grant-date fair value of options granted during the year ended December 31, 2021 were $1.56. No options were granted in 2023 and 2022. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2023 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company’s stock. As of December 31, 2023 and 2022, there is no intrinsic value. The total intrinsic value of options exercised for the years ended December 31, 2021 were approximately $232. As of December 31, 2023, there was approximately $24 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. This cost is expected to be recognized over a period of up to 1.75 years.

The options outstanding as of December 31, 2023 are follows:

Number of options outstanding as of December 31, 2023	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2023
		(In months)

16,666	2.36	17.90	16,666
16,000	3.07	7.20	16,000
35,000	3.23	42.16	11,667
70,000	3.28	38.05	23,334

137,666		33.07	67,667

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)
d.	Dividends:

Dividends, will be declared and paid in U.S. dollars.

On August 16, 2021, the Company announced a cash distribution of $1.725 per share. The cash distribution, in the aggregate amount of $40.1 million, was paid on September 22, 2021 on all of the Company's shares of record on August 31, 2021.

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2023	2022	2021
Numerator - continuing operations:

Income (loss) from continuing operations attributable to Senstar shareholders	$(1,289)	$4,029	$(2,191)

Numerator - discontinued operations:

Net income (loss) from discontinued operations, less income (loss) attributed to redeemable non-controlling interests and non-controlling interests, including accretion of redeemable non-controlling interests to redemption value	$-	$(198)	$8,607

Denominator:

Denominator for basic net earnings per share weighted-average number of shares outstanding	23,309,987	23,308,001	23,208,589
Effect of diluting securities:
Employee stock options	-	1,975	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	23,309,987	23,309,976	23,208,589

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Tax laws and tax rates applicable to the Group companies:

The Company and its Israeli subsidiary taxation:

Until the sale of the Integrated Solution Division in June 30, 2021, the Company believed that it and its Israeli subsidiary qualified as a Preferred Enterprise, under Law for the Encouragement of Capital Investments, 1959 ("the Law") and accordingly were eligible for a reduced corporate tax rate of 16% on their preferred income, as defined in the Law.

In addition, any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

Following the sale of the Integrated Solution Division, the Company’s income is not eligible for Preferred Enterprise benefits and is taxed at the regular corporate tax rate for Israeli companies at 23%.

Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of domicile. The tax rates of the Company's non-Israeli subsidiaries range between 19%-30%.

Tax Reform in U.S.:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Act"), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

b.	Tax assessments:

Senstar Technologies Ltd. received final tax assessments in Israel through the 2020 tax year.

The remaining subsidiaries have not received final tax assessments since their incorporation however, the assessments of these subsidiaries are deemed final through the range between the 2015-2020 tax years.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)
c.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2023	2022	2021

Income (loss) before taxes as reported in the statements of operations	$(1,329)	$1,625	$70

Tax rate	23%	23%	23%

Theoretical tax	$(306)	$374	$16

Increase (decrease) in taxes:

Non-deductible items	202	177	77
Losses and other items for which a valuation allowance was provided	286	230	599
Repatriation of undistributed earnings	(260)	-	516
Realization of carryforward tax losses for which valuation allowance was provided	-	(175)	-
Changes in valuation allowance	-	(1,362)	(113)
Tax rate differences in subsidiaries and benefit from reduced tax rates	(7)	110	43
Provision for uncertain tax positions	140	(993)	126
Taxes in respect of prior years	(80)	(562)	1
Investment tax credit	(68)	(204)	(141)
Other	53	1	1,137

Taxes on income (tax benefit) in the statements of operations	$(40)	$(2,404)	$2,261

d.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2023	2022	2021

Current	$(239)	$(899)	$1,846
Deferred	199	(1,505)	415

	$(40)	$(2,404)	$2,261

Domestic	$(28)	$(1,583)	$1,707
Foreign	(12)	(821)	554

	$(40)	$(2,404)	$2,261

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)
e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2023	2022
Deferred tax assets:

Operating losses carry forwards	$2,288	$3,548
Reserves, tax allowances, capital losses carry forwards, operating lease and others	4,840	4,029

Total deferred taxes before valuation allowance	7,128	7,577
Valuation allowance	(5,184)	(5,045)

Deferred tax assets, net:	1,944	2,532

Deferred tax liabilities:

Property and equipment, intangible assets, operating lease and others	(595)	(721)
Undistributed earnings of subsidiaries	(430)	(695)

Deferred tax liabilities:	(1,025)	(1,416)

Net deferred tax assets (liability)	$919	$1,116

Domestic	$(430)	$(695)

Foreign	$1,349	$1,811

Prior to 2021, the Company considered the undistributed earnings of all its non-Israeli subsidiaries to be indefinitely reinvested since the Company's Board of Directors had determined that the Company would not distribute any amounts of its undistributed earnings as dividends. Accordingly, the Company recorded no deferred income taxes associated with such undistributed earnings. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to additional income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)
Following the sale of the Projects segment on June 30, 2021 (see Note 1b), the Company reevaluated its historic assertion and no longer consider the earnings of certain of its subsidiaries to be indefinitely reinvested since the cash generated from some of the subsidiaries will be distributed. As a result of the change in assertion, the impact of a repatriation of the undistributed earnings resulted in recording a deferred tax liability consisting of potential withholding and distribution taxes of $0.4 million as of December 31, 2023.

During the year ended December 31, 2023, the Company released valuation allowance against the deferred tax assets primarily related to carryforward tax losses and other temporary differences in USA.

The Company provided valuation allowance for a portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes are not expected to be realized in the foreseeable future (see Note 13g).

f.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$(992)	$(2,182)	$(2,608)
Foreign	(337)	3,807	2,678

	$(1,329)	$1,625	$70

g.	Net operating carryforward tax losses:

Senstar Technologies Ltd. has estimated total available carryforward operating tax losses of $4,757 to offset against future taxable income. As of December 31, 2023, Senstar Technologies Ltd. recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses. The Company's subsidiaries have estimated total available carryforward operating tax losses of $4,555, which may be used to offset against future taxable income, for periods ranging between 1 to 14 years. As of December 31, 2023, the Company recorded a net deferred tax asset after valuation allowance in the amount of $1,304 for its subsidiaries' carryforward tax losses.

Utilization of U.S. net operating losses (federal and state net operating losses) may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)
h.	Uncertain tax positions:

As of December 31, 2023 and 2022, balances in respect to ASC 740, "Income Taxes" amounted to $1,113 and $1,053, respectively. A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2023	2022

Balance at the beginning of the year	$1,053	$2,003

Additions based on tax positions taken related to the current year	148	94
Reduction related to expirations of statute of limitations or settlements of tax matters	(92)	(1,087)
Foreign currency translation adjustments	4	43

Balance at the end of the year	$1,113	$1,053

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

NOTE 14:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company compensates its Executive Chairman of the Board for services provided to the Company commencing October 1, 2014.

In addition to the directors' fees paid by the Company to all of its directors, the Company pays for his services: (i) a monthly payment of approximately $4 for time devoted to such position; and (ii) an annual cash bonus of $30 that is payable only if the Company's net profit pursuant to its annual audited and consolidated financial statement exceeds $5,000. The annual cash bonus is payable commencing as of the fiscal year 2015 and will be paid, if earned, as set forth in the Compensation Policy.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SEGMENT INFORMATION

Historically, the Company had two operating segments, which also represented its reportable segments. The Integrated Solutions Division (“Projects” segment) and Senstar Product division (“Products” segment). On June 30, 2021, the Projects segment was sold (see note 1b). Therefore, the results of the Company’s Projects segment were classified as discontinued operations in the Company’s consolidated statements of operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, the Company now have one reportable segment with the change reflected in all periods presented.

Geographical information:

The following is a summary of revenues within geographic areas based on end customers’ location and long-lived assets:

1.          Revenues:

	Year ended December 31,
	2023	2022	2021

North America	$14,835	$16,042	$15,902
Europe	11,393	10,396	8,913
APAC	3,863	6,571	8,387
South and Latin America	2,197	1,334	1,296
Israel	302	1,195	317
Others	202	20	101

	$32,792	$35,558	$34,916

2.          Long-lived assets:

	December 31,
	2023	2022

Israel	$65	$170
Europe	1,382	1,268
USA	1,791	1,764
Canada	11,164	11,375
Others	-	69

	$14,402	$14,646

Long-lived assets include operating lease right-of-use assets, property and equipment, net, intangible assets, net and goodwill.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2023	2022	2021
Financial expenses:

Interest on short-term and long-term bank credit and bank charges and others	$(157)	$(273)	$(52)
Foreign exchange loss, net	(58)	-	(985)

	(215)	(273)	(1,037)
Financial income:

Interest on short-term and long-term bank deposits	151	48	26
Foreign exchange income, net	-	366	-

	151	414	26

Financial income (expenses), net	$(64)	$141	$(1,011)

NOTE 17:-	SUBSEQUENT EVENTS

On September 26, 2023, Senstar Technologies Ltd., Senstar Technologies Corporation, a newly established Ontario corporation, and Can Co Sub Ltd., a Company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar Technologies Corporation (“Merger Sub”) entered into a merger agreement (the “Merger Agreement”), pursuant to which Senstar Technologies Corporation would become the Parent Company of Senstar Technologies Ltd. as a result of a merger of Merger Sub with and into Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the Merger as a wholly-owned subsidiary of Senstar Technologies Corporation (the “Merger”). Pursuant to the Merger Agreement, Senstar Technologies Ltd. agreed to become domiciled in Ontario and become Senstar Technologies Corporation, an Ontario organized Company (the “Redomiciliation”).

Effective March 18, 2024 (the “Effective Time”), Merger Sub was merged with and into Senstar Technologies Ltd.. As a result of the Merger, (a) the separate corporate existence of Merger Sub ceased and Senstar Technologies Ltd. continued as the surviving company; (b) all the properties, rights, privileges, powers and franchises of Senstar Technologies Ltd. and Merger Sub vested in Senstar Technologies Ltd. (as the surviving company); (c) all debts, liabilities and duties of Senstar Technologies Ltd. and Merger Sub became the debts, liabilities and duties of Senstar Technologies Ltd. (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Senstar Technologies Ltd. continued unaffected by the Merger in accordance with the Israeli Companies Law, 5759-1999.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

(AS SUCCESSOR TO SENSTAR TECHNOLOGIES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SUBSEQUENT EVENTS (Cont.)

Each Senstar Technologies Ltd. ordinary share issued and outstanding immediately prior to the consummation of the Merger represented the right to receive, less any applicable withholding taxes, one (1) validly issued, fully paid and nonassessable common share of Senstar Technologies Corporation, representing the same proportional equity interest in Senstar Technologies Corporation as that shareholder held in Senstar Technologies Ltd.. The number of common shares of Senstar Technologies Corporation outstanding immediately after the Redomiciliation continued to be the same as the number of ordinary shares of Senstar Technologies Ltd. outstanding immediately prior to the Redomiciliation. Upon effectiveness of the Redomiciliation, the name of the Company became Senstar Technologies Corporation. The rights of shareholders of Senstar Technologies Corporation are governed under Ontario law and the Articles and By-Laws of Senstar Technologies Corporation.