Form 20-F
period 2024-12-31
Senstar Technologies Corp
filed 2025-04-23
CIK 1993727

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,326,653 Common Shares, no par value, as of December 31, 2024.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

TABLE OF CONTENTS
PART I			Page No. 1
ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.		KEY INFORMATION	1
	A.	[Reserved].	1
	B.	Capitalization and Indebtedness.	1
	C.	Reasons for the Offer and Use of Proceeds.	1
	D.	Risk Factors.	1
ITEM 4.		Information on the Company	11
	A.	History and Development of the Company.	11
	B.	Business Overview.	12
	C.	Organizational Structure.	18
	D.	Property, Plants and Equipment.	18
ITEM 4A.		Unresolved Staff Comments	18
ITEM 5.		Operating and Financial Review and Prospects	18
	A.	Operating Results.	18
	B.	Liquidity and Capital Resources	24
	C.	Research and Development, Patents and Licenses.	26
	D.	Trend Information.	26
	E.	Critical Accounting Estimates.	27
ITEM 6.		Directors, Senior Management and Employees	29
	A.	Directors and Senior Management.	29
	B.	Compensation	30
	C.	Board Practices	31
	D.	Employees	34
	E.	Share Ownership.	34
	F.	Disclosure of a registrant’s action to recover erroneously awarded compensation	35
ITEM 7.		Major Shareholders and Related Party Transactions	35
	A.	Major Shareholders	35
	B.	Related Party Transactions.	36
	C.	Interests of Experts and Counsel.	36
ITEM 8.		Financial Information	36
	A.	Consolidated Statements and Other Financial Information.	36
	B.	Significant Changes.	36
ITEM 9.		The Offer and Listing	36
	A.	Offer and Listing Details.	36
	B.	Plan of Distribution.	36
	C.	Markets.	36
	D.	Selling Shareholders.	36
	E.	Dilution.	36
	F.	Expenses of the Issue.	36
ITEM 10.		Additional Information	37
	A.	Share Capital.	37
	B.	Articles and By-laws.	37
	C.	Material Contracts.	37
	D.	Exchange Controls.	37
	E.	Taxation.	37
	F.	Dividends and Paying Agents.	42
	G.	Statements by Experts.	42
	H.	Documents on Display.	42
	I.	Subsidiary Information.	42
	J.	Annual Report to Security Holders	42

INTRODUCTION

We are a leading international provider of comprehensive physical, video, and access control security products and solutions. We offer comprehensive solutions for critical sites, which leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) and SMS (Security Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as access control products and technologies.

Based on our industry experience and interaction with customers over decades, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor, and general security applications. Our broad portfolio of critical infrastructure protection and site protection technologies includes a of variety fence mounted sensors, buried and concealed detection systems, and sophisticated sensors for sub-surface intrusion such as to secure pipelines, as well as advanced video analytics software, security management software and video management systems. We have successfully installed customized solutions and products in more than 100 countries worldwide.

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd., and on September 30, 2021, we changed our name to Senstar Technologies Ltd. On September 26, 2023, Senstar Technologies Ltd., Senstar Technologies Corporation, a newly established Ontario corporation, and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar Technologies Corporation  entered into a merger agreement, pursuant to which Senstar Technologies Corporation became the parent company of Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the Merger as a wholly-owned subsidiary of Senstar Technologies Corporation. Pursuant to the Merger Agreement, Senstar Technologies Ltd. agreed to become domiciled in Ontario and become Senstar Technologies Corporation, an Ontario organized company (the “Redomiciliation”).

Effective March 18, 2024 (a) the separate corporate existence of Can Co Sub Ltd. ceased and Senstar Technologies Ltd. continued as the surviving company; (b) all the properties, rights, privileges, powers and franchises of Senstar Technologies Ltd. and Can Co Sub Ltd.vested in Senstar Technologies Ltd. (as the surviving company); (c) all debts, liabilities and duties of Senstar Technologies Ltd. and Can Co Sub Ltd.became the debts, liabilities and duties of Senstar Technologies Ltd. (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Senstar Technologies Ltd. continued unaffected by the Merger in accordance with the Israeli Companies Law, 5759-1999.

Each Senstar Technologies Ltd. ordinary share issued and outstanding immediately prior to the consummation of the merger represented the right to receive, less any applicable withholding taxes, one (1) validly issued, fully paid and non-assessable common share of Senstar Technologies Corporation, representing the same proportional equity interest in Senstar Technologies Corporation as that shareholder held in Senstar Technologies Ltd.. The number of Common Shares of Senstar Technologies Corporation outstanding immediately after the Redomiciliation continued to be the same as the number of ordinary shares of Senstar Technologies Ltd. outstanding immediately prior to the Redomiciliation. Upon effectiveness of the Redomiciliation, the name of our company became Senstar Technologies Corporation. Following the Redomiciliation, the Common Shares of Senstar Technologies Corporation as the successor to Senstar Technologies Ltd., continued to be listed for trading on Nasdaq under the ticker symbol “SNT”.

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

Our fully registered marks are FIBERPATROL®, FLEXZONE®, OMNITRAX®, SENSTAR® (INCLUDING LOGO DESIGN), XFIELD®, FLEXPS®, ultraWave Design®, FLEXPI®, PINPOINTER®, All other marks used to identify particular products and services associated with our business are trademarks, including but not limited to SENSTAR SYMPHONY™, SENSTAR MULTISENSOR™ ,SENSOR FUSION™, Senstar ULTRAWAVE, SENSTAR CARE™ Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars, all references to “CAD” are to Canadian dollars.

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

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward- looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -Risk Factors.”

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

Risks Related to Our Business and Our Industry

•	While we were profitable in 2024 and 2022, we incurred a loss in 2023 and have incurred losses in past years and may not operate profitably in the future.

•	Our operating results may fluctuate from quarter to quarter and year to year.

•	Our financial results may be significantly affected by currency fluctuations.

•	The expected benefits of the Redomiciliation may not be realized.

•	We may make additional acquisitions in the future that could disrupt our operations and harm our operating results.

•	Our revenues depend in great measure on government procurement procedures and practices. A substantial decrease in our end-user’s budgets would adversely affect our results of operations.

•	Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

•	Our business involves significant risks and uncertainties that may not be covered by indemnities or insurance.

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

•
The transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact the macroeconomic framework in which we operate.

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

Risks Relating to Our Existence as an Ontario Corporation

•
The rights and obligations of a holder of Common Shares will be governed by Ontario law and may differ from the rights and obligations of shareholders of companies organized under the laws of other jurisdictions.

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

Our operations have been negatively affected by the worldwide shortage of various materials and sub-components required to produce certain products. We acquire most of the components utilized in our products, and certain services from a limited number of suppliers and subcontractors. Supply chains were disrupted and were exacerbated in 2023 as major shipping ports and manufacturing facilities in Asia have been affected by outbreaks of the Covid-19 variants, either closing or reducing capacity. The disruption to global supply chains has led to longer supplier delivery times and an increase in material prices. During COVID-19, despite the supply chain said disruptions we were able to source the material and sub-components needed to continue manufacturing and deliveries to our customers, we cannot assure you that we will continue to be able to obtain such items from our suppliers on satisfactory terms. Alternative sources of supply may be difficult to obtain. Therefore, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. We have seen improvements in the supply chain during 2024, we continue to monitor the impact of the supply chain shortage on our ongoing and forecasted manufacturing requirements, while implementing various procurement methodologies to meet current and forecasted demand for our products. Our ability to continue to meet the demand for our products is dependent among others, on our ability to maintain an effective procurement plan and support from our suppliers, and when needed establish a contractual relationship with alternative suppliers. Our failure to do so, or continued increases in goods prices, could have a material adverse effect on our business.

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

Additionally, natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability, such as the invasion of Ukraine by Russia, the war and hostilities between Israel and Hamas, Hezbollah and Iran, as well as other conflicts; or other catastrophic events, whether occurring in North America or globally, have and could continue to disrupt our operations or the operations of one or more of our suppliers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected.

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

If additional tariffs or other restrictions are placed by the United States or Canada on imports from China or other emerging markets, or any related countermeasures are taken, our business, financial condition, results of operations and growth prospects may be harmed. Tariffs may increase our cost of goods, which could result in lower gross margin on certain of our products. If we raise prices to account for any such increase in costs of goods, the competitiveness of the affected products could potentially be reduced. In either case, increased tariffs on imports from China or other countries could materially and adversely affect our business, financial condition and results of operations. Trade restrictions and sanctions implemented by the United States or other countries could materially and adversely affect our business, financial condition and results of operations.

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

The effects of a pandemic (such as COVID-19) are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain

During the years 2021 and 2022 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak significantly impacted our sales. We also experienced postponed and delayed orders in certain areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Canada, United States, APAC, EMEA and other countries, in addition to greatly reduced travel globally, resulted in a substantial curtailment of business activities, which affected our ability to deliver products and services in the areas where restrictions were implemented by the local governments. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a reduction in business in 2022 and 2023 which continued into 2024 in some regions but the impact of COVID-19 variants has diminished significantly and the impact to the company in 2024 was not material. In the twelve months ended December 31, 2024, our revenue was $35.8 million, compared to $32.8 million in the comparable period of 2023, and $35.6 million in the comparable period of 2022.

The transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact the macroeconomic framework in which we operate.

The transition to a new presidential administration in the United States could impact our business and operations, including the macroeconomic framework in which we operate. We are unable to precisely predict what actions the new administration will take. For example, the Trump administration has expressed various intentions to impose tariffs on certain goods or other countries to the United States, and has indicated that his administration will treat national security much differently than the current and previous presidential administrations. Since taking office in January 2025, the Trump administration has already issued numerous executive orders, and has utilized the threat of tariffs and has imposed specific tariffs on products imported to the United States by various countries, including Canada, in connection with the implementation of its domestic policies. Any trade wars, through the implementation of tariffs or otherwise, could materially and adversely affect us, directly and indirectly, including by adversely impacting the supply chains for our operations, and increasing the costs of services we provide and utilize. Moreover, the change in presidential administration, as well as a transition of control in the House of Representatives and United States Senate, creates regulatory uncertainty and it remains unclear as to what specifically the President would or would not do with respect to certain programs and initiatives.

Global, market and economic conditions may negatively impact our business, financial condition and stock price.

Concerns over inflation, geopolitical issues, the U.S. financial markets, capital and exchange controls, unstable global credit markets and financial conditions, have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, and increased unemployment rates. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. In addition, there is a risk that one or more of our current or future service providers, manufacturers, suppliers, our third-party payors, and other partners could be negatively affected by difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

In addition, we face several risks associated with international business and are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics, trade disputes, economic sanctions, trade wars and their collateral impacts and other international events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. There may be changes to our business if there is instability, disruption or destruction in a significant geographic region, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest; and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. In addition, the consequences of the ongoing conflict between Israel and Hamas, and the ongoing conflict between Russia and Ukraine, including related sanctions and countermeasures, and the effects of rising global inflation, are difficult to predict, and could adversely impact geopolitical and macroeconomic conditions, the global economy, and contribute to increased market volatility, which may in turn adversely affect our business and operations.

Additionally, since the start of the Trump Administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. Changes to U.S. policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

The ongoing trade war between China and the United States and its potential escalation may have an adverse effect on our business operations and revenues.

Starting in April 2018, the United States imposed a 25% tariff on steel and a 10% tariff on aluminum imports from other countries. On July 6, 2018, the United States imposed 25% tariffs on $34 billion worth of Chinese goods. China instituted retaliatory tariffs on certain United States goods. In 2019, the United States and China implemented several rounds of tariff increases and retaliations. On January 15, 2020, the United States and China signed a Phase One trade deal pursuant to which, among other things, the United States will modify existing tariffs. In October 2022, the Biden administration issued a new set of export controls which (i) banned Chinese companies from buying advanced chips and chip-making equipment in the United States without a license, and (ii) restricted the ability of U.S. persons from providing support for the development or production of chips at certain manufacturing facilities in China. Moreover, in December 2022, the United States imposed new duties on imports from certain major solar panel makers in China after an investigation determined that such manufacturers were avoiding tariffs by finishing their products in Southeast Asian countries. More recently, President Biden signed an executive order that will make it more difficult for U.S. firms to invest in certain Chinese companies—citing national security concerns, the executive order prohibits investments in AI and quantum computing. In response to the foregoing, China implemented its own export controls on two rare elements, germanium and gallium, which the United States relies on to produce chips, fiber optics and solar panels.

In late 2024 and early 2025, a new round of trade restrictions was announced by China and the United States. For example, in December 2024, China issued further rules restricting exports of materials that can typically be used in military applications including antimony, gallium, germanium and other superhard materials. The United States thereafter issued reciprocal tariffs, increasing tariffs on many items from China from 25% to 50%, effective January 1, 2025. On February 1, 2025, the United States again further increased tariffs on imports of many products from China to 60%, and in March 2025, the United States further increased the tariff on imports of many products.

The return of the Trump administration and its recent imposition of additional tariffs on a number of countries in 2025, including in China at 145%, Mexico and Canada, and threat of trade wars against foreign countries/regions have created even more uncertainties in international trade which may affect our business. President Trump has ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies, thus increasing the possibility of a global trade war. If implemented, such tariffs and countermeasures could increase the cost of raw materials and components that we transport, disrupt global supply chains and create additional operational challenges. The imposition of tariffs could increase costs of the end-user products we supply that we may not be able to pass on to our customers, which could in turn cause a decrease in the sales of our products and materially and adversely affect our business and results of operations. Since we operate in the United States and deliver products and services to customers in the United States, the trade wars with China, Mexico and Canada could materially and adversely affect us, and especially if, when and to the extent escalated, may cause global economic turmoil and adversely impact the supply chain for our products, the cost of our products and the demand for our products and, thus, may have a material adverse effect on our business and results of operations. The institution of trade tariffs globally, and between the U.S., on the one hand, and China, Mexico, Canada and other jurisdictions, on the other, specifically, may negatively impact the affected countries’ economic conditions, which could negatively affect demand for our products in those countries and materially and adversely affect our business and results of operations of our customers serving the affected markets.

Risks Related to Our Business and Our Industry

While we were profitable in 2024 and 2022, we incurred a loss in 2023 and have incurred losses in past years and may not operate profitably in the future.

While we reported operating profits of $3.9 million and $1.5 million and net income attributable to our shareholders of $2.6 million and $3.8 million in the years ended December 31, 2024 and 2022, respectively, we reported an operating loss of $1.3 million and net loss attributable to our shareholders of $1.3 million in the year ended December 31, 2023. We may not be able to sustain profitable operations in the future due to a number of factors. If we do not generate sufficient cash from operations, we may be required to obtain financing or reduce our level of expenditures. Such financing may not be available in the future, or, if available, may not be on terms favorable to us. If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected.

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

Most of our sales are made in North America, EMEA and APAC. Our revenues are primarily denominated in U.S Dollars and Euros while a portion of our expenses, primarily labor expenses, is incurred in Canadian Dollars and Euros. As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Canada may be adversely affected by the appreciation of the CAD against the dollar. In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. Our financial expenses may also be adversely affected by the depreciation of a currency in which we maintain our monetary assets.

We recorded a foreign exchange gain, net of $0.5 million and $0.4 million in the years ended December 31, 2024 and 2022, respectively and foreign exchange loss, net of $0.1 million in the year ended December 31, 2023. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income. The Canadian dollar appreciated by 8.7% and 6.4% against the U.S. dollar in 2024 and 2022, respectively and depreciated by 2.3% against the U.S. dollar in 2023. We may incur exchange losses in the future which may materially affect our operating results.

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

The global market for security, safety, site management solutions and products are highly fragmented and intensely competitive. We compete principally in the market for perimeter intrusion detection systems, or PIDS, Video Management Software, or VMS, Security Management Software, or SMS and  Intelligent Video Analytics, or IVA. Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

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

Our products require sophisticated research and development, marketing and sales and technical customer support. Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales and technical customer support personnel. Competition for personnel in all of these areas is intense and we may not be able to hire adequate personnel to achieve our goals or support the anticipated growth in our business. Competition may be amplified by evolving restrictions on immigration, travel, or the availability of visas for skilled technology workers. If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

We face risks associated with doing business in international markets.

A large portion of our sales is to markets outside of Canada. For the years ended December 31, 2024, 2023 and 2022 approximately 95.4%, 93.6% and 90.6%, respectively, of our revenues were derived from sales to markets outside of Canada. A key component of our strategy is to continue to expand in such international markets. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We have experienced and defended against certain threats to our systems and security (such as phishing attempts), none of which have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We have one active patent and have one patent application pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors. These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. and Canadian laws.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year. We may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2024, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our Common Shares.

Regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the SEC has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of the Congo and adjoining countries. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products. While these requirements continue to be subject to administrative uncertainty, we have incurred, and may continue to incur, costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products be certified as conflict mineral free.

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

The FIMI partnerships owned approximately 42.2% of our outstanding Common Shares as of April 21, 2025. For as long as FIMI has a controlling interest in our Company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional Common Shares or other equity securities, our repurchase or redemption of Common Shares and our payment of dividends. Because the interests of FIMI may differ from the interests of our other shareholders, actions taken by FIMI with respect to us may not be favorable to our other shareholders.

We may not pay dividends in the future.

We have not paid any dividend since September 2021 and currently expect to retain our earnings in the future to finance operations and expand our business. The declaration of dividends is subject to the discretion of our board of directors, and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment.

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

As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regards to, among other things, the composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. We currently have elected to follow Ontario corporate law instead of the Nasdaq Listing Rule 5635(c), which requires that we obtain shareholder approval for the establishment or amendment of certain equity based compensation plans and arrangements. Under Ontario corporate law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our Common Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the Common Shares, and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2024 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our Common Shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Common Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of our Common Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Common Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Common Shares.

Risks Relating to Our Existence as an Ontario Corporation

The rights and obligations of a holder of Common Shares will be governed by Ontario law and may differ from the rights and obligations of shareholders of companies organized under the laws of other jurisdictions.

We are a corporation incorporated and existing under Ontario law. Accordingly, the rights and obligations of the holders of our Common Shares may be different from, and may be less favorable to, the rights and obligations of shareholders of companies incorporated or organized under the laws of other jurisdictions. See Item 10B. “Additional Information – Certificate and Articles of Incorporation and By-Laws”.

The Articles, together with the By-laws, and Canadian laws and regulations applicable to us may adversely affect our ability to take actions that could be deemed beneficial to holders of our Common Shares, or the ability of another party to acquire control of the Company.

As a corporation incorporated under the laws of the Province of Ontario, the Articles, the By-Laws as well as the Business Corporations Act (Ontario) (the “OBCA”), set forth various rights and obligations that are unique to us as an Ontario corporation. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders.

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

In addition, the Investment Canada Act (Canada) may impose limitations on the ability of a non-Canadian to acquire and hold Senstar Common Shares. The Investment Canada Act (Canada) requires that where prescribed financial thresholds are exceeded, a non-Canadian must file an application for review with the responsible Minister and obtain approval prior to acquiring control of a “Canadian business”. The responsible Minister is required to determine whether the acquisition of control is likely to be of net benefit to Canada with reference to certain statutory factors. Where a non-Canadian acquires control of a Canadian business and the prescribed financial thresholds are not exceeded, there is a reporting obligation only. The Investment Canada Act (Canada) also provides that any investment by a non-Canadian in a Canadian business, including where control is not acquired, can be reviewed on national security grounds. Where an investment is determined to be injurious to national security, federal Cabinet can issue a prohibition or divestiture order, or impose terms or conditions on the investment to address the national security concern.

Furthermore, the Competition Act (Canada) may impose limitations on the ability to acquire and hold our Common Shares. This legislation permits the Commissioner of Competition to review any “merger” which is defined as the acquisition or establishment, direct or indirect, including through the acquisition of shares, of control over or of a significant interest in the whole or a part of a business. Where the Commissioner of Competition is of the view that a merger prevents or lessens or is likely to prevent or lessen competition substantially, they may within one year of substantial completion of the merger apply to the Competition Tribunal for a remedial order (where the merger was not notified to the Commissioner of Competition, the period to apply for a remedial order is three years following substantial completion). In addition, Part IX of the Competition Act (Canada) requires that certain classes of transactions that exceed certain prescribed thresholds be notified to the Commissioner of Competition prior to closing. Where a merger is subject to notification, the applicable statutory waiting period must expire or be terminated early or waived before the merger can be completed.

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

As is conventional for public companies in Canada, our constating documents authorize it to issue an unlimited number of Common Shares. Our board of directors has the authority to cause the Company to issue additional Common Shares without the consent of its shareholders. We may issue additional Common Shares or other securities that are dilutive to existing shareholders in the future. The issuance of any such securities may result in a reduction of the book value or market price of a common share.

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

We are a leading international provider of products and solutions for physical security. We commenced operations in 1969 as a department of Israel Aircraft Industries Ltd., specializing in perimeter security systems and have delivered products, tailor-made solutions and turnkey projects to thousands of satisfied customers in over 100 countries in some of the world’s most demanding locations. We offer a broad portfolio of homegrown Perimeter Intrusion Detection Systems (“PIDS”), Video Management Software (“VMS”) and Security Management Software (“SMS”) combined with Electronic Access Control (“EAC”), and Intelligent Video Analytics (“IVA”).

Our strategy is to increase our revenues from our products segment, which includes our PIDS, VMS, SMS, EAC and IVA products by (i) focusing our efforts on our strategic verticals; (ii) locating new channels to promote and market our products; (iii) investing in research and development thus maintaining technology leadership; (iv) entering into OEM agreements which will increase our offerings for the verticals on which we focus; and (v) acquiring new technologies relevant to our target verticals independently or through mergers and acquisitions.

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd., and on September 30, 2021, we changed our name to Senstar Technologies Ltd.  On September 26, 2023, Senstar Technologies Ltd., Senstar Technologies Corporation, a newly established Ontario corporation, and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar Technologies Corporation,  entered into a merger agreement, pursuant to which Senstar Technologies Corporation became the parent company of Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the Merger as a wholly-owned subsidiary of Senstar Technologies Corporation.

Effective March 18, 2024 (a) the separate corporate existence of Can Co Sub Ltd. ceased and Senstar Technologies Ltd. continued as the surviving company; (b) all the properties, rights, privileges, powers and franchises of Senstar Technologies Ltd. and Can Co Sub Ltd. vested in Senstar Technologies Ltd. (as the surviving company); (c) all debts, liabilities and duties of Senstar Technologies Ltd. and Can Co Sub Ltd. became the debts, liabilities and duties of Senstar Technologies Ltd. (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Senstar Technologies Ltd. continued unaffected by the Merger in accordance with the Israeli Companies Law, 5759-1999.

Each Senstar Technologies Ltd. ordinary share issued and outstanding immediately prior to the consummation of the merger represented the right to receive, less any applicable withholding taxes, one (1) validly issued, fully paid and nonassessable common share of Senstar Technologies Corporation, representing the same proportional equity interest in Senstar Technologies Corporation as that shareholder held in Senstar Technologies Ltd. The number of Common Shares of Senstar Technologies Corporation outstanding immediately after the Redomiciliation continued to be the same as the number of ordinary shares of Senstar Technologies Ltd. outstanding immediately prior to the Redomiciliation. Upon effectiveness of the Redomiciliation, the name of our company became Senstar Technologies Corporation. Following the Redomiciliation, the Common Shares of Senstar Technologies Corporation as the successor to Senstar Technologies Ltd., continued to be listed for trading on Nasdaq under the ticker symbol “SNT”.

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

Overview and Strategy

We develop, manufacture, market and sell comprehensive lines of perimeter intrusion detection sensors, video analytics and video and security management systems, as well as security video observation and surveillance systems to high profile customers. Our systems are used in more than 100 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, large retailer organizations, banks, oil and gas facilities, solar farms, data centers, telecom infrastructure, logistic premises such as warehouses, sporting events including athlete villages and stadiums, and municipalities from intrusion, terror, crime, sabotage or vandalism to infrastructure, assets and personnel. Our primary objective is to become a leading international provider of security products and solutions.

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

We anticipate that our business will grow organically. We plan to leverage our industry-leading position in the security sector as a technology platform to optimize future strategic acquisitions and achieve incremental growth in our global markets. To achieve this objective, we are implementing a business strategy incorporating the following key elements:

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

•
Refine and broaden our product portfolio. We have identified the security needs of our customers and intend to enhance our current products’ capabilities, develop new products, acquire complementary technologies and products and enter into OEM agreements with third parties in order to meet those needs. The extension of our solution might broaden our addressable market by using our sensors and information management to offer vertical solutions outside of the strict security applications.

•
Develop and enhance our presence in verticals which we have identified as strategic. We intend to enhance our presence in our target vertical markets: utilities, correctional facilities logistics and energy (among other, oil and gas terminals as well as oil and gas pipelines infrastructure), airports and military /border sites. Many if not all of the verticals are highly regulated and require unique security solutions. As a solution provider with a wide selection of security technologies and products, we believe that we can offer a comprehensive security solution that meets the standards required by the applicable regulations.

•	Enhance our presence in emerging markets. We intend to enhance our presence in emerging markets such as Asia and eastern Europe in order to increase our exposure and sales.

•
Strengthen our presence in existing markets. We intend to increase our marketing efforts in our existing markets mainly in North America, the EMEA Union, and APAC region and to acquire or invest in complementary businesses and joint ventures.

Emerging Opportunities

We believe that the proliferation of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications. Air and seaports, chemical factories, green energy plants and distribution facilities, oil and gas terminals and pipeline infrastructure, large logistics warehouses, telecom infrastructure and data centers and critical infrastructure sites are currently utilizing the benefits of this approach to security management. This integration allows users to share diverse sensors (such as cameras and intrusion detection sensors), IT systems, traffic management tools and other resources and feed them into a single command and control platform. Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation. We believe that we are well positioned and are in the forefront of this emerging market opportunity.  On top of it, our recently released Senstar MultiSensor, whilst used in a standalone version, will target to provide advanced intrusion detection solutions for critical spots of non-critical infrastructure, broadening therefore tremendously our addressable market.

Products and Services

General

Our principal physical (PIDS), VMS, SMS and EAC products and solutions include:

•	Perimeter Intrusion Detection Systems (PIDS), fence mounted, buried and free standing;

•	PIDS fence sensor with intelligent perimeter LED based lighting;

•	Common Operating Platform for VMS and SMS, including IVA applications, PIDS applications and EAC systems;

•	EAC (Electronic Access Control) systems;

•	Security Thermal Imaging Observation & Surveillance systems and LIDAR solutions both addressed by technological partnerships and

•	Pipeline security, third party interference (TPI).

Perimeter security products enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas. High-end perimeter products are sophisticated in nature and are used for correctional facilities, borders, nuclear and conventional power plants, solar farms, air and seaports, military installations, logistics centers, data centers and Telecom infrastructure and other high-security installations. We do assist to detect, deter, delay and defend potential threats to those critical infrastructure.

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

Our line of outdoor perimeter security products consists of the following:

•	Fence mounted detection systems – “microphonic” wire sensors, fiber optic sensors and electronic ranging sensors;

•	Buried sensors – buried coaxial cable volumetric sensors and buried fiber sensors to secure pipelines, borders and critical assets against intrusion by targets on the surface and excavation;

•	Electrical field disturbance sensors (volumetric);

•	Microwave sensors;

•	Hybrid perimeter intrusion detection and intelligent lighting system; and

•	MultiSensor – next generation of sensors, using multiple sensing technologies, processed by intelligent algorithms (AI software).

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

FlexZone, our coaxial cable based fence mounted ranging sensor can pinpoint intrusions to within ±3 m (±10 ft); it provides long physical cable lengths (up to 600 m (1,968 ft) per processor) configurable through software to many smaller virtual zones for site operations. Power and data between processors is supported through the sensor cable significantly reducing the requirement for supporting infrastructure. A novel wireless gate sensor module is available with FlexZone providing an accelerometer based gate sensor integrated via wireless communications into a FlexZone network eliminating the need to have sensor cables attached to sliding gates.

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

FiberPatrol, our advanced FP1150 product featuring long distance ranging fiber optic cable based detection technology in a single rack mount unit is also offered as a buried solution detecting surface intrusion and to protect pipelines, as well as providing Data Conduit protection against sabotage or accidental third party interference (TPI) for example by manual or machine excavation. FiberPatrol has the capability to protect distances of up to 80 Km (50 mi) or up to 100 Km (62 mi) for Pipeline TPI and Data Conduit protection with a single processor. FiberPatrol is also being used to monitor health check or Fiber cable between telecom infrastructure, such as Data Centers by detecting and localizing excavation and sabotage attempts to cable infrastructure.

Electro-static Field Disturbance Sensors

Terrain following volumetric sensors detect intrusions without requiring an intruder to touch the sensor. They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires take place. The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects. Our flagship product is X-Field; it consists of a set of four to as many as eight parallel field generating and sensing wires that form a volumetric detection height as much as 6m (20 ft) in height for free standing and wall applications and up to 7.3m (24 ft) for fence installations.

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

Our intelligent video analytics (IVA) transforms IP video into more than a passive monitoring tool with video analytics that are seamlessly incorporated into Senstar Symphony. Each video analytic is specially designed for physical security and business intelligence applications, providing value across many vertical markets.

Next generation sensors

MultiSensor™

MultiSensor is our compact, AI-powered system that leverages the power of sensor fusion to intelligently detect and characterize intrusions while virtually eliminating nuisance alarms. MultiSensor collects data from several technologies sensors and processes them simultaneously via the use of AI technologies. In order to provide full situational awareness and to eliminate nuisance alarms.

The MultiSensor whilst used in a standalone version will target critical points of non-critical infrastructure such as hospital, warehouses, universities and schools, office building, by providing unrivaled intrusion solutions using a single device.

Thermal Cameras and Lidar

In order to complete its range of sensors as to provide always the strongest performance and latest technology, Senstar added to its sensor range a Thermal Camera solution and Lidar sensing technology in cooperation with high range technology partners.

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

•
Outdoor People and Vehicle Tracking - Senstar Symphony-based video analytic optimized for detecting and monitoring the movement of vehicles and people in outdoor environments. Typical applications include perimeter intrusion detection, parking lot monitoring, public safety, and wrong-way detection. The analytic retains its extremely high tracking and object classification accuracy even in the presence of challenging weather and lighting conditions. Organizations can use tracked events to trigger alarms and direct operators to specific concerns, making it the perfect addition to any video surveillance system.

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

•	Senstar Fusion, is a software solution that neutralizes false alarms using sophisticated AI techniques analyzing simultaneously detection signals from PIDS and video sensors.

•	Senstar does provide high availability functionalities on its Symphony servers.

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

Marketing, Sales and Distribution

We believe that our reputation as a leading global vendor of sophisticated security products and our global presence provide us and our sales representatives with access to decision-makers in all of our main four verticals: energy, corrections, critical infrastructure and logistics.

Our sales efforts focus on:

•
PIDS products are sold indirectly through system integrators and distribution channels. Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators; however, sales are directed through third parties. Our sales team is trained on cross-selling PIDS, VMS, SMS, IVA and EAC. In some very specific cases we, upon request of the end users, might be entertaining it solution sales directly but this does not reflect the typical go to market sales model.

•
VMS, EAC and IVA. Video management system software and Intelligent Video Applications licenses, the associated maintenance and support services, are sold primarily through locally based distributor or VAR partners. Some key accounts are managed directly with the end-users. Our sales team is trained on cross-selling PIDS, VMS, SMS, IVA and EAC.

In addition to our global corporate office in Canada and our principal facilities in Canada, the United States and Germany, we have sales and technical support offices in China and other countries.

Customers

The following table shows the geographical breakdown of our consolidated revenues with respect to our continuing operations for the three years ended December 31, 2024, 2023 and 2022:

	Year ended in December 31,
	2024	2023	2022
	(in thousands)

North America	$16,262	$14,835	$16,042
Europe	12,763	11,393	10,396
APAC	5,410	3,863	6,571
South and Latin America	975	2,197	1,334
Others	343	504	1,215
Total	$35,753	$32,792	$35,558

Installation, Support and Maintenance

Our systems are generally installed by an integrating partner or in some cases by the customer after appropriate training, depending on the size of the specific project and the location of the customer’s facilities, as well as prior experience with our systems. We generally provide our customers with training on the use and maintenance of our systems, design and commissioning assistance which we conduct either on-site or at our facilities. In addition, some of our local perimeter security products customers have signed maintenance contracts with us. The life expectancy of a high-security perimeter system is approximately ten years. Consequently, many miles of perimeter systems need to be replaced each year.

We also provide services, maintenance and support on an “as needed” basis, as well as on a subscription basis, through the Senstar Care Program - our multi-year maintenance and support program.

During the years ended December 31, 2024, 2023 and 2022, we derived approximately 15.2%, 16.2% and 17.7% of our total revenues, respectively, from maintenance and services.

Research and Development; Royalties

We place considerable emphasis on research and development to improve our existing products and technology and to develop new products and technology. We believe that our future success will depend upon our ability to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. Our development activities are a direct result of the input and guidance we receive from our sales and marketing personnel during our annual meetings with such personnel. In addition, the heads of research and development for each of our development centers discussed below meet annually to identify market needs for new products.

We have centralized most of our development centers in Canada, in Carp near Ottawa and Waterloo near Toronto, each of which develops products and technologies based on its area of expertise.

Our research and development expenses during 2024, 2023 and 2022 were $4.2 million, $4.0 million and $4.0 million, respectively. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results in the future.

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

We acquire most of the components utilized in our products, and certain services from a limited number of suppliers and subcontractors. Supply chains were disrupted and were exacerbated in 2023 as major shipping ports and manufacturing facilities in Asia have been affected by outbreaks of the Covid-19 variants, either closing or reducing capacity. The disruption to global supply chains has led to longer supplier delivery times and an increase in material prices. Despite the supply chain said disruptions we were able to source the needed material and sub-components to continue manufacturing and deliveries to our customers, we cannot assure you that we will continue to be able to obtain such items from our suppliers on satisfactory terms. Alternative sources of supply may be difficult to obtain. Therefore, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

Our operations across Canada, the United States, EMEA, and APAC expose us to risks arising from changes in U.S. trade policies, including the imposition of tariffs and other trade restrictions, which may adversely affect our business, financial condition, and results of operations. The U.S. government has implemented various trade measures, including tariffs and import restrictions, that have affected and may continue to affect the flow of goods across borders. These measures, as well as retaliatory tariffs from other jurisdictions, could increase the cost of imported materials, components, and finished products, particularly those sourced from or sold into the APAC region (notably China), Europe, and Canada.

•
Canada: As a close trading partner with the U.S., our operations in Canada may be directly impacted by changes in U.S. tariffs and trade agreements, such as revisions to the USMCA. These measures may disrupt cross-border supply chains, impact pricing, and introduce regulatory complexities that could increase compliance costs.

•
EMEA (Europe, the Middle East, and Africa): Ongoing trade tensions between the U.S. and the European Union, as well as post-Brexit trade uncertainties, may increase customs duties, delay shipments, or result in regulatory misalignments. If the U.S. expands tariffs on EMEA-sourced products or components, or if reciprocal trade actions are introduced, it could affect our cost structure and sales strategy in the region.

•
USA: As a significant market and operating base, any expansion of protectionist trade policies within the U.S., including sector-specific tariffs (e.g., on steel, aluminum, or technology products), could raise input costs or limit sourcing options. Additionally, regulatory unpredictability may hinder long-term supply planning and pricing stability.

•
APAC: The Asia-Pacific region plays a critical role in our global supply chain, especially in manufacturing and sourcing. Escalating U.S.-China trade tensions, as well as tariffs on key APAC-origin goods, could lead to increased material costs, longer lead times, and potential reconfiguration of supplier relationships. This could negatively affect product availability, pricing, and competitiveness in both domestic and international markets.

Trade restrictions and geopolitical tensions may also lead to broader market volatility, impact demand, and necessitate strategic shifts in our global sourcing and distribution networks. While we continue to monitor developments and diversify our supply base where feasible, the unpredictable nature of trade policy changes creates significant operational uncertainty.

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

We believe that our principal competitors for our pipeline security products (FiberPatrol) are: AVA, Optasense, a Luna Innovations company, Omnisens SA, Febus, Hik Vision, Hanwha and Fotas.

The video management software market is well developed internationally with several large manufacturers. Our most frequently encountered competitors are Genetec Inc., Milestone Systems A/S, Cognify part of the Hexagon Group, Digifort and Network Optix.

We also face indirect competition from competing technologies such as ground based radar, Lidar and thermal & optical cameras with IVA as PIDS sensors with principal competitors being, SpotterRF, Navtech, Magos, FLIR, SightLogix, Axis, Hanwha, Hik Vision, Dahua, PureTech and Quanergy.

Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, or more extensive business experience than we do. We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively.

Intellectual Property Rights

We have one active patent in the U.S. and have one patent application pending and have obtained licenses to use proprietary technologies developed by third parties. We cannot assure you:

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

Our fully registered marks are FIBERPATROL®, FLEXZONE®, OMNITRAX®, SENSTAR® (INCLUDING LOGO DESIGN), XFIELD®, FLEXPS®, ultraWave Design®, FLEXPI®, PINPOINTER®, All other marks used to identify particular products and services associated with our business are trademarks, including but not limited to SENSTAR SYMPHONY™, SENSTAR MULTISENSOR™ ,SENSOR FUSION™, Senstar ULTRAWAVE, SENSTAR CARE™. Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

We have wholly owned and majority-owned active subsidiaries that operate worldwide. Set forth below are our significant operational subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar GmbH.	Germany	100%

D.	Property, Plants and Equipment.

We own a 33,000 square foot facility in Carp, Ontario, Canada. Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service. We use the remaining area of approximately 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion. We also lease 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Omnitrax buried cable intrusion detection system, Fiber Patrol, the X-Field volumetric system, the FlexZone microphonic fence detection system and various perimeter monitoring and control systems. The lease expense for this site is approximately $5,000 per year plus taxes under a lease that expires in November 2030.

We lease office space in Waterloo, Canada, which houses our video management software operations. We also lease other sites worldwide. The aggregate annual rent for such offices was approximately $263,000 in 2024.

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

Overview

Effective March 18, 2024, the Company redomiciled as an Ontario organized company. The operating and financial review of the Company’s results in this Item 5 of the Annual Report, with respect to periods prior to the Effective Time of the Redomiciliation, refers to the financial results of Senstar Technologies Ltd. and its subsidiaries as in effect prior to the Effective Time of the Redomiciliation. See below a description of the Redomiciliation.

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

Our consolidated revenues for the years ended December 31, 2024, 2023 and 2022 for our continuing operations were approximately $35.8 million, $32.8 million and $35.6 million, respectively.

Products (PIDS, VMS, IVA and EAC)

We sell our products worldwide. Our products include Video Management Software (VMS), Security Management Software (SMS), Intelligent Video Analytics (IVA) and PIDS products. The PIDS, VMS and IVA activities offer an unmatched portfolio of PIDS technologies, as well as integrated intelligent video management solutions for security surveillance and business intelligence applications worldwide.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security systems and video management systems lines of products;

•	enhancing the introduction and recognition of our new products;

•	penetrating new markets and strengthening our presence in existing markets;

•	strengthening our presence in our strategic verticals;

•	Cross selling at existing customers security and non security applications provided thanks to our suite of sensors and information management systems

•	succeeding in selling our comprehensive PIDS, VMS, SMS and EAC products as a combined solution.

•	Expland our addressable market with the introduction of the Senstar MultiSensor, design to provide intrusion detection systems dedicated to critical spots of non critical infrastructure.

•	Deliver technological and functional innovation to compete techno competition and address future needs

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

Key Factors Affecting Our Business

Our operations and the operating metrics discussed below have been and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include, among others, reliance on public sector projects, and competition. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

Growth Strategy

During 2024 we continued to implement our strategic growth plan focusing on the sale of our products and solutions. Pursuant to this plan, we streamlined our product sales activity in our three main regions, the Americas (including LATAM), EMEA, and APAC. We are continuing to focus on our strategic verticals: Utilities, Energy (oil and gas), logistics, correctional facilities, airports and military and borders applications. We intend to continue to expand our sales to these verticals through allocation of resources and funds, including the acquisition of complementary technologies that will increase our offerings to these targeted verticals.

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

Reliance on government contracts

Our products are primarily sold to end-users such as governmental agencies, government authorities, and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to government agencies', authorities' and companies' projects are directly affected by these end-users budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our end-users’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products and services may decline in the future if governmental purchasing agencies terminate, reduce or modify contracts.

Competition

The global market for safety, security, video and security management software, site management solutions and products is highly fragmented and intensely competitive. It is characterized by changing technology, new product introductions and changing customer requirements. We compete principally in the market for perimeter intrusion detection systems, or PIDS and security and video management software. Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support. We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency during 2024 is the CAD, our reporting currency is the U.S. dollar. Translation adjustments resulting from translating our financial statements from CAD and other local operation currencies to the U.S. dollar are reported as a separate components in shareholders’ equity.

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

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. The statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity. For the years ended December 31, 2024, 2023 and 2022, our foreign currency translation adjustments totaled $8.4 million, $9.6 million and $9.7 million, respectively. We recorded foreign exchange gain, net of $0.5 million and $0.4 million in the years ended December 31, 2024 and 2022, respectively and a foreign exchange loss, net of $0.1 million in the year ended December 31, 2023. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income. The Canadian dollar appreciated by 8.7% and 6.4% against the U.S. dollar in 2024 and 2022, respectively and depreciated by 2.3% against the U.S. dollar in 2023.

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

As of December 31, 2024, our cash and cash equivalents and restricted cash and short-term deposits were invested in major Canadian, U.S., Israeli and European banks. We are exposed to credit risk in the event of default by financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed insured limits. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly the United States, Canada, Europe and APAC. We perform ongoing credit evaluations of our customers and to date have generally not experienced any material losses. An allowance for credit losses is recognized with respect to those amounts that we have determined to be doubtful of collection. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. We also use credit insurance in some cases. During each of the years ended December 31, 2024, 2023 and 2022 we recorded less than $0.1 million of credit losses. As of December 31, 2024, our allowance for credit losses amounted to $0.1 million.

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

Research and development expenses, net. Research and development expenses, net consists primarily of expenses for on-going research and development activities.

Selling and marketing expenses. Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of our sales teams, attendance at trade shows and advertising expenses and related costs for facilities and equipment.

General and administrative expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, public company related expenses, legal and accounting expenses, allowances for credit losses and other miscellaneous expenses. Staff costs include direct salary costs and related costs, such as severance pay, social security and retirement fund contributions, vacation and other pay.

Depreciation and Amortization and impairment of goodwill. The amount of depreciation and amortization for the years ended December 31, 2024, 2023 and 2022 were approximately $0.7 million, $0.9 million and $1.4 million, respectively.

Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency transactions as well as interest income on our cash and cash equivalents and short term investments.

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated for the continuing operations:

	Year Ended December 31
	2024	2023	2022
Revenues	100%	100%	100%
Cost of revenues	36%	43%	40%
Gross profit	64%	57%	60%
Operating expenses:
Research and development, net	12%	12%	11%
Selling and marketing, net	25%	30%	25%
General and administrative	16%	19%	20%
Operating income (loss)	11%	(4)%	4%
Financial income (expenses), net	2%	-	-
Income (loss) before income taxes	13%	(4)%	5%
Taxes on income (tax benefit)	6%	-	(7)%
Income (loss) from continuing operations	7%	(4)%	11%

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenues. Revenues increased by 9.0% to $35.8 million for the year ended December 31, 2024 from $32.8 million for the year ended December 31, 2023. The increase relates mainly to the recovery we had in our main regions.

Cost of revenues. Cost of revenues decreased by 7.9% to $12.8 million for the year ended December 31, 2024 from $13.9 million for the year ended December 31, 2023. Cost of revenues as a percentage of revenues decreased to 35.9% in 2024 from 42.5% in 2023, primarily due to our revenue mix in the year and some increases in the material costs that we had in 2023.

Research and development expenses, net. Research and development expenses increase by 3.6% to $4.2 million for the year ended December 31, 2024 from $4.0 million for the year ended December 31, 2023.

Selling and marketing expenses. Selling and marketing expenses decreased by 9.6% to $9.0 million for the year ended December 31, 2024 from $10.0 million for the year ended December 31, 2023, primarily due to one-time exceptional expenses we had during 2023, necessary to streamline the business for our future business requirements. Selling and marketing expenses as a percentage of revenues decreased to 25.2% in 2024 from 30.4% in 2023.

General and administrative expenses. General and administrative expenses decreased by 4.4% to $5.9 million for the year ended December 31, 2024 from $6.2 million for the year ended December 31, 2023, primarily due to a reduction of certain of our corporate expenses and expenses we had in 2023 related to our redomiciliation to Canada. General and administrative expenses amounted to 16.5% and 18.8% of revenues in 2024 and 2023, respectively.

Operating income (loss). We had operating income of $3.9 million for the year ended December 31, 2024 compared to operating loss of $1.3 million for the year ended December 31, 2023. The change from operating loss to an operation income was primarily attributable to the increase in revenues, the gross margin improvements and managing expenses.

Financial income (expenses), net. Our financial income, net of $0.7 million for the year ended December 31, 2024 compared to financial expenses, net, for the year ended December 31, 2023 was $0.1 million. The financial income in 2024 were primarily attributable to income from interest on our bank deposits and foreign exchange gain, net, offset by bank charges during the year.

Taxes on income (tax benefit). We recorded taxes on income, net of $2.0 million in the year ended December 31, 2024 compared to tax benefits, net of less than $0.1 million in the year ended December 31, 2023. The taxes on income in 2024 were primarily due to a different geographical mix of pre-tax profitability as well as provisions for uncertain tax positions and deferred tax assets impacts.

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between the years ended December 31, 2023 and December 31, 2022, as well as a discussion of our liquidity and capital resources for the year ended December 31, 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 19, 2024.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

We sell most of our products in North America, Europe and APAC. Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency. Our revenues are primarily denominated in U.S. dollars and Euros, while a portion of our expenses, primarily labor expenses, is incurred in CAD and Euros. Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in CAD. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Canada may be adversely affected by the appreciation of the CAD against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

The appreciation of the CAD and the Euro in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies. Conversely, the depreciation of the CAD and the Euro in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in Canadian dollars and Euro (unless such costs or payables are linked to the U.S. dollar). Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in CADs and Euros, or receivables payable in CAD and Euro (unless such receivables are linked to the U.S. dollar). In addition, the U.S. dollar value of revenues and expenses denominated in CAD and Euro would increase. Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations may have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

The following table presents the rate of devaluation or appreciation of the CAD against the dollar. These metrics provide insight on the impact of currency fluctuations on our financial results.

Year ended December 31,	CAD appreciation (devaluation) rate %

2020	(2.1)
2021	(0.1)
2022	6.4
2023	(2.3)
2024	8.7

In 2024 and 2022 foreign currency fluctuations had a positive impact on our results of operations as we recorded foreign exchange gain, net of $0.5 million and $0.4 million, respectively. In 2023, foreign currency fluctuations had a negative impact on our results of operations as we recorded a foreign exchange losses, net of $0.1 million.

We expect that our results of operations will continue to be affected by currency fluctuations in the future.

Effective Corporate Tax Rate

We are a Canadian corporation, incorporated under the laws of Ontario.

Our effective corporate tax rate for the years ended 2024, 2023 and 2022 may substantially exceed the Canadian tax rate since our U.S.-based subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.

As of December 31, 2024, we had a net deferred tax assets of $0.7 million, of which $0.2 million in domestic deferred tax liability, net offset by $0.9 million in foreign deferred tax asset, net. We had total estimated available operating tax loss carryforwards of $0.9 million with respect to our operations in Canada to offset against future taxable income. We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2024, our subsidiaries outside of Ontario had estimated total available carryforward operating tax losses of $7.6 million, out of which $2.5 million was attributable to our U.S. subsidiaries (federal only). Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Recently Issued Accounting Standards

Please refer to “Impact of recently issued and adopted accounting standards” in Note 2 of our consolidated financial statements included elsewhere in this annual report for more information.

B.	Liquidity and Capital Resources

Cash and cash equivalents and short-term deposits amounted to $20.6 million at December 31, 2024 compared to $14.9 million at December 31, 2023. The increase in cash and cash equivalents is primarily due to net cash provided by operating activities which was offset by net cash used in investing activities net. Our cash and cash equivalents and short -term bank deposits are held in various banks, mainly in U.S. dollars, Euros, CAD and NIS.

Since inception for the group until its initial public offering in March 1993, Senstar financed its activities mainly through cash flow from operations. In March 1993, it received proceeds of $9.8 million from its initial public offering of 1,380,000 ordinary shares. Subsequently, Senstar made follow-on public offerings, in February 1997 (of 2,085,000 ordinary shares) and in April 2005 (of 1,700,000 ordinary shares), in which it raised $9.4 million and $14.9 million, respectively. To allow to begin to implement a new strategic plan, on September 8, 2010, a company affiliated with the former principal shareholder, provided Senstar with a bridge loan of $10.0 million. To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of our new business strategy, in July and August 2011 Senstar raised $16.2 million from rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of ordinary shares.

In October 2016, Senstar completed a rights offering in which we received gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares. Our controlling shareholders, FIMI V Funds purchased 3,392,869 ordinary shares including through an exercise of over-subscription rights.

We expect that our total research and development expenses in 2025 will be approximately $4.2 million. Our research and development plan for 2025 covers development of new and innovative products, as well as the improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2025. However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Net cash provided by (used in) operating activities	6,656	260	(9,515)
Net cash used in investing activities	(223)	(334)	(237)
Net cash provided by (used in) financing activities	39	(213)	19
Effect of exchange rate changes on cash and cash equivalents	(812)	156	(1,727)
Increase (decrease) in cash, cash equivalents and restricted cash	5,660	(131)	(11,460)
Cash, cash equivalents and restricted cash at the beginning of the year, including cash attributable to discontinued operations	14,806	14,937	26,397
Cash, cash equivalents and restricted cash at the end of the year	20,466	14,806	14,937

Net cash provided by operating activities was approximately $6.7 million and $0.3 million in the years ended December 31, 2024 and 2023, respectively, compared to net cash used in operating activities in the year ended December 31, 2022 of approximately $9.5 million.

Net cash provided by operating activities in the year ended December 31, 2024 was primarily attributable to our profit of $2.6 million as well as a decrease of $1.7 million in inventories, an increase of $1.5 million in other accounts payable and accrued expenses, deferred revenues and customer advances, an increase of $1.2 million in trade payables, $0.7 million of depreciation and amortization expenses, a decrease of $0.2 million in deferred income taxes and a decrease of $0.1 million in other accounts receivable and prepaid expenses. This was offset in part by an increase of $1.2 million in trade receivables and $0.3 million in accrued severance pay. Net cash provided by operating activities in the year ended December 31, 2023 was primarily attributable to a decrease of $1.5 million in inventories, $0.9 million of depreciation and amortization expenses, a decrease of $0.6 million in trade receivables, a decrease of $0.2 million in deferred income taxes and a decrease of $0.1 million in unbilled receivables. This was offset in part by our loss in 2023, as well as an increase of $1.0 million in other accounts receivable and prepaid expenses, a decrease of $0.8 million in trade payables and a decrease of $0.1 million in customer advances. Net cash used in operating activities in the year ended December 31, 2022 was primarily attributable to a decrease of $7.4 million in other accounts payable and accrued expenses and deferred revenues, an increase of $3.2 million in inventories, an increase of $2.5 million in trade receivables, an increase of $1.4 million in deferred income taxes and an increase of $0.3 million in unbilled receivables. This was offset in part by our profit in 2022, as well as $1.4 million of depreciation and amortization expenses and a decrease of $0.5 million in other accounts receivable and prepaid expenses.

Net cash used in investing activities was approximately $0.2 million, $0.3 million and $0.2 million in the years ended December 31, 2024, 2023 and 2022, respectively. In the year ended December 31, 2024, our net cash used in investing activities was primarily attributable to purchase of property and equipment for $0.3 million. In the year ended December 31, 2023, our net cash used in investing activities was primarily attributable to purchase of property and equipment for $0.4 million. In the year ended December 31, 2022, our net cash used in investing activities was primarily attributable to purchase of property and equipment for $0.2 million.

 Net cash provided by financing activities of approximately $39 thousand and $19 thousands in the years ended December 31, 2024 and 2022, respectively, compared to net cash used in financing activities of approximately $0.2 million in the year ended December 31, 2023.

In the year ended December 31, 2024, our net cash provided by financing activities was attributable to the proceeds from the issuance of shares upon exercise of options of $39 thousand. In the year ended December 31, 2023, our net cash used in financing activities was attributable to deferred payment with respect to asset acquisition for $0.2 million. In the year ended December 31, 2022, our net cash provided by financing activities was attributable to the proceeds from the issuance of shares upon exercise of options of $19 thousand.

We had capital expenditures for property and equipment of approximately $0.3 million, $0.4 million and $0.2 million, in the years ended December 31, 2024, 2023 and 2022, respectively. We estimate that our capital expenditures for 2025 will total approximately $0.6 million. We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

As of December 31, 2024, we had credit lines with the Royal Bank of Canada, through Senstar Corporation, our Canadian subsidiary, of $0.5 million in the aggregate, of which $0.3 million was available at December 31, 2024.

As of December 31, 2024, the outstanding balances under the credit lines of our Canadian subsidiary consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.2 million, at an annual cost of approximately Royal Bank of Canadas’ prime + 0.35%.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements.

C.	Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2024, 2023 and 2022 we recognized IRAP funding in the amount of $17,000, $266,000 and $89,000, respectively.

Investment Tax Credit

Our operations in Canada are eligible for investment tax credits for research and development activities and for certain current expenditures. For the years ended December 31, 2024, 2023 and 2022, we recognized $204,000, $113,000 and $140,000, respectively, of investment tax credits.

In addition, as of December 31, 2024, our U.S. subsidiary had available investment tax credits of approximately $73,000 to reduce future federal and state income taxes payable. These credits will expire in 2025 in the U.S. As of December 31, 2024, our subsidiaries made a partial valuation allowance in respect of such investment tax credits.

D.	Trend Information.

Our operations were negatively affected by the worldwide shortage of various materials and sub-components required to produce certain of our PIDS products. We are monitoring the supply chain shortage, vs our ongoing and forecasted manufacturing requirements, while implementing various procurement methodologies to meet current and forecasted demand for our products. However, our ability to continue meeting the demand for our products is dependent among others on our ability to maintain an effective procurement plan support from our suppliers, and when needed establish a contractual relationship with alternative suppliers.

We continue to observe evolving trade dynamics that are influencing global supply chains, pricing structures, and regulatory environments across our key operating regions: Canada, the United States, EMEA, and APAC. In particular, the imposition of tariffs and other trade restrictions by the U.S. government, along with corresponding retaliatory actions by its trading partners, have contributed to increased uncertainty and cost pressures within our operations.

In Canada and the United States, we have seen periodic adjustments to bilateral trade agreements and import tariffs, particularly related to industrial goods and technology components, which have required ongoing adjustments in our procurement and distribution strategies. In EMEA, shifting U.S.-EU trade relations and post-Brexit regulatory changes continue to affect cross-border trade logistics and duties, influencing product pricing and availability. Meanwhile, APAC remains a region of heightened sensitivity due to U.S.-China trade tensions, with tariff exposure and supply chain adjustments being an ongoing focus.

These trends have led us to evaluate alternative sourcing strategies, diversify our supplier base, and consider regional manufacturing options where economically viable. Although the overall impact to date has been manageable, we expect global trade and tariff policy to remain a material area of operational focus and strategic planning over the near to medium term.

E.	Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations. Critical accounting policies are those that are both most important to the portrayal of our financial position and results of operations and require management’s most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical.

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

We generate our revenues mainly from: (1) sales of security products; (2) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (3) software license fees and related services. Our products and services are generally distinct and accounted for as separate performance obligations. Certain arrangements with customers contain multiple distinct performance obligations. For these arrangements, we allocate the transaction price to each performance obligation based on its relative stand-alone selling price (SSP). We generally establish SSPs based on observable selling prices.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to our customer. We usually do not grant a right of return to our customers.

In instances of contracts where revenue recognition differs from the timing of invoicing, we generally determine that those contracts do not include a significant financing component. We use the practical expedient and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes).  We account for shipping and handling activities as fulfillment activities. Shipping and handling activities are classified as part of the cost of revenues.

Payment terms are typically up to 90 days, and vary by the type of payer, country of sale and the products or services offered.

Revenue for security products and software licenses are generally recognized at a point in time, when the customer obtains control over the product or license. Revenues for services and maintenance are recognized over time, using the method that best depicts the transfer of services to the customer, as those services are performed or over the term of the contract.

Software related services provide the customer with unspecified software updates, on a when available basis and are recognized ratably over time as these services have a continuance pattern of transfer to the customer during the contract period. Warranties are classified as either an assurance type or a service type warranty. A warranty is considered an assurance type warranty if it provides the customer with assurance that the product will function as intended for a limited period of time. An assurance type warranty is not accounted for as a separate performance obligation under the revenue model.

Inventories

Inventories are stated at the lower of cost or net realized value. We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Cost is determined as follows:

•	Raw materials, parts and supplies – using the “first-in, first-out” method.

•	Work-in-progress and finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

During the years ended December 31, 2024, 2023 and 2022 we recorded inventory write-offs from continuing operations in the amounts of $0.1 million, $0.3 million and $47,000, respectively. Such write-offs were included in cost of revenues.

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

As of December 31, 2024, we had a net deferred tax assets of $0.7 million, of which $0.2 million in domestic deferred tax liability, net offset by $0.9 million in foreign deferred tax asset, net. We had total estimated available operating tax loss carryforwards of $0.9 million with respect to our operations in Canada to offset against future taxable income. We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2024, our subsidiaries outside of Ontario had estimated total available carryforward operating tax losses of $7.6 million, out of which $2.5 million was attributable to our U.S. subsidiaries (federal only). Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Goodwill

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, “Intangible-Goodwill and other” (“ASC No. 350”) requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test.

If the carrying value of a reporting unit exceeds its fair value, we should recognize an impairment of goodwill for the amount of this excess. We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present.

For the years ended December 31, 2024, 2023 and 2022, no impairment losses were recorded.

Intangible assets

Our intangible assets are comprised of patents, acquired technology and customer relations. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with the ASC No. 350.

For the years ended December 31, 2024, 2023 and 2022, no impairment losses were recorded.

Impairment of long-lived assets

Our long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. For the years ended December 2024, 2023 and 2022, we did not record any impairment charges attributable to long-lived assets.

ITEM 6.          Directors, Senior Management and Employees

A.	Directors and Senior Management.

Set forth below are the names, ages, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	63	Chairman of the Board of Directors
Jacob Berman (1) (2) (3)	76	Director
Tom Overwijn (1) (2) (3)	63	Director
Kelli Roiter (1) (2) (3)	53	Director
Fabien Haubert	50	Chief Executive Officer
Alicia Kelly	47	Chief Financial Officer
Jeremy Weese	48	Chief Technology Officer
Matthieu Currat	41	Chief Operating Officer

(1)          Member of our Audit Committee.
(2)          Member of our Compensation Committee.
(3)          Member of our Sustainability, Nominating and Governance Committee.

Gillon Beck has served as a director and our Executive Chairman since September 2023, and as a director and Executive Chairman of the Senstar Technologies Ltd. board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Senstar, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Emet Computing Ltd. (TASE), Gal-Shvav Ltd, Bet Shemesh Engines Holdings (1997) Ltd. (TASE: BSEL), Inrom Industries Ltd., Bird Aerosystems Ltd, and is a director of Rafa Laboratories Ltd., Simplivia Ltd., Orbit Technologies Ltd (TASE: ORBI), Carmel Forge Ltd., AITECH Ltd, Stern Engineering Ltd., Utron Ltd. (TASE) and Unitronics (1989) (RG) Ltd (TASE: UNIT). During the past five years, Mr. Beck had served as a member of the board of directors of the following public companies: Overseas Commerce Ltd (TASE: OVRS), Ham-Let Ltd., Inrom Construction Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. (TASE). Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Jacob Berman has served as a member of our board of directors since March 2024, and as a director of Senstar Technologies Ltd. since November 2013. Since November 2014 until March 2019, Mr. Berman had served as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman is the President and founder of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002. Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

Tom Overwijn has served as a member of our board of directors since March 2024. Mr. Overwijn is a partner in Fybe Finance since 2021 and acts as Interim Finance Manager via Fybe at various companies. From 2011 until 2018 Mr. Overwijn was Director and later CFO of Siqura Group in The Netherlands. Prior to that, from 2005 to 2011, Mr. Overwijn served as COO of Optelecom-NKF and from 1990 to 2005 he served in various positions at NKF, a cable manufacturer. Mr. Overwijn started his career in auditing. Mr. Overwijn is an RA (Chartered Accountant) and is registered in the accountant’s register of the Netherlands Institute of Chartered Accountants (NBA).

Kelli Roiter has served as a member of our board of directors since March 2024. Ms. Roiter founded and managed Jefferies’ Private Capital Group within its Investment Banking unit. Ms. Roiter joined Jefferies in 2008 and retired in 2023. Ms. Roiter’s primary responsibilities at Jefferies was raising private institutional capital for private equity, private debt and venture capital funds, as well as raising capital for private companies. Prior to Jefferies, Ms. Roiter was an external consultant (Fund Seven Inc.) raising capital for Bay City Capital LLC. Previously, she was a Director at Citigroup, managing the Private Bank’s third party alternative investment fundraising efforts. Prior to that, she was a Director at Donaldson, Lufkin & Jenrette/Credit Suisse, managing their third party alternative fundraising efforts, focused on family offices, small/medium corporations and ultra-high net worth individuals, as well as the firm’s traditional equity asset management platform. Ms. Roiter received her MBA in Finance from Yale University and her Bachelor of Commerce with Honors in Accounting and Economics Concordia University in Montreal, Canada.

Fabien Haubert has served as our Chief Executive Officer since March 2023. Prior to this, he was the Managing Director of the Senstar Group in Ottawa, Canada, a role he held since  January 2020. In this position, he focused on repositioning and reorganizing the company to drive scalable growth, increased profitability, and a strong commitment to innovation. Mr. Haubert joined Senstar in February 2018 as Vice President of Sales for the EMEA region, based in Paris, France. During his tenure, he successfully restructured operations, leading to sustainable growth in the region. Before joining Senstar, Mr. Haubert held several executive sales positions in the EMEA market. He served as Regional Director for EMEA at IndigoVision, a leading IP-based CCTV solutions provider headquartered in Edinburgh, where he consistently generated growth in his region. Additionally, he worked within the TKH Group in the Netherlands as Senior Sales Director for EMEA, focusing on innovative IP-based security solutions. In this role, he played a key part in restructuring, optimizing, and driving sustainable business expansion. With deep expertise in the security technology sector, Mr. Haubert has extensive experience in IP CCTV, access control, alarm monitoring, intrusion detection systems, software management, and system integration. He holds a Master of Science in Electronics Engineering from École Supérieure d’Ingénieurs en Électrotechnique et Électronique and a Master in Strategy and Engineering of International Business from École Supérieure des Sciences Économiques et Commerciales (ESSEC). Mr. Haubert is multilingual, speaking French, English, Spanish, and Italian, with a working knowledge of Dutch.

Alicia Kelly has served as our Chief Financial Officer since March 2024 after serving as Vice President of Finance since 2019 when she joined us. As Vice President of Finance, Ms. Kelly had overseen global accounting, financial reporting, controls, financial planning and analysis, business systems and legal. Her career spans over 20 years of extensive and varied experience in financial management and business leadership working for high tech corporations boasting global development and manufacturing capabilities. Prior to joining Senstar in July 2019, Ms. Kelly served in group controller roles overseeing the worldwide financial operations of Curtiss-Wright within its Defense Solutions segment for nearly a decade. In addition to her financial roles, she also contributed as a Director within Curtiss-Wright’s Supply Chain and Customer Services functions. She has also held progressive financial management positions in both software development and conglomerate contract manufacturing companies. Ms. Kelly is a CPA in Canada and holds a Bachelor of Business Administration degree from the University of Ottawa.

Jeremy Weese has served as our Chief Technology Officer since March 2020. bringing over 25 years of progressive leadership and technical expertise to the company. Throughout his career at Senstar, Jeremy has held several key roles, including Chief Operating Officer, Vice President of Engineering, and Director of Engineering, where he led global operations across R&D, manufacturing, product management, technical support, marketing, HR, and finance. Jeremy is recognized for his strategic leadership in driving technology roadmaps, managing organizational change, and overseeing product development. He has been instrumental in leading successful pre- and post-acquisition integrations, streamlining product lines, and enhancing product value through strategic planning. His technical background spans embedded firmware development, hardware design, and sensor technology innovation. Jeremy holds a Bachelor of Science in Computer Engineering (Magna Cum Laude) from the University of Ottawa, earned in 1999. His deep technical expertise, combined with a strong strategic vision, has consistently driven innovation and operational excellence at Senstar.

Matthieu Currat has served as our Chief Operating Officer since July 2024 and as Vice President APAC since December 2023. Prior to this, he held multiple leadership roles at Omnisens SA, including CEO and COO positions. At Omnisens, he led strategy and implemented business improvements, and managed its successful integration within Prysmian Group. His earlier career includes various engineering and management positions at Technip across multiple countries. Matthieu holds extensive experience in project management, operations, and strategic growth in the energy and technology sectors. He earned a Master's degree in Mechanical, Electrical, and Production Management from ECAM Lyon in France.

The terms of office of Messrs. Beck, Berman, and Overwijn and Ms. Roiter will expire at our 2025 annual general meeting of shareholders.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2024 (including directors and executive officers who no longer serves as directors and executive officer) consisted of approximately $1.7 million in salary, fees, bonus, equity based compensation, commissions and directors’ fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2024, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $0.1 million.

We pay our directors an annual fee of CAD 38,0000 and a fee of CAD 1,700 for each board or committee meeting that they physically attend (or CAD 2,200 if attendance requires air travel), and CAD 1,100 for a virtual meeting. In addition, we pay to our Executive Chairman a monthly payment of CAD 5,700. Our executive Chairman is also entitled to a director fees paid to all of our directors as described above. In addition, Mr. Beck is entitled to annual cash bonus of CAD 40,000 payable in the event our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000.

As of December 31, 2024, our directors and executive officers as a group, consisting of 8 persons, held options to purchase an aggregate of 809,500 Common Shares, having exercise prices ranging from $2.36 to $3.28 and expiration dates ranging from 2025 to 2030. Generally, the options vest over a one to three years period. See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

Compensation of Senior Office Holders

The table below sets forth the compensation paid to our five most highly compensated senior office holders during the year ended December 31, 2024:

Information Regarding the Senior Executives(1) (US dollars in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation (4)	Equity-Based Compensation(5)	Total
Fabien Haubert – Chief Executive Officer	261	96	170	23	550
Jeremy Weese – Chief Technology Officer	194	31	86	5	316
Alicia Kelly - Chief Financial Officer	179	12	99	9	299
Matthieu Currat – Chief Operating Officer *	171	7	90	2	270
(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Senior Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2024.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2024.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024.

* Matthieu Currat held the position of VP Sales APAC from January 2024 to June 2024, in July 2024, he was appointed COO with a continued responsibility as VP Sales APAC until the end of the 2024.

C.	Board Practice

Introduction

According to Ontario law and our By-Laws, our board of directors manages, or supervises the management of, our business and affairs. The board of directors may exercise all powers conferred on it by the OBCA. Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities delegated by our board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

Election of Directors

Our Articles provide for a minimum of three and a maximum of 11 directors. Our directors have been empowered to determine the number of directors within the minimum and maximum number permitted by the Articles. Our board of directors is currently composed of four directors.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold office until the next annual meeting of shareholders. All the members of our board of directors may be reelected upon completion of their term of office. Our annual meetings of shareholders are called no later than fifteen months after holding the last preceding annual meeting. In the intervals between our annual meetings of shareholders, subject to the OBCA, the board of directors may from time to time appoint a new director to fill a vacancy or to add to their number, and any director so appointed will remain in office until our next annual meeting of shareholders and may be re-elected.

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

A copy of the audit committee charter is available to investors and others on our website at www.senstar.com ..

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

Compensation Committee Role

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include, among others:

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

A copy of the sustainability, nominating and governance committee charter is available to investors and others on our website at www.senstar.com ..

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

Approval of Related Party Transactions under Ontario Law

Fiduciary Duties of Directors and Officers

Under the OBCA, a director or officer of a corporation must in exercising his or her powers and discharging his or her duties to the corporation (i) act honestly and in good faith with a view to the best interests of the corporation; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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

We maintain directors’ and officers’ liability insurance which insures directors and officers for losses as a result of claims against the directors and officers in their capacity as directors and officers and also reimburses us for payments made pursuant to the indemnity provisions under the By-Laws and the OBCA. In addition, we indemnify our directors and officers pursuant to a standard indemnification agreement that provides for indemnification to the fullest extent permitted by the OBCA.

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

As of December 31, 2024, we employed 126 full-time employees, of whom 17 were employed in general management and administration, 42 were employed in selling and marketing, 36 were employed in production, customers' support and maintenance and 31 were employed in engineering and research and development. Of such full-time employees, 81 were located in Canada, 18 were in the United States and 27 were in various other countries.

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

The following table sets forth certain information regarding the ownership of our Common Shares by our directors and executive officers as of April 21, 2025.

Name	Number of Common Shares Owned (1)	Percentage of Outstanding Common Shares (2)
Gillon Beck (3)	-	-
Jacob Berman	-	-
Tom Overwijn	-	-
Kelli Roiter	-	-
Fabien Haubert (4)	46,000	*
Alicia Kelly (5)	24,000	*
Jeremy Weese	75	*
Matthieu Currat	-	-
All directors and executive officers as a group (8 persons) (6)	70,075	*
_______________
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

(2)	The percentages shown are based on 23,326,653 Common Shares issued and outstanding as of April 21, 2025.

(3)	Does not include any Common Shares held by the FIMI Funds.

(4)	Includes 46,000 Common Shares issuable upon the exercise of currently exercisable options.

(5)	Includes 24,000 Common Shares issuable upon the exercise of currently exercisable options.

(6)	Includes 70,000 Common Shares issuable upon the exercise of currently exercisable options.

Share Option Plans

Stock Option Plan

In August 2024, we adopted the Senstar Technologies Corporation Stock Option Plan, or the 2024 Plan.

The purpose of the 2024 Plan is to provide the Company with a mechanism to attract, retain and motivate qualified employees, consultants and directors of our company and its designated subsidiaries, to reward such persons for their contributions toward the long term goals and success of our company, and to align the interests of such persons with those of our company’s shareholders.

The maximum number of Senstar common Shares reserved for issuance under the 2024 Plan is 1,250,000 common Shares (following an increase of additional 250,000 common Shares as was approved by the Board of Directors at April 2025). The Board of Directors, Senstar’s compensation committee, or another authorized committee of Senstar’s  Board of Directors, administers the 2024 Plan. Under the 2024 Plan, the administrator has the authority, subject to the terms of the 2024 Plan and applicable law, to (a) determine the eligible employees, consultants and directors to whom options may be granted; (b) grant options on such terms and conditions as it determines, including (i) the time at which options may be granted, (ii) the conditions under which options may be granted or forfeited, (iii) the number of Senstar common Shares to be covered by an option, (iv) the exercise price of an option, (v) whether any restrictions or limitations apply on Senstar common Shares issuable pursuant to such options, and (vi) the acceleration of vesting or exercisability, or the waiver of any termination provisions of any option; (c) determine whether an option is a qualifying option or non-qualifying option for Canadian tax purposes; (d) establish the form or forms of option agreements; (e) cancel, amend, adjust or otherwise change any option; (f) construe and interpret the 2024 Plan and all option agreements; (g) adopt, amend, prescribe and rescind administrative guidelines and rules relating to the 2024 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws; and (h) make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2024 Plan.

As of December 31, 2024, options to purchase 975,750 of Senstar Common Shares were outstanding under the 2024 Plan.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable

Clawback Policy.  We adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.  A copy of the Clawback Policy is filed as an exhibit to this Annual Report.

ITEM 7.          Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of April 21, 2025 regarding the beneficial ownership of Senstar Common Shares, by each person or entity known to us to own beneficially 5% or more of Senstar Common Shares.

Name	Number of Common Shares Beneficially Owned (1)	Percentage of Outstanding Common Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	4,646,924	19.9%
FIMI Israel Opportunity Five, Limited Partnership (3)	5,207,235	22.3%

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

(2)	The percentages shown are based on 23,326,653 Common Shares issued and outstanding as of April 21, 2025.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 22, 2025, there were 27 holders of record of our Common Shares, of which 23 record holders holding approximately 92.29% of our Common Shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Common Shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.27% of our outstanding Common Shares as of such date.

B.	Related Party Transactions.

None.

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

Since the date of the annual consolidated financial statements included in this annual report, no significant changes have occurred.

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

Our authorized share capital is unlimited, of which 23,326,653 Common Shares, no par value per share, are issued and outstanding as of April 21, 2025.

Copies of our Articles and By-laws are attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated herein by reference.

The transfer agent and registrar for our Common Shares is Equiniti Trust Company LLC, New York, New York.

C.	Material Contracts.

In connection with the Redomiciliation, on September 26, 2023, we, Senstar Technologies Ltd. and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary we formed entered into a merger agreement, pursuant to which we would become the parent company of Senstar Technologies Ltd. as a result of a merger of Can Co  Sub Ltd. with and into Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the Merger as our wholly-owned subsidiary. As a result of this transaction, domicile of the corporate parent changed from Senstar Technologies Ltd., a company organized under the laws of the State of Israel to Senstar Technologies Corporation, an Ontario organized company (the “Redomiciliation”). The Redomiciliation was completed on March 18, 2024.

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

Holders of our Common Shares should consult their own tax advisors as to the United States, Canadian or other tax consequences of the purchase, ownership and disposition of Common Shares, including, in particular, the effect of any foreign, state or local taxes.

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

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Resident Holder from a disposition of our Common Shares must be included in the Canadian Resident Holder’s income for the taxation year of disposition. Subject to and in accordance with the provisions of the Canada Tax Act, a Canadian Resident Holder will generally be required to deduct one-half of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Any unused allowable capital losses for the taxation year of disposition may generally reduce net taxable capital gains realized in any of the three prior taxation years or in any subsequent year in the circumstances and to the extent provided in the Canada Tax Act.

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

Additional Refundable Tax

A Canadian Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Canada Tax Act) throughout the relevant taxation year or a “substantive CCPC” (as defined in the Canada Tax Act), at any time in the year may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Canada Tax Act) for the year, including taxable capital gains realized on the disposition of our Common Shares. Canadian Resident Holders that are “Canadian-controlled private corporations” or would be “substantive CCPCs” should consult their own tax advisors regarding their particular circumstances.

Alternative Minimum Tax

A Canadian Resident Holder that is an individual or a trust may be liable to pay minimum tax (as defined in the Canada Tax Act) on dividends received on our Common Shares or on the disposition of our Common Shares. Canadian Resident Holders that are individuals or trusts should consult their own tax advisors regarding their particular circumstances.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our Common Shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.

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

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of a common share who is, for U.S. federal income tax purposes:

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

Passive Foreign Investment Companies

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the Common Shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2024 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. If we were a PFIC for any taxable year during which a U.S. Holder owned Common Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Common Shares would be allocated ratably over the U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Common Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

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

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file quarterly reports including financial statements. We file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing, among other things, press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.senstar.com) promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

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

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe and APAC. Our revenues are primarily denominated in U.S. dollars and Euros, while a portion of our expenses, primarily labor expenses, is incurred in Canadian Dollars and Euros. Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in Canadian dollars, Euros and U.S. dollars. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The U.S. dollar cost of our operations in Canada may be adversely affected by the appreciation of the Canadian dollars against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD. In 2024 and 2022, the Canadian dollar appreciated by 8.7% and 6.4% against the U.S. dollar, respectively, and depreciated by 2.3% against the U.S. dollar in 2023. We may incur exchange losses in the future which may materially affect our operating results.

In 2024 and 2022, foreign currency fluctuations had a positive impact on our results of operations as we recorded foreign exchange gain, net of $0.5 million and $0.4 million, respectively. In 2023, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange losses, net of $0.1 million.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16B.          Code of Ethics

We adopted an amended and restated code of ethics in March 2024. The code is reviewed periodically by our board of directors , applies to our chief executive officer and all senior financial officers of our company, including our chief financial officer, chief accounting officer or controller, and persons performing similar functions. The amended and restated code of ethics reflects our growing emphasis on international operations and better addresses issues related with such activities by providing clear instructions in connection with commercial international activities. The code of ethics is publicly available on our website at www.senstartechnologies.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.      Principal Accountant Fees and Services

Independent Public Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY global. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2024	2023

Audit (1)	209,000	257,000
Tax (2)	29,000	161,000
Other (3)	13,000	13,000
Total	251,000	431,000

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

ITEM 16E.          Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any Common Shares of our company nor did an affiliated purchaser purchase any Common Shares of our company on our behalf during 2024.

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

We currently rely on this “foreign private issuer exemption” as follows:

Adoption or Amendment of Equity-Based Compensation Plans: We have elected to follow Ontario law instead of the Nasdaq Listing Rule 5635(c), which requires that we obtain shareholder approval for the establishment or amendment of certain equity based compensation plans and arrangements. Under Ontario law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements.

ITEM 16H.          Mine Safety Disclosure

Not applicable.

ITEM 16I.          Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

ITEM 16J.          Insider Trading Policies

We have adopted a written insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.  A copy of the Insider Trading Policy is filed as an exhibit to this Annual Report.

ITEM 16K.          Cybersecurity

Cybersecurity Risk Management and Strategy

Our board of directors recognizes the critical importance of maintaining the availability and completion of our data and systems, the trust and confidence of our business partners and employees. Our Audit Committee is responsible for reviewing our policies with respect to cybersecurity risks and relevant contingent liabilities and risks that may be material to the company, including risks from third parties and business partners.

We generally seek to address cybersecurity risks by implementing security measures on our internal computer systems. These security measures include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated by our IT manager.  Our Chief Technology Officer is responsible for implementing protection measures for our information systems from cybersecurity threats and promptly responding to any cybersecurity incidents.

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

As of the date of this report, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, We have experienced and defended against certain threats to our systems and security (such as phishing attempts), none of which have had a material adverse effect on our business or operations to date.including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. Risk Factors- Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business, on our financial performance and operating results.

PART III

ITEM 17.          Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.          Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.          Exhibits

Exhibit No.	Description

1.	Articles and By-Laws of the Registrant (1)

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (2)

4.1	Agreement and Plan of Merger, dated as of September 26, 2023, among Senstar Technologies Ltd., Senstar Technologies Corporation and Can Co Sub Ltd. (3)

4.2	Form of Indemnity Agreement for directors and officers (4)

4.3	Insider Trading Policy (5)

4.4	Senstar Technologies Corporation Stock Option Plan

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global

97.1	Clawback Policy (6)

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.*

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Label Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.1 to our Registration Statement on Form F-4 (File No. 333-274706), filed with the Securities and Exchange Commission on September 27, 2023 and incorporated herein by reference.
(2)	Filed as Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2023, and incorporated herein by reference.
(3)	Filed as Exhibit 99.1 to Form 6-K of Senstar Technologies Ltd., furnished to the Securities and Exchange Commission on September 27, 2023, and incorporated herein by reference.
(4)	Filed as Exhibit 10.1 to our Registration Statement on Form F-4 (File No. 333-274706), filed with the Securities and Exchange Commission on September 27, 2023 and incorporated herein by reference.
(5)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2023, and incorporated herein by reference.
(6)	Filed as Exhibit 97.1 to our Annual Report on Form 20-F for the year ended December 31, 2023, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

SENSTAR TECHNOLOGIES CORPORATION By: /s/ Fabien Haubert Name: Fabien Haubert Title: Chief Executive Officer

Date: April 23, 2025

SENSTAR TECHNOLOGIES CORPORATION
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SENSTAR TECHNOLOGIES CORPORATION

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Senstar Technologies Corporation and its Subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition from VMS products in respect to estimation of SSPs

Description of the Matter
As explained in Note 2 to the consolidated financial statements, the Company generates revenues from: (1) sales of security products; (2) services and maintenance, and (3) software license fees and related services. The Company may enter into contracts with customers that include multiple products and services, which are generally distinct and recorded as separate performance obligations. The transaction price is then allocated to the distinct performance obligations based on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred to the customer.

Auditing the Company's revenue recognition involved a high degree of auditor judgment due to the effort to evaluate 1) the identification and determination of whether products and services are considered distinct performance obligations and 2) the determination of stand-alone selling prices for each distinct performance obligation.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management's application of significant accounting policies on the contracts. We tested management's identification of significant contract terms, regarding the identification and determination of distinct performance obligations. We also evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services and tested the mathematical accuracy of management's calculations of revenue. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/  KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 1984.

Tel-Aviv, Israel
April 23, 2025

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,466	$14,806
Short-term bank deposits	111	116
Restricted cash and deposits	5	6
Trade receivables, net	10,306	9,545
Unbilled accounts receivable	228	240
Other accounts receivable and prepaid expenses	2,161	2,448
Inventories	4,957	7,178

Total current assets	38,234	34,339

LONG-TERM ASSETS:
Deferred tax assets	1,158	1,525
Operating lease right-of-use assets	528	842

Total long-term assets	1,686	2,367

PROPERTY AND EQUIPMENT, NET	1,328	1,589

INTANGIBLE ASSETS, NET	468	881

GOODWILL	10,360	11,090

Total assets	$52,076	$50,266

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,689	$1,650
Deferred revenues and customer advances	3,044	3,065
Other accounts payable and accrued expenses	6,433	5,052
Short-term operating lease liabilities	254	297

Total current liabilities	12,420	10,064

LONG-TERM LIABILITIES:
Deferred revenues	1,171	1,415
Deferred tax liabilities	443	606
Accrued severance pay	-	296
Long-term operating lease liabilities	296	580
Other long-term liabilities	70	113

Total long-term liabilities	1,980	3,010

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Common shares - 39,748,000 shares authorized -
No par value, 23,326,653 shares issued and outstanding at December 31, 2024; NIS 1 par value, 23,309,987 shares issued and outstanding at December 31, 2023	-	6,799
Additional paid-in capital	37,377	30,521
Accumulated other comprehensive income (loss)	(980)	24
Foreign currency translation adjustments (Company's standalone financial statements)	8,442	9,648
Accumulated deficit	(7,163)	(9,800)

Total shareholders' equity	37,676	37,192

Total liabilities and shareholders' equity	$52,076	$50,266

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2024	2023	2022

Revenues	$35,753	$32,792	$35,558
Cost of revenues	12,836	13,944	14,056

Gross profit	22,917	18,848	21,502

Operating expenses:
Research and development, net	4,151	4,005	4,032
Selling and marketing	8,998	9,954	9,008
General and administrative	5,885	6,154	6,978

Total operating expenses	19,034	20,113	20,018

Operating income (loss)	3,883	(1,265)	1,484
Financial income (expenses), net	731	(64)	141

Income (loss) before income taxes	4,614	(1,329)	1,625
Taxes on income (tax benefit)	1,977	(40)	(2,404)

Net income (loss) from continuing operations	2,637	(1,289)	4,029
Net income (loss) from discontinued operations	-	-	(198)

Net income (loss)	$2,637	$(1,289)	$3,831

Basic net income (loss) per share:
Continuing operations	$0.11	$(0.06)	$0.17
Discontinued operations	-	-	(0.01)

Basic net income (loss) per share	$0.11	$(0.06)	$0.16

Diluted net income (loss) per share:
Continuing operations	$0.11	$(0.06)	$0.17
Discontinued operations	-	-	(0.01)

Diluted net income (loss) per share	$0.11	$(0.06)	$0.16

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income (loss)	$2,637	$(1,289)	$3,831

Foreign currency translation adjustments	(1,004)	782	(1,980)

Total other comprehensive income (loss)	(1,004)	782	(1,980)

Total comprehensive income (loss)	$1,633	$(507)	$1,851

Total comprehensive income (loss)	$1,633	$(507)	$1,851

Total comprehensive income (loss)	$1,633	$(507)	$1,851

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Common shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Total shareholders' equity

Balance as of January 1, 2022	23,301,653	$6,796	$30,394	$1,222	$9,687	$(12,342)	$35,757

Issuance of shares upon exercise of employee stock options	8,334	3	16	-	-	-	19
Stock-based compensation	-	-	93	-	-	-	93
Foreign currency translation adjustments- the Company	-	-	-	-	(33)	-	(33)
Comprehensive income (loss):
Net income	-	-	-	-	-	3,831	3,831
Foreign currency translation adjustments	-	-	-	(1,980)	-	-	(1,980)

Balance as of December 31, 2022	23,309,987	6,799	30,503	(758)	9,654	(8,511)	37,687

Stock-based compensation	-	-	18	-	-	-	18
Foreign currency translation adjustments- the Company	-	-	-	-	(6)	-	(6)
Comprehensive income (loss):
Net loss	-	-	-	-	-	(1,289)	(1,289)
Foreign currency translation adjustments	-	-	-	782	-	-	782

Balance as of December 31, 2023	23,309,987	$6,799	$30,521	$24	$9,648	$(9,800)	$37,192

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Common shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Total shareholders' equity

Balance as of December 31, 2023	23,309,987	$6,799	$30,521	$24	$9,648	$(9,800)	$37,192

Change in par value of common shares	-	(6,799)	6,799	-	-	-	-
Issuance of shares upon exercise of employee stock options	16,666	-	39	-	-	-	39
Stock-based compensation	-	-	18	-	-	-	18
Foreign currency translation adjustments- the Company	-	-	-	-	(1,206)	-	(1,206)
Comprehensive income (loss):
Net income	-	-	-	-	-	2,637	2,637
Foreign currency translation adjustments	-	-	-	(1,004)	-	-	(1,004)

Balance as of December 31, 2024	23,326,653	$-	$37,377	$(980)	$8,442	$(7,163)	$37,676

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net income (loss)	$2,637	$(1,289)	$3,831
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	733	917	1,430
Loss (gain) on sale of property and equipment	(5)	8	-
Stock based compensation	18	18	93
Decrease (increase) in trade receivables, net	(1,243)	613	(2,539)
Decrease (increase) in unbilled accounts receivable	(7)	116	(339)
Decrease (increase) in other accounts receivable and prepaid expenses	138	(967)	455
Decrease (increase) in inventories	1,705	1,479	(3,152)
Decrease (increase) in deferred income taxes, net	229	218	(1,420)
Decrease in operating lease right-of-use assets	309	245	261
Decrease in operating lease liabilities	(319)	(229)	(257)
Increase (decrease) in trade payables	1,217	(799)	(161)
Increase (decrease) in other accounts payable and accrued expenses and deferred revenues and customer advances	1,535	(47)	(7,578)
Accrued severance pay, net	(291)	(23)	(139)

Net cash provided by (used in) operating activities	$6,656	$260	$(9,515)

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from investing activities:

Investment of short-term bank deposits	(1)	(1)	(108)
Proceeds from sale of property and equipment	51	47	29
Purchase of property and equipment	(273)	(380)	(158)

Net cash used in investing activities	(223)	(334)	(237)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options to employees	39	-	19
Deferred payment with respect to asset acquisition	-	(213)	-

Net cash provided by (used in) financing activities	39	(213)	19

Effect of exchange rate changes on cash and cash equivalents	(812)	156	(1,727)

Increase (decrease) in cash and cash equivalents	5,660	(131)	(11,460)

Cash and cash equivalents at the beginning of the year, including cash attributable to discontinued operations	14,806	14,937	26,397

Cash and cash equivalents at the end of the year	$20,466	$14,806	$14,937

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Supplemental disclosures of cash flows activities:

Cash paid during the year for:

Interest	$-	$-	$110

Income taxes	$864	$447	$1,412

Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$39	$134	$151

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Senstar Technologies Corporation ("the Parent Company" or "Senstar") and its subsidiaries (together - "the Company") is a leading international provider of comprehensive physical, video, and access control security products and solutions. The Company offers comprehensive solutions for critical sites, which leverage its broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS and SMS (Video Management Software and Security Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as access control products and technologies.

b.	Redomiciliation Transaction:

On September 26, 2023, Senstar Technologies Ltd., Senstar Technologies Corporation, a newly established Ontario corporation, and Can Co Sub Ltd., a Company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar Technologies Corporation (“Merger Sub”) entered into a merger agreement (the “Merger Agreement”), pursuant to which Senstar Technologies Corporation would become the Parent Company of Senstar Technologies Ltd. as a result of the merger of Merger Sub with and into Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the merger as a wholly-owned subsidiary of Senstar Technologies Corporation (the “Merger”).

Effective March 18, 2024 (the “Effective Time”), Merger Sub was merged with and into Senstar Technologies Ltd. As a result of the Merger, (a) the separate corporate existence of Merger Sub ceased and Senstar Technologies Ltd. continued as the surviving company; (b) all the properties, rights, privileges, powers and franchises of Senstar Technologies Ltd. and Merger Sub vested in Senstar Technologies Ltd. (as the surviving company); (c) all debts, liabilities and duties of Senstar Technologies Ltd. and Merger Sub became the debts, liabilities and duties of Senstar Technologies Ltd. (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Senstar Technologies Ltd. continued unaffected by the Merger in accordance with the Israeli Companies Law, 5759-1999.

Each Senstar Technologies Ltd. ordinary share issued and outstanding immediately prior to the consummation of the Merger represented the right to receive one (1) validly issued, fully paid and nonassessable common share of Senstar Technologies Corporation, representing the same proportional equity interest in Senstar Technologies Corporation as that shareholder held in Senstar Technologies Ltd.

As a result of this transaction, domicile of the corporate parent changed from Senstar Technologies Ltd., a company organized under the laws of the State of Israel to Senstar Technologies Corporation, an Ontario organized Company (the “Redomiciliation”).

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

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

The Redomiciliation was accounted for as a change in the reporting entity between entities under common control and the historical basis of accounting was retained as if the entities had always been combined for financial reporting purposes. The consolidated financial statements for periods prior to the Redomiciliation are the consolidated statements of Senstar Technologies Ltd. as the predecessor to the Company for accounting and reporting purposes and, upon completion of the Redomiciliation, such historical consolidated financial statements became Senstar Technologies Corporation's historical consolidated financial statements.

c.
On February 7, 2021, Senstar Technologies Ltd. entered into an agreement (the “Purchase Agreement”) with Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., to sell the Company’s Integrated Solutions Division (the “Projects Division”), representing substantially all of the Company’s Integrated Solutions segment for total consideration of $35 million in cash at closing. On June 30, 2021, Senstar Technologies Ltd. completed the sale. The divestiture of the Company’s Integrated Solutions Division represented a strategic shift in the Company's operations.

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

During the year ended December 31, 2022, the Company recorded a capital loss from the discontinued operation in the amounts of $198. During the years ended December 31, 2024 and 2023, the Company did not record any income or loss from the discontinued operation.

Net cash provided by discontinued operating activities for the year ended December 31, 2023 was $22. Net cash used in discontinued operating activities for the year ended December 31, 2022 was $4,180.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, allowances for credit losses, inventory write-offs, warranty provision, tax assets and tax positions, legal contingencies, amounts classified as discontinued operations and stock-based compensation costs. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

b.	Foreign Currency:

The Company's management believes that the Canadian Dollar (“CAD”) is the primary currency of the economic environment in which Senstar Technologies Corporation operates. Therefore, the functional currency of Senstar Technologies Corporation is the CAD.

The Company's reporting currency is the U.S. dollar.

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

The consolidated financial statements include the accounts of Senstar and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Short-term restricted cash and deposits:

Short-term restricted cash and deposits are primarily invested in certificates of deposit that are restricted to withdrawals or use up to one year. Such certificates of deposit are used primarily as collateral for performance.

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

During the years ended December 31, 2024, 2023 and 2022, the Company recorded inventory write-offs in the amounts of $129, $321 and $47, respectively. Such write-offs were included in cost of revenues.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

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

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 2024, 2023 and 2022, the Company did not record any impairment charges attributable to long-lived assets.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

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

The Company operates as one operating segment with a single reporting unit. Therefore, goodwill is tested for impairment at that level.

For the years ended December 31, 2024, 2023 and 2022, no impairment losses were recorded.

l.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, “Business Combinations” using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, the Company makes estimates and assumptions, especially with respect to intangible assets. The estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Acquisition-related expenses, such as legal and consulting fees, are expensed as incurred.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

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

The Company generates its revenues mainly from: (1) sales of security products; (2) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (3) software license fees and related services. The Company's products and services are generally distinct and accounted for as separate performance obligations. Certain arrangements with customers contain multiple distinct performance obligations. For these arrangements, the Company allocates the transaction price to each performance obligation based on its relative stand-alone selling price ("SSP"). The Company generally establishes SSPs based on observable selling prices.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. The Company usually does not grant a right of return to its customers.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes).  The Company accounts for shipping and handling activities as fulfillment activities. Shipping and handling activities are classified as part of the cost of revenues.

Payment terms are typically up to 90 days, and vary by the type of payer, country of sale and the products or services offered.

Revenue for security products and software licenses are generally recognized at a point in time, when the customer obtains control over the product or license. Revenues for services and maintenance are recognized over time, using the method that best depicts the transfer of services to the customer, as those services are performed or over the term of the contract.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Software related services provide the customer with unspecified software updates, on a when available basis and are recognized ratably over time as these services have a continuance pattern of transfer to the customer during the contract period. Warranties are classified as either an assurance type or a service type warranty. A warranty is considered an assurance type warranty if it provides the customer with assurance that the product will function as intended for a limited period of time. An assurance type warranty is not accounted for as a separate performance obligation under the revenue model.

Remaining performance obligations:

Remaining performance obligations represent the future revenues expected to be recognized on firm orders received by the Company and are equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. The Company's remaining performance obligations as of December 31, 2024 was $2.9 million, out of which the Company expects to recognize approximately 52% as revenue in 2025, with the remainder to be recognized thereafter. The Company does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Deferred revenues and customer advances:

Customers advances are recorded when the Company receives payments from customers before performance obligations have been performed. Deferred revenues are recognized as revenues as (or when) the Company performs the performance obligation under the contract. Deferred revenues and customer advances as of December 31, 2024 and 2023 were $4.2 million and $4.5 million, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $3.7 million out of the balance as of December 31, 2023 was recognized as revenues during the year ended December 31, 2024. Certain prior period amounts have been reclassified in order to conform the current period presentation.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the consolidated statement of comprehensive income.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period. The Company accounts for forfeitures as they occur.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $18, $18 and $93, respectively.

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

The following assumptions were used in the Binomial option pricing model for the year ended December 31, 2024 (no options were granted in 2023 and 2022):

2024

Dividend yield	0%
Expected volatility	43.88%-66.99%
Risk-free interest	4.09%-4.24%
Contractual term	6 years
Suboptimal exercise multiple	1.32

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

The Company participates in programs sponsored by the Industrial Research Assistance Program ("IRAP") in Canada. In the years ended December 31, 2024, 2023 and 2022 the Company recognized IRAP funding in the amount of $17, $266 and $89, respectively.

p.	Warranty costs:

The Company generally provides assurance type warranty to its customers for a period of up to 36 months to cover potential manufacturing defects. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with ASC 450, "Contingencies." Factors that affect the Company's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued liabilities in the consolidated balance sheets as of December 31, 2024 and 2023:

	December 31,
	2024	2023

Warranty provision, beginning of year	$150	$226
Charged to costs and expenses relating to new sales	159	149
Utilization or expiration of warranty	(145)	(225)
Foreign currency translation adjustments	(12)	-

Warranty provision, year end	$152	$150

q.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of common shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share."

Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such options are anti-dilutive.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total weighted average number of the Company's common shares related to the outstanding options excluded from the calculations of diluted earnings per share was 314,937 shares, 363,499 shares and 554,916 shares for the years ended December 31, 2024, 2023 and 2022, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable and long-term trade receivables.

As of December 31, 2024, the Company's cash and cash equivalents and restricted cash and short-term deposits were invested in major Canadian, U.S., Israeli and European banks. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed insured limits. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

Trade receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration not yet invoiced. Trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in the U.S., Canada, Europe and APAC.

The Company performs ongoing credit evaluations of its customers. An allowance for credit losses is recognized with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

Changes in the Company's allowance for credit losses related to accounts receivables during the years ended December 31, 2024 and 2023 are as follows:

	Year ended December 31,
	2024	2023

Balance at the beginning of the year	$58	$103
Credit losses expenses during the year	56	18
Customer write-offs or collections during the year	(27)	(64)
Exchange rate	(5)	1

	$82	$58

As of December 31, 2024, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

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

t.	Severance pay:

The Company’s Israeli subsidiary has entered into an agreement with its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance with the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies will be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

On December 31, 2007, the then Chairman of the Company's Board of Directors ("Former Chairman"), retired from his position. His retirement agreement included certain perquisites from the Company for the rest of his life. During 2024 the Company and the Former Chairman agreed on terminating his retirement agreement. As such, as of December 31, 2024, the Company no longer has a liability related to the Former Chairman’s retirement agreement.

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

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2024, 2023 and 2022 were $155, $161 and $152, respectively.

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

Changes in the Company's accumulated other comprehensive income (loss), net for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year ended December 31,
	2024	2023	2022

Balance at the beginning of the year	$24	$(758)	$1,222
Foreign currency translation adjustments	(1,004)	782	(1,980)

Total accumulated other comprehensive income (loss)	$(980)	$24	$(758)

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Leases:

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

y.	Reclassifications

Certain prior period amounts have been reclassified in order to conform the current period presentation. The reclassification had no effect on previously reported consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

z.	Impact of recently issued and adopted accounting standards:

Recently issued accounting standards adopted by the Company:

In November 2023, the Financial Accounting Standards Board (“FASB“) issued Accounting Standards Update (“ASU“) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 15 Segment Information in the accompanying notes to the consolidated financial statements for further detail.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently issued accounting standards not yet adopted by the Company:

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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2024	2023

Prepaid expenses	$879	$681
Government authorities	830	1,512
Others	452	255

	$2,161	$2,448

NOTE 4:-	INVENTORIES

	December 31,
	2024	2023

Raw materials	$642	$1,915
Work in progress	695	457
Finished products	3,620	4,806

	$4,957	$7,178

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES

The Company entered into operating leases primarily for offices and cars. The leases have remaining lease terms of up to 3.4 years.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased assets.

a.	Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2024	2023

Operating lease ROU assets	$528	$842
Operating lease liabilities, current	$254	$297
Operating lease liabilities, long-term	$296	$580
Weighted average remaining lease term (in years)	1.41	2.61
Weighted average discount rate	4.29%	3.12%

b.	Future lease payments under operating leases as of December 31, 2024, are as follows:

December 31,

2025	$271
2026	177
2027	129
2028	1

Total future lease payments	578
Less - imputed interest	(28)

Total lease liability balance	$550

c.
Operating lease expenses amounted to $301, $339 and $360 for the years ended December 31, 2024, 2023 and 2022, respectively. Operating lease expenses with a term of twelve months or less were immaterial.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET
a.	Composition:
	December 31,
	2024	2023
Cost:

Land and buildings	$2,512	$2,683
Machinery and equipment	2,042	3,017
Motor vehicles	48	151
Promotional displays	259	270
Office furniture and equipment	3,023	2,321

	7,884	8,442
Accumulated depreciation:

Buildings	1,769	1,829
Machinery and equipment	1,778	2,568
Motor vehicles	48	93
Promotional displays	226	245
Office furniture and equipment	2,735	2,118

	6,556	6,853

Property and equipment, net	$1,328	$1,589

b.	Depreciation expenses amounted to $374, $420 and $482 for the years ended December 31, 2024, 2023 and 2022, respectively.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2024	2023
Cost:

Know-how and patents	$3,078	$3,291
Technology	6,248	6,673
Customer relationships	1,004	1,063

	10,330	11,027
Accumulated amortization:

Know-how and patents	3,067	3,276
Technology	5,811	5,859
Customer relationships	984	1,011

	9,862	10,146

Intangible assets, net	$468	$881

b.	Amortization expenses related to intangible assets amounted to $359, $497 and $948 for the years ended December 31, 2024, 2023 and 2022, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2025	$325
2026	138
2027	3
2028	2

$468

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The Company operates in one operating segment, and this segment consists of only one reporting unit.

The changes in the carrying amount of goodwill associated with continuing operations and appearing in the accompanying consolidated balance sheets as of December 31, 2024 and 2023 are as follows:

Total

As of January 1, 2023	$10,866
Foreign currency translation adjustments	224

As of December 31, 2023	11,090
Foreign currency translation adjustments	(730)

As of December 31, 2024	$10,360

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2024	2023

Employees and payroll accruals	$2,133	$1,381
Accrued expenses	1,274	1,747
Government authorities	1,063	697
Uncertain tax positions	1,874	1,113
Others	89	114

	$6,433	$5,052

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees:

As of December 31, 2024 and 2023, the Company had credit lines of approximately $521 and $2,025, out of which $204 and $1,636 were utilized for bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks, respectively, mainly in Israel and Canada.

b.	Legal proceedings:

The Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by common shares:

The common shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Stock Option Plan:

On June 23, 2010, Senstar Technologies Ltd.’s Annual General Meeting approved the Company’s 2010 Israeli Share Option Plan, or the 2010 Plan, which authorizes the grant of options to employees, officers, directors and consultants of the Company and its subsidiaries. In June 2013, Senstar Technologies Ltd.’s shareholders approved an increase to the number of common shares available for issuance under the 2010 Plan by an additional 500,000 shares. The 2010 Plan had an original term of ten years, which was extended in August 2020 for an additional 5 years, on which date Senstar Technologies Ltd.’s Board of Directors had also increased and set the number of common shares available for issuance under the 2010 Plan to 1,200,000 shares. As part of the Redomiciliation, the Company decided to cancel the 2010 Plan.

In August 2024, the Company adopted the Senstar Technologies Corporation Stock Option Plan, or the 2024 Plan.

The maximum number of Senstar Technologies Corporation’s common shares reserved for issuance under the 2024 Plan is 1,250,000 common shares (following an increase of additional 250,000 common Shares as was approved by the Board of Directors at April 2025). The board of directors, Senstar’s compensation committee, or another authorized committee of the Senstar’s board of directors, administers the 2024 Plan. Under the 2024 Plan, the administrator has the authority, subject to the terms of the 2024 Plan and applicable law, to (a) determine the eligible employees, consultants and directors to whom options may be granted; (b) grant options on such terms and conditions as it determines, including (i) the time at which options may be granted, (ii) the conditions under which options may be granted or forfeited, (iii) the number of Senstar’s common shares to be covered by an option, (iv) the exercise price of an option, (v) whether any restrictions or limitations apply on Senstar’s common shares issuable pursuant to such options, and (vi) the acceleration of vesting or exercisability, or the waiver of any termination provisions of any option; (c) determine whether an option is a qualifying option or non-qualifying option for Canadian tax purposes; (d) establish the form or forms of option agreements; (e) cancel, amend, adjust or otherwise change any option; (f) construe and interpret the 2024 Plan and all option agreements; (g) adopt, amend, prescribe and rescind administrative guidelines and rules relating to the 2024 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws; and (h) make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2024 Plan.

As of December 31, 2024, 7,584 Senstar common shares were available for future option grants under the 2024 Plan.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of employee option activity under the Company’s stock option plans as of December 31, 2024 and changes during the year ended December 31, 2024 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2024	137,666	3.130	33.07	-
Granted	897,750	2.885	-	-
Exercised	(16,666)	2.361	-	-
Forfeited and canceled	(43,000)	3.2	-	-

Outstanding as of December 31, 2024	975,750	2.915	67.58	512.61

Exercisable as of December 31, 2024	54,667	3.247	22.38	10.55

The weighted-average grant-date fair value of options granted during the year ended December 31, 2024 were $1.15. No options were granted in 2023 and 2022. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2024 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company’s shares. The total intrinsic value of options exercised for the years ended December 31, 2024 were approximately $12. As of December 31, 2023 and 2022, there was no intrinsic value. As of December 31, 2024, there was approximately $1,001 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. This cost is expected to be recognized over a period of up to 3 years.

The options outstanding as of December 31, 2024 are follows:

Number of options outstanding as of December 31, 2024	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2024
		(In months)

897,750	2.89	71.41	-
8,000	3.07	1.18	8,000
70,000	3.28	26.02	46,667

975,750		67.58	54,667

c.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2024	2023	2022
Numerator - continuing operations:

Income (loss) from continuing operations attributable to Senstar shareholders	$2,637	$(1,289)	$4,029

Numerator - discontinued operations:

Net income (loss) from discontinued operations	$-	$-	$(198)

Denominator:

Denominator for basic net earnings per share weighted-average number of shares outstanding	23,311,721	23,309,987	23,308,001
Effect of diluting securities:
Employee stock options	-	-	1,975

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	23,311,721	23,309,987	23,309,976

NOTE 13:-	TAXES ON INCOME

a.	Tax laws and tax rates applicable to the Group companies:

The Company:

The Company is taxed at the regular corporate tax rate for Canadian companies at 26.5%.

Non-Canadian subsidiaries taxation:

Non-Canadian subsidiaries are taxed according to the tax laws in their respective country of domicile. The tax rates of the Company's non-Canadian subsidiaries range between 19%-30%.

b.	Tax assessments:

Senstar Technologies Corporation has not received final tax assessments since its incorporation. Senstar Technologies Ltd. received final tax assessments in Israel through the 2020 tax year. The remaining subsidiaries have not received final tax assessments since their incorporation. However, the assessments of these subsidiaries are deemed final through the range between the 2019-2021 tax years.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

c.
Reconciliation between the theoretical tax expense, assuming all income is taxed at the Canadian statutory rate for 2024 and the Israeli statutory rate for 2023 and 2022, and the actual tax expense, is as follows:

	Year ended December 31,
	2024	2023	2022

Income (loss) before taxes as reported in the statements of operations	$4,614	$(1,329)	$1,625

Tax rate (*)	26.5%	23%	23%

Theoretical tax	$1,223	$(306)	$374

Increase (decrease) in taxes:

Non-deductible items	163	202	177
Losses and other items for which a valuation allowance was provided	172	286	230
Repatriation of undistributed earnings	(132)	(260)	-
Realization of carryforward tax losses for which valuation allowance was provided	-	-	(175)
Changes in valuation allowance	-	-	(1,362)
Tax rate differences in subsidiaries and benefit from reduced tax rates	(83)	(7)	110
Provision for uncertain tax positions	757	140	(993)
Taxes in respect of prior years	11	(80)	(562)
Investment tax credit	27	(68)	(204)
Other	(161)	53	1

Taxes on income (tax benefit) in the statements of operations	$1,977	$(40)	$(2,404)

(*) Based on the Canadian statutory income tax rate of 26.5% for 2024 and the Israeli statutory income tax rate of 23% for 2023 and 2022.

d.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2024	2023	2022

Current	$1,739	$(239)	$(899)
Deferred	238	199	(1,505)

	$1,977	$(40)	$(2,404)

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2024	2023	2022

Domestic (*)	$1,049	$(28)	$(1,583)
Foreign	928	(12)	(821)

	$1,977	$(40)	$(2,404)

(*) Domestic refers to Canada for 2024 and to Israel for 2023 and 2022.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2024	2023
Deferred tax assets:

Operating losses carry forwards	$2,091	$2,288
Capital losses carry forwards	1,327	2,499
Reserves, tax allowances, operating lease and others	1,998	2,341

Total deferred taxes before valuation allowance	5,416	7,128
Valuation allowance	(3,970)	(5,184)

Deferred tax assets, net:	1,446	1,944

Deferred tax liabilities:

Property and equipment, intangible assets, operating lease and others	(453)	(595)
Undistributed earnings of subsidiaries	(278)	(430)

Deferred tax liabilities:	(731)	(1,025)

Net deferred tax assets (liability)	$715	$919

Domestic (*)	$(179)	$(430)

Foreign	$894	$1,349

(*) Domestic refers to Canada for 2024 and to Israel for 2023.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2024, the Company currently plans to repatriate a portion of its foreign earnings from its foreign subsidiaries in the foreseeable future. As a result, the Company has recognized a deferred tax liability consisting of potential withholding and distribution taxes of $0.3 million as of December 31, 2024.

The Company’s repatriation plans are subject to change, and any material adjustments to the deferred tax liability resulting from changes in repatriation plans or tax laws will be reflected in future periods. The Company’s intention to repatriate foreign earnings reflects its strategic business decisions regarding the utilization of funds. Management continues to monitor changes in tax law and other factors that could impact the timing or amount of repatriation

The Company provided valuation allowance for a portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes are not expected to be realized in the foreseeable future (see Note 13g).

f.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2024	2023	2022

Domestic (*)	$2,367	$(992)	$(2,182)
Foreign	2,247	(337)	3,807

	$4,614	$(1,329)	$1,625

(*) Domestic refers to Canada for 2024 and to Israel for 2023 and 2022.

g.	Net operating carryforward tax losses:

Senstar Technologies Corporation has estimated total available carryforward operating tax losses of $866, which may be used to offset against future taxable income, for a period of 20 years. As of December 31, 2024, Senstar Technologies Corporation recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. The Company's subsidiaries have estimated total available carryforward operating tax losses of $7,571, which may be used to offset against future taxable income, for periods ranging between 1 year to unlimited time for the realization of such tax losses.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2024, the Company recorded a net deferred tax asset after valuation allowance in the amount of $855 for its subsidiaries' carryforward tax losses.

Utilization of U.S. net operating losses (federal and state net operating losses) may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

h.	Uncertain tax positions:

As of December 31, 2024 and 2023, balances in respect to ASC 740, "Income Taxes" amounted to $1,874 and $1,113, respectively. A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2024	2023

Balance at the beginning of the year	$1,113	$1,053

Additions based on tax positions taken related to the current year	1,335	148
Reduction related to expirations of statute of limitations or settlements of tax matters	(578)	(92)
Foreign currency translation adjustments	4	4

Balance at the end of the year	$1,874	$1,113

Although the Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Company's income tax provisions. Such differences could have a material effect on the Company's income tax provision, cash flow from operating activities and earnings in the period in which such determination is made.

NOTE 14:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Commencing on October 1, 2014, the Company compensates its Executive Chairman of the Board for services provided to the Company. In addition to the directors' fees paid by the Company to all of its directors, the Company pays the Executive Chairman for his services: (i) a monthly payment of approximately $4 for time devoted to such position; and (ii) an annual cash bonus of $30 that is payable only if the Company's net profit pursuant to its annual audited and consolidated financial statement exceeds $5,000.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SEGMENT INFORMATION

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Chief Executive Officer. The CODM manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Company's CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on consolidated net income as shown in the Company’s consolidated statements of operations. The CODM considers net income in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

Geographical information:

The following is a summary of revenues within geographic areas based on end customers’ location and long-lived assets:

1.	Revenues:

	Year ended December 31,
	2024	2023	2022

North America	$16,262	$14,835	$16,042
Europe	12,763	11,393	10,396
APAC	5,410	3,863	6,571
South and Latin America	975	2,197	1,334
Others	343	504	1,215

	$35,753	$32,792	$35,558

2.	Long-lived assets:
	December 31,
	2024	2023

Canada	$1,491	$1,751
Europe	334	583
USA	31	32
Others	-	65

	$1,856	$2,431

Long-lived assets include operating lease right-of-use assets and property and equipment, net.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2024	2023	2022
Financial expenses:

Interest on short-term and long-term bank credit and bank charges and others	$(104)	$(157)	$(273)
Foreign exchange loss, net	-	(58)	-

	(104)	(215)	(273)
Financial income:

Interest on short-term and long-term bank deposits	363	151	48
Foreign exchange income, net	472	-	366

	835	151	414

Financial income (expenses), net	$731	$(64)	$141

- - - - - - - - - - -