Form 20-F
period 2025-12-31
Senstar Technologies Corp
filed 2026-05-04
CIK 1993727

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, No Par Value	SNT	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  23,331,653 Common Shares, no par value, as of December 31, 2025.

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

Yes ☐          No ☒

- i -

- ii -

INTRODUCTION

We are a leading international provider of comprehensive physical, video security products and solutions. We offer comprehensive solutions for critical sites, which leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (“PIDS”), advanced Video Management Software (‘VMS”) and Security Management Software (“SMS”) with native Intelligent Video Analytics (“IVA”) security solutions, as well as access control products and technologies.

Based on our industry experience and interaction with customers for over 40 years, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor, and general security applications. Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of fence mounted sensors, buried and concealed detection systems, and sophisticated sensors for sub-surface intrusion such as to secure pipelines, as well as advanced video analytics software, security management software and video management systems. We have successfully delivered customized solutions and products in more than 100 countries worldwide.

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd., and on September 30, 2021, we changed our name to Senstar Technologies Ltd. On September 26, 2023, Senstar Technologies Ltd., Senstar Technologies Corporation, a newly established Ontario corporation, and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar Technologies Corporation entered into a merger agreement (the “Merger Agreement”), pursuant to which Senstar Technologies Corporation became the parent company of Senstar Technologies Ltd., with Senstar Technologies Ltd. surviving the Merger as a wholly-owned subsidiary of Senstar Technologies Corporation (the “Merger”). Pursuant to the Merger Agreement, Senstar Technologies Ltd. agreed to become domiciled in Ontario and become Senstar Technologies Corporation, an Ontario organized company (the “Redomiciliation”).

Effective March 18, 2024, as a result of the Merger, (a) the separate corporate existence of Can Co Sub Ltd. ceased and Senstar Technologies Ltd. continued as the surviving company; (b) all the properties, rights, privileges, powers and franchises of Senstar Technologies Ltd. and Can Co Sub Ltd. vested in Senstar Technologies Ltd. (as the surviving company); (c) all debts, liabilities and duties of Senstar Technologies Ltd. and Can Co Sub Ltd. became the debts, liabilities and duties of Senstar Technologies Ltd. (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Senstar Technologies Ltd. continued unaffected by the Merger in accordance with the Israeli Companies Law, 5759-1999.

Each Senstar Technologies Ltd. ordinary share issued and outstanding immediately prior to the consummation of the Merger represented the right to receive, less any applicable withholding taxes, one (1) validly issued, fully paid and non-assessable common share of Senstar Technologies Corporation, representing the same proportional equity interest in Senstar Technologies Corporation as that shareholder held in Senstar Technologies Ltd.. The number of Common Shares of Senstar Technologies Corporation outstanding immediately after the Redomiciliation continued to be the same as the number of ordinary shares of Senstar Technologies Ltd. outstanding immediately prior to the Redomiciliation. Upon effectiveness of the Redomiciliation, the name of our company became Senstar Technologies Corporation. Following the Redomiciliation, the Common Shares of Senstar Technologies Corporation as the successor to Senstar Technologies Ltd., continued to be listed for trading on Nasdaq under the ticker symbol “SNT”. On December 15, 2025, the predecessor entity, Senstar Technologies Ltd., was dissolved.

Our website is www.senstar.com. The information on our website is not incorporated by reference into this annual report. As used in this annual report, the terms “we,” “us,” “our,” and “Senstar” mean Senstar Technologies Corporation and its subsidiaries, and, with respect to periods prior to the effective date of the Redomiciliation, Senstar Technologies Ltd. and its subsidiaries, unless the context requires otherwise.

Our fully registered marks are FIBERPATROL®, FLEXZONE®, OMNITRAX®, SENSTAR® (INCLUDING LOGO DESIGN), XFIELD®, FLEXPS®, ultraWave Design®, FLEXPI®, PINPOINTER®.All other marks used to identify particular products and services associated with our business are trademarks, including but not limited to SENSTAR SYMPHONY™, SENSTAR MULTISENSOR™, SENSOR FUSION™, SENSTAR ULTRAWAVE™, SENSTAR CARE™, SENSTAR FLOW™. Any other trademarks and trade names appearing in this annual report are owned by their respective holders.
- iii -

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

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward- looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information - Risk Factors.”
- iv -

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

Risks Related to Our Business and Our Industry

•	While we were profitable in 2025 and 2024, we incurred a loss in 2023 and have incurred losses in past years and may not operate profitably in the future.

•	Our operating results may fluctuate from quarter to quarter and year to year.

•	Our financial results may be significantly affected by currency fluctuations.

•	M&A, which requires the integration of multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks.

•	Our revenues depend in great measure on government procurement procedures and practices.

•	Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

•	Our business involves significant risks and uncertainties that may not be covered by indemnities or insurance.

•	The markets for our products may be affected by changing technology, requirements, standards and products.

•	Increasing scrutiny and changing expectations with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

•	Our failure to retain and attract personnel could harm our business, operations and product development efforts.

•	We face risks associated with doing business in international markets.

•	Our failure to comply with anti-corruption laws and regulations could adversely affect our reputation, business, financial condition and results of operations.

•	We may be vulnerable to physical and electronic security breaches and cyber-attacks which could disrupt our operations.

•	We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

•	Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

•	Undetected defects in our products may increase our costs and harm the market acceptance of our products.

•	If suppliers terminate our arrangements with them, or amend them in a manner detrimental to us, we may experience delays in production and implementation of our products.

•	We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

•	We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

•	We may be adversely affected by regulations and market expectations related to sourcing and our supply chain, including conflict minerals.

Risks Relating to our Technology and Intellectual Property

•	Our success depends on our ability to develop and maintain advanced security technologies, and failure to keep pace with rapid technological changes could make our solutions less competitive.

•	We rely on proprietary technology, software, and intellectual property, and any inability to protect these rights or unauthorized use by third parties could harm our business.

•	Our products incorporate third-party technologies and components, and disruptions in access to these technologies or licensing issues could affect our ability to deliver solutions.

•	We may face intellectual property infringement claims, which could result in costly litigation, damages, or the need to redesign products.

•	Cybersecurity threats, including hacking, data breaches, or vulnerabilities in our software or systems, could damage our reputation and expose us to liability.

•
Our solutions must integrate with complex customer environments, and failures, defects, or performance issues in our systems could result in customer dissatisfaction, contract penalties, or loss of future business.

•	We may not be able to successfully develop, introduce, or commercialize new technologies, including AI-driven or analytics-based security solutions, in a timely or cost-effective manner.

•	Our intellectual property protections (including patents, trade secrets, and copyrights) may be limited in certain jurisdictions, particularly in countries where enforcement is weaker.

Risks Relating to Our International Operations

•	We are exposed to political, economic, and security instability in certain regions, which may disrupt our operations, projects, and supply chains.

•	Our international operations expose us to foreign currency exchange rate fluctuations, which can materially affect our revenues and operating results.

•
We are subject to complex and changing regulatory environments, including export controls, trade sanctions, and anti-corruption laws, which may limit our ability to sell products in certain jurisdictions or increase compliance costs.

•
A significant portion of our revenues is derived from government and critical infrastructure customers worldwide, making us vulnerable to changes in government budgets, procurement policies, and geopolitical tensions affecting cross-border contracts.

•
Our global operations require us to manage logistics, supply chains, and third-party partners across multiple jurisdictions, which may be impacted by trade restrictions, tariffs, or disruptions in international transportation.

•	We may face restrictions on the repatriation of earnings, taxation complexities, and differing legal systems, which could adversely impact our financial condition and cash flows.

•	Operating internationally exposes us to cultural, language, and operational challenges, as well as risks related to hiring, retaining, and managing personnel across diverse regions.

Risks Relating to Our Common Shares

•	Volatility of the market price of our Common Shares could adversely affect our shareholders and us.

•	We may not pay dividends in the future.

•	As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

•	We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

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

Risks Related to Our Business and Our Industry

While we were profitable in 2025 and 2024, we incurred a loss in 2023 and have incurred losses in past years and may not operate profitably in the future.

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

Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future. Our operating results are characterized by a seasonal pattern, with different volumes of revenues towards the end of the year compared with the first part of the year. In addition, our operating results are affected by a number of factors, many of which are beyond our control. Factors contributing to these fluctuations include the following:

•	changes in customers’ or potential customers’ budgets as a result of, among other things, government funding (influenced by long shutdowns) and procurement policies;

•	changes in demand for our existing products and services;

•	our long and variable sales cycle;

•	our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs; and

•	the timing of the introduction and market acceptance of new products, product enhancements and new applications.

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

Most of our sales are made in North America, Europe, Middle East and Africa, APAC and Latam. Our revenues are primarily denominated in U.S Dollars and Euros while a portion of our expenses, primarily labor expenses, is incurred in Canadian Dollars and Euros. As a result, fluctuations in exchange rates between the dollar and non-dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Canada may be adversely affected by the appreciation of the CAD against the dollar. In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. Our financial expenses may also be adversely affected by the depreciation of a currency in which we maintain our monetary assets.

We recorded a foreign exchange, net loss of $0.2 million and of $0.1 million in the years ended December 31, 2025 and 2023, respectively and foreign exchange gain, net of $0.5 million in the year ended December 31, 2024. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income. The Canadian dollar depreciated by 4.8% and 2.3% against the U.S. dollar in 2025 and 2023, respectively and appreciated by 8.7% against the U.S. dollar in 2024. We may incur exchange losses in the future which may materially affect our operating results.

The implementation of M&A, which requires the integration of acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results..

We have made a number of acquisitions in the past, including our recent acquisition of Blickfeld GmbH announced in December 2025 and completed February 13, 2026. Future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position. Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products, technologies and professional services to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

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

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our company, and assume, among other things, the successful integration of these acquired entities into our business and operations. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

Our revenues depend in great measure on government procurement procedures and practices. A substantial decrease in our end-users’ budgets would adversely affect our results of operations.

Many of our products are sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures.  A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular end-user. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our end-users’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown or government shutdowns.  Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

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

The global market for security, safety, site management solutions and products are highly fragmented and intensely competitive. We compete principally in the market for perimeter intrusion detection systems, PIDS, Video Management Software, VMS, Security Management Software, SMS and Intelligent Video Analytics, or IVA. Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

Our business involves significant risks and uncertainties that may not be covered by indemnity or insurance.

A significant portion of our business relates to designing, developing, and manufacturing advanced security, systems and products. New technologies may be untested or unproven. Failure of some of these products and services could result in extensive loss of life or property damage. Accordingly, we also may incur liabilities that are unique to our products and services. In some, but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers, either through regulatory protections, contractual provisions or otherwise. The insurance coverage that we maintain may not be adequate to cover all claims or liabilities, and it is not possible to obtain insurance to protect against all operational risks and liabilities.

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

We acquire most of the components utilized in our products from a limited number of suppliers. We may not be able to obtain such items from these suppliers in the future or we may not be able to obtain them on satisfactory terms. Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

We benefit from tax credits we receive  pursuant to the Scientific Research and Experimental Development Tax Incentive Program in Canada and from research grant programs such as the “Industrial Research Assistance Program” (IRAP). If we fail to comply with the conditions imposed by these Canadian tax programs in the present or future, the benefits we receive could be cancelled and we could be required to refund any payments previously received under these programs, including any accrued interest, or pay increased taxes or royalties. Canadian research grant programs are dependent on the Government’s continued commitment to support R&D, on availability of funding, and may be more difficult to realize or may not be available in the future. Such a result would adversely affect our results of operations and financial condition. Further, if the Canadian government resolves to end these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year. We may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2025, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our Common Shares.

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

Risks Relating to Protecting Our Technology and Intellectual Property

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We have a patent application pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors. These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. and Canadian laws.

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

Risks Relating to International Operations

We face risks associated with doing business in international markets.

A large portion of our sales is to markets outside of Canada. For the years ended December 31, 2025, 2024 and 2023 approximately 94.5%, 95.4% and 93.6%, respectively, of our revenues were derived from sales to markets outside of Canada. A key component of our strategy is to continue to expand in such international markets. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

Geopolitical uncertainties and increasing trade protectionism, including the escalation of international conflicts, trade wars and economic sanctions, may negatively impact global economic conditions. These factors could have a material adverse effect on our business, results of operations and financial condition.

The ongoing war between Russia and Ukraine continues to affect international operations. In response to Russia’s invasion of Ukraine, the European Union, the U.K. and the U.S. introduced extensive sanctions on Russia and Belarus, including targeted restrictions on individuals and entities, export controls, restrictions on economic relations, trade and financial transactions. These sanctions have had and may continue to have a disruptive effect on global markets.

On February 28, 2026, the United States and Israel launched a joint military operation against Iran-codenamed “Operation Epic Fury”-targeting the country’s leadership, nuclear facilities, missile sites, and security forces, Iran launched hundreds of ballistic missiles and drones against Israel, United Arab Emirates, Qatar, and U.S. military bases in the region. Ongoing geopolitical tensions, including the potential for military escalation and broader regional conflict, may adversely affect economic conditions and create uncertainty that could negatively impact our business, financial condition and results of operations. In addition, the virtual closure of shipping through the Strait of Hormuz has raised concerns about broader disruptions to global supply chains, which could in turn contribute to elevated inflation and slower economic growth in major economies.

In addition to the ongoing conflict in the Middle East, on January 3, 2026, United States military forces conducted a large-scale operation in Venezuela known as “Operation Absolute Resolve,” which resulted in the capture of Venezuelan President Nicolás Maduro and his wife, Cilia Flores, in Caracas and their transfer to the United States to face federal charges. The intervention has elicited strong international reactions and underscored the potential for rapid shifts in political dynamics in the region, which could influence investor perceptions of risk and volatility in emerging markets.

We cannot predict the progress, outcome or consequences of the conflicts in Ukraine or Israel, or their broader impacts in Ukraine, Russia, Belarus, Europe, the U.S., the Middle East, Iran or Venezuela. The duration and effects of military conflicts are highly unpredictable and could lead to significant market and other disruptions, including significant volatility in prices, instability in financial markets, supply chain disruptions, political and social instability, trade disputes or, changes in consumer or purchaser preferences, as well as an increase in cyberattacks and espionage. These geopolitical tensions may affect our profitability. Sanctions, trade disputes, or other governmental action related to tariffs or international trade agreements, could have a material adverse effect, on our business and financial results.

The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our results of operations, financial condition and supply chains. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union (“EU”), member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the UK from the European Union (“Brexit”), further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. China claims that its GDP growth rate for each of the years ended December 31, 2024 and 2025 was approximately 5.0%. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

Furthermore, governments have and may continue to turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of materials exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport materials and (iii) the risks associated with exporting products. Such increases may further reduce the quantity of materials to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our operating results and financial condition.

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

Our operations have been negatively affected by the worldwide shortage of various materials and sub-components required to produce certain products. We acquire most of the components utilized in our products, and certain services from a limited number of suppliers and subcontractors. The disruption to global supply chains has led to longer supplier delivery times and an increase in material prices. Despite the supply chain said disruptions we were able to source the material and sub-components needed to continue manufacturing and deliveries to our customers, we cannot assure you that we will continue to be able to obtain such items from our suppliers on satisfactory terms. Alternative sources of supply may be difficult to obtain. Therefore, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. We have seen improvements in the supply chain during 2024 and 2025, and we continue to monitor the impact of the supply chain shortage on our ongoing and forecasted manufacturing requirements, while implementing various procurement methodologies to meet current and forecast demand for our products. Our ability to continue to meet the demand for our products is dependent among others, on our ability to maintain an effective procurement plan and support from our suppliers, and when needed establish a contractual relationship with alternative suppliers. Our failure to do so, or continued increases in goods prices, could have a material adverse effect on our business.

Our business may be materially affected by future pandemics.

Potential future pandemics may disrupt our business and operational plans.  In the past, the COVID 19 pandemic led to disruption to global supply chains and to longer supplier delivery times and an increase in material prices. Despite the supply chain disruptions we were able to source the needed material and sub-components to continue manufacturing and deliveries to our customers. In such cases in the future, alternative sources of supply may be difficult to obtain. We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the pandemic, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Any such pandemic may adversely affect our ability to produce goods or purchase goods from third parties as well as consumer demand for such goods.

Inflation could adversely affect our financial results.

The market prices of certain materials and components used by us and our suppliers in manufacturing our products can be volatile. Significant increases in inflation, particularly those related to wages and increases in the cost of raw materials, may have an adverse impact on the business, financial condition, and results of operations of us or our suppliers, and our suppliers may in turn pass such increases along to us by raising the cost of our inventories. In addition, customers often finance their purchases. Inflation, along with a rise in interest rates, could translate into an increased cost of ownership. If inflation continues to occur and if agencies like the Federal Reserve fail to cut interest rates further or raises interest rates again, prospective consumers may choose to forego or delay their purchases or buy a less expensive product in the event credit is not available to finance their purchases.

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

The FIMI partnerships owned approximately 42.2% of our outstanding Common Shares as of April 29, 2026. For as long as FIMI has a controlling interest in our Company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional Common Shares or other equity securities, our repurchase or redemption of Common Shares and our payment of dividends. Because the interests of FIMI may differ from the interests of our other shareholders, actions taken by FIMI with respect to us may not be favorable to our other shareholders.

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

U.S. holders of our Common Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the Common Shares, and operations, [we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2025 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our Common Shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Common Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of our Common Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Common Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Common Shares.

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

In addition, the Investment Canada Act (Canada) may impose limitations on the ability of a non-Canadian to acquire and hold Senstar Common Shares. The Investment Canada Act (Canada) requires that where prescribed financial thresholds are exceeded, a non-Canadian must file an application for review with the responsible Minister and obtain approval prior to acquiring control of a “Canadian business”. The responsible Minister is required to determine whether the acquisition of control is likely to be of net benefit to Canada with reference to certain statutory factors. Where a non-Canadian acquires control of a Canadian business and the prescribed financial thresholds are not exceeded, there is a reporting obligation only. The Investment Canada Act (Canada) also provides that any investment by a non-Canadian in a Canadian business, including where control is not acquired, can be reviewed on national security grounds. Where an investment is determined to be injurious to national security, the applicable Minister can negotiate undertakings to address the national security concern, or federal Cabinet can issue a prohibition or divestiture order or impose terms or conditions on the investment to address the national security concern.

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

We are subject to the Canadian take-over bid regime which requires a party seeking to acquire 20% or more of the outstanding shares of any class of voting or equity securities to do so by way of a formal public tender offer, unless an exemption from that requirement is available. These rules may discourage take-over bids being made for the Company and the ability of holders of our Common Shares to realize a potential premium for the sale of their shares. See “Provisions Restricting a Change in Control of the Company – Take-Over Bids” in Exhibit 2.1 to this Annual Report.

Canadian issuer bid laws restrict our ability to purchase our Common Shares.

We are subject to the Canadian issuer bid regime, which requires an issuer seeking to repurchase its own securities to do so by way of a formal public self-tender offer, unless an exemption from that requirement is available. These rules and the available exemption for ordinary course market repurchases made on a stock exchange outside Canada will generally limit us to purchase no more than 5% of the outstanding Common Shares in any 12-month period on a published market (such as the Nasdaq Global Market) for not more than their market price plus reasonable brokerage fees or commissions actually paid. See “Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 – Common Shares – Purchases” in Exhibit 2.1 to this Annual Report.

We are able to issue an unlimited amount of additional Common Shares, which may cause our shareholders to experience dilution in the future.

As is conventional for public companies in Canada, our constating documents authorize us to issue an unlimited number of Common Shares. Our board of directors has the authority to cause the Company to issue additional Common Shares without the consent of our shareholders. We may issue additional Common Shares or other securities that are dilutive to existing shareholders in the future. The issuance of any such securities may result in a reduction of the book value or market price of our Common Shares.

Our Common Shares are subject to Canadian insolvency laws which may offer less protection to its shareholders compared to U.S. insolvency laws.

As a corporation incorporated under the laws of the Province of Ontario, we are subject to Canadian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which we conduct business or hold assets. These laws may apply where any insolvency proceedings or procedures are to be initiated against or by us. Canadian insolvency laws may offer our shareholders less protection than they would have had under U.S. insolvency laws and it may be more difficult (or even impossible) for shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

We are a leading international provider of products and solutions for physical security. We commenced operations in 1969 as a department of Israel Aircraft Industries Ltd., specializing in perimeter security systems and have delivered products, tailor-made solutions and turnkey projects to thousands of satisfied customers in over 100 countries in some of the world’s most demanding locations. We offer a broad portfolio of homegrown PIDS, VMS and SMS combined with EAC, and IVA.

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

Effective March 18, 2024, as a result of the Merger, (a) the separate corporate existence of Can Co Sub Ltd. ceased and Senstar Technologies Ltd. continued as the surviving company; (b) all the properties, rights, privileges, powers and franchises of Senstar Technologies Ltd. and Can Co Sub Ltd. vested in Senstar Technologies Ltd. (as the surviving company); (c) all debts, liabilities and duties of Senstar Technologies Ltd. and Can Co Sub Ltd. became the debts, liabilities and duties of Senstar Technologies Ltd. (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Senstar Technologies Ltd. continued unaffected by the Merger in accordance with the Israeli Companies Law, 5759-1999.

Each Senstar Technologies Ltd. ordinary share issued and outstanding immediately prior to the consummation of the merger represented the right to receive, less any applicable withholding taxes, one (1) validly issued, fully paid and nonassessable common share of Senstar Technologies Corporation, representing the same proportional equity interest in Senstar Technologies Corporation as that shareholder held in Senstar Technologies Ltd. The number of Common Shares of Senstar Technologies Corporation outstanding immediately after the Redomiciliation continued to be the same as the number of ordinary shares of Senstar Technologies Ltd. outstanding immediately prior to the Redomiciliation. Upon effectiveness of the Redomiciliation, the name of our company became Senstar Technologies Corporation. Following the Redomiciliation, the Common Shares of Senstar Technologies Corporation as the successor to Senstar Technologies Ltd., continued to be listed for trading on Nasdaq under the ticker symbol “SNT”. On December 15, 2025, Senstar Technologies Ltd. was dissolved.

On December 9, 2025, we entered into a definitive agreement to acquire Munich-based Blickfeld GmbH, a pioneer in 3D LiDAR sensors and software. The transaction, which closed on February 13, 2026, was valued at €10.4 million in cash, with an additional €1 million in performance-based earnouts, fully funded from our cash reserves. This strategic acquisition follows a fruitful partnership, including a December 2024 announcement to expand our collaboration globally, allowing us to integrate Blickfeld's high-precision 3D LiDAR technology into our existing security portfolio. By acquiring Blickfeld, we strengthened our position in critical infrastructure security and expanded our capabilities into high-growth verticals such as 3D traffic management and volume monitoring. Post-acquisition, Blickfeld GmbH and its North American subsidiary have continued to operate under their current names as our subsidiaries, maintaining their Munich headquarters while utilizing our global sales and support network to accelerate market penetration.

Our principal executive offices are located at 119 John Cavanaugh Drive, Ottawa, ON, Canada K0A 1L0, and our telephone number is +1-613-839-5572. Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171.Our website address is www.senstar.com. The information on, or that can be accessed through, our website is not incorporated by reference into this annual report.

B.	Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive lines of perimeter intrusion detection sensors, video analytics and video and security management systems, as well as security video observation and surveillance systems to high profile customers. Our systems are used in more than 100 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, large retailer organizations, banks, oil and gas facilities, solar farms, data centers, telecom infrastructure, logistic premises such as warehouses, sporting events including athlete villages and stadiums, and municipalities from intrusion, terror, crime, sabotage or vandalism to infrastructure, assets and personnel. Our objective is to become a leading international provider of security products and solutions.

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

We acquired Aimetis in April 2016 to integrate our VMS with its perimeter security portfolio. Since the addition of Aimetis’ products and expertise, we have been able to address new markets and offer solutions incorporating advanced video analytics and VMS for physical indoor and outdoor security applications. In addition, we were able to expand our overall solutions, offer a wider range of products in addition to our PIDS solutions, and address new markets.

We plan to leverage our industry-leading position in the security sector as a technology platform to optimize future strategic acquisitions and achieve incremental growth in our global markets. To achieve this objective, we have initiated a business strategy incorporating the following key elements:

•
Leverage existing customer relationships. We believe that we have the capability to offer certain of our customers a comprehensive security package. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships. Our Software (SMS,VMS) offering is an excellent opportunity to revisit our existing customers.

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

•
Develop and enhance our presence in verticals which we have identified as strategic. We intend to enhance our presence in our target vertical markets: utilities, correctional facilities logistics and energy (among other, oil and gas terminals as well as oil and gas pipelines infrastructure), airports and military /border sites. Many if not all, of the verticals are highly regulated and require unique security solutions. As a solution provider with a wide selection of security technologies and products, we believe that we can offer a comprehensive security solution that meets the standards required by the applicable regulations.

•	Enhance our presence in emerging markets. We intend to enhance our presence in emerging markets such as Asia, Latam and eastern Europe in order to increase our exposure and sales.

•
Strengthen our presence in existing markets. We intend to increase our marketing efforts in our existing markets mainly in North America, the EMEA Union, and APAC region and to acquire or invest in complementary businesses and joint ventures.

Emerging Opportunities

We believe that the proliferation of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications. Air and seaports, chemical factories, green energy plants and distribution facilities, oil and gas terminals and pipeline infrastructure, large logistics warehouses, telecom infrastructure and data centers and critical infrastructure sites are currently utilizing the benefits of this approach to security management. This integration allows users to share diverse sensors (such as cameras and intrusion detection sensors), IT systems, traffic management tools and other resources and feed them into a single command and control platform. Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation. [We believe that we are well positioned and are in the forefront of this emerging market opportunity.  In addition, our Senstar MultiSensor when used in a standalone version, together with our recently acquired LiDar solutions, will provide advanced intrusion detection solutions for critical spots of non-critical infrastructure, broadening our addressable market.

Products and Services

General

Our principal physical (PIDS), VMS, SMS and EAC products and solutions include:

•	Perimeter Intrusion Detection Systems (PIDS), fence mounted, buried and free standing;

•	PIDS fence sensor with intelligent perimeter LED based lighting;

•	A common operating platform for VMS and SMS, including IVA applications, PIDS applications

•	Surveillance systems and LIDAR solutions

•	Pipeline security, third party interference (TPI) and fiber infrastructure monitoring

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

Our line of outdoor perimeter security products consists of the following:

•	Fence mounted detection systems – “microphonic” wire sensors, fiber optic sensors and electronic ranging sensors;

•	Buried sensors – buried coaxial cable volumetric sensors and buried fiber sensors to secure pipelines, borders and critical assets against intrusion by targets on the surface and excavation;

•	Electrical field disturbance sensors (volumetric);

•	Microwave sensors;

•	Hybrid perimeter intrusion detection and intelligent lighting system;

•	MultiSensor – next generation of sensors, using multiple sensing technologies, processed by intelligent algorithms (AI software): and

•	Lidar sensors

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

FiberPatrol, our advanced FP1150 product, is a perimeter intrusion detection system that can be fence-mounted, buried, or deployed in a wall-top configuration. Featuring long distance ranging to 80 Km (50 mi) via a fence mounted fiber optic cable detects and locates fence cut and climb events with an accuracy of approximately 4m (13 ft). Released in 2019 our FP400 product zone-based fiber optic cable PIDS solution replaces the IntelliFiber product line. Its advanced features include the processing of 4 detection zones from a single remote processor with an alarm given for each zone independently with up to 300 m (984 ft) per zone.

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

FiberPatrol, our advanced FP1150 product featuring long distance ranging fiber optic cable based detection technology in a single rack mount unit is also offered as a buried solution detecting surface intrusion and to protect pipelines*, as well as providing Data Conduit protection against sabotage or accidental third party interference (TPI) for example by manual or machine excavation. FiberPatrol has the capability to protect distances of up to 80 Km (50 mi) or up to 100 Km (62 mi) for Pipeline TPI and Data Conduit protection with a single processor. FiberPatrol is also being used to monitor health check or Fiber cable between telecom infrastructure, such as Data Centers by detecting and localizing excavation and sabotage attempts to cable infrastructure.

Electro-static Field Disturbance Sensors

Terrain following volumetric sensors detect intrusions without requiring an intruder to touch the sensor. They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires take place. The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects. Our product X-Field; consists of a set of four to as many as eight parallel field generating and sensing wires that form a volumetric detection height as much as 6m (20 ft) in height for free standing and wall applications and up to 7.3m (24 ft) for fence installations.

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

The Senstar Symphony Common Operating Platform is highly scalable, easy to set up and use, and can be used in both single server installations and multi-server deployments. Senstar Symphony can meet any business requirements, both today and in years to come. Functionality sets including video management, video analytics, security management, , and data intelligence can be used individually, added when needed, or combined together as a complete integrated solution. It is a highly cost-effective solution, licensed per security device (camera,), so that our customers only license what they need. All managed devices report to a shared rules and alarms management system, enabling operators to perform site security or operational functions from a ‘single pane of glass’.

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

Next generation sensors

MultiSensor™

MultiSensor is our compact, AI-powered system that leverages the power of sensor fusion to intelligently detect and characterize intrusions while virtually eliminating nuisance alarms. MultiSensor collects data from several technologies sensors and processes them simultaneously via the use of AI technologies. In order to provide full situational awareness and to eliminate nuisance alarms. When used in a standalone version, the MultiSensor will target critical points of non-critical infrastructure such as hospital, warehouses, universities and schools, office building, by providing unrivaled intrusion solutions using a single device.

Thermal Cameras and LiDar

In order to complete our range of sensors to provide the strongest performance and latest technology, we added to our sensor range LiDar sensing technology by partnering and eventually acquiring Blickfeld, Founded in 2017 and headquartered in Munich, Blickfeld is an international company that develops LiDAR sensors with integrated software. Blickfeld’s solutions provide real-time 3D data for a wide range of innovative use cases – from volume monitoring and security system enhancement to privacy-compliant people counting and functions in traffic applications.

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

•
Automatic License Plate Recognition - Senstar Symphony-based video analytic reads license plates and other vehicle markings and seamlessly integrates the data into the site’s security and operational processes. The analytic can be used for automating vehicle access systems such as gates and other barriers, flag vehicle in/out times in surveillance footage, notifying customer management systems of client arrivals, and track vehicles crossing toll and border checkpoints.

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

•
Left and Removed Item Detection - Monitor changes in an environment to detect when objects are added or removed from a scene. Set alarms to notify security staff when an item has been removed from an area or left unattended for a designated amount of time. This solution is designed for use in airports, train stations, and other public spaces.

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

•
Hardware solutions supporting our VMS software products are an “R series” of preconfigured servers, “E series” of physical appliances for smaller applications and a novel POE powered "Thin Client" device for convenient network access for monitors or other applications.

•
The Senstar Thin Client - is a simple and cost-effective device designed to display 1080p video from 30+ network video camera manufacturers via ONVIF Profile S, as well as from the Senstar Symphony VMS or any RTSP-compatible video source. The device is ideal for space-constrained environments due to its compact design while its web-based interface makes it easy to configure and manage.

•
The R-Series Operator Station complements the R-Series Network Video Recorders (NVR). Featuring validated hardware, the Operator Station is ideal for customers looking for a preconfigured video surveillance client. "Senstar Fusion, is a software solution that neutralizes false alarms using sophisticated AI techniques analyzing simultaneously detection signals from PIDS and video sensors.

•	We do not provide high availability functionalities on our Symphony servers.

•
In December 2025, we announced our acquisition of Blickfeld.  Blickfeld offers both hardware and perception software solutions for security, traffic, industrial automation, and logistic applications. Blickfeld offers security and safety solutions as well as volumetric and industrial applications:

•	Security and safety solutions

•
We sell primarily through system integrators, security solution providers, and selected distributors who integrate our LiDAR sensors and perception software into perimeter protection and surveillance systems. For strategic projects and key accounts, our sales and application engineering teams engage directly with end customers to support system design and ensure proper implementation.

Volumetric and industrial applications:

Our LiDAR-based volumetric solutions for bulk material measurement and automation are sold through direct channels as well as through selected OEM and technology partners.  Blickfeld’s sales organization operates internationally with a primary hub in Germany and direct representation in key markets across EMEA, North America, and Asia.  The team is trained to cross-sell both sensor and software solutions across our core verticals.

Command and Control Systems

The development of communication and IT technology has significantly affected the security market. Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system. We offer two types of command and control systems:

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

Marketing, Sales and Distribution

We believe that our reputation as a leading global vendor of sophisticated security products and our global presence provide us and our sales representatives with access to decision-makers in all of our main four verticals: energy, corrections, utilities and logistics.

Our sales efforts focus on:

•
PIDS products are sold indirectly through system integrators and distribution or VAR channels. Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators; however, sales are directed through third parties. Our sales team is trained on cross-selling PIDS, VMS, SMS, IVA .

•
VMS, and IVA. Video management system software and Intelligent Video Applications licenses, the associated maintenance and support services, are sold primarily through locally based distributor or VAR partners. Some key accounts are managed directly with the end-users. Our sales team is trained on cross-selling PIDS, VMS, SMS, IVA.

In addition to our global corporate office in Canada and our principal facilities in Canada, the United States and Germany, we have sales and technical support offices in China and other countries.

Customers

The following table shows the geographical breakdown of our consolidated revenues with respect to our continuing operations for the three years ended December 31, 2025, 2024 and 2023:

	Year ended in December 31,
	2025	2024	2023
	(in thousands)

North America	$17,959	$16,262	$14,835
Europe	12,830	12,763	11,393
APAC	4,942	5,410	3,863
South and Latin America	467	975	2,197
Others	176	343	504
Total	$36,374	$35,753	$32,792

Installation, Support and Maintenance

Our systems are generally installed by an integration partner or in some cases by the customer after appropriate training, depending on the size of the specific project and the location of the customer’s facilities, as well as prior experience with our systems. We generally provide our customers with training on the use and maintenance of our systems, design and commissioning assistance which we conduct either on-site or at our facilities. In addition, some of our local perimeter security products customers have signed maintenance contracts with us. The life expectancy of a high-security perimeter system is approximately ten years. Consequently, many miles of perimeter systems need to be replaced each year. We also provide services, maintenance and support on an “as needed” basis, as well as on a subscription basis, through the Senstar Care Program - our multi-year maintenance and support program. During the years ended December 31, 2025, 2024 and 2023, we derived approximately 16.6%, 15.2% and 16.2% of our total revenues, respectively, from maintenance and services.

Research and Development; Royalties

We place considerable emphasis on research and development to improve our existing products and technology and to develop new products and technology. We believe that our future success will depend upon our ability to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. Our development activities are a direct result of the input and guidance we receive from our sales and marketing personnel during our annual or regular meetings with such personnel. In addition, the heads of research and development for each of our development centers discussed below meet annually to identify market needs for new products.

We have centralized most of our development centers in Canada, in Carp near Ottawa and Waterloo near Toronto, each of which develops products and technologies based on its area of expertise. Our research and development expenses during 2025, 2024 and 2023 were $3.3 million, $4.2 million and $4.0 million, respectively. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results in the future.

Manufacturing and Supply

Our manufacturing operations consist of engineering, fabricating, assembly, quality control, final testing and shipping of finished products. Substantially all of our manufacturing operations are currently performed at our facilities in Canada. In 2018 we launched a “Made in USA” version of our FlexZone product to better serve our U.S. - based partners and customers. See Item 4D. “Information on the Company – Property, Plants and Equipment.”  Senstar is undertaking efforts to establish domestic production of FibrePatrol and FlexZone within the United States in order to mitigate potential impacts from future tariffs.

We acquire most of the components utilized in our products, and certain services from a limited number of suppliers and subcontractors. We maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

Our operations across Canada, the U.S., EMEA, and APAC expose us to risks arising from changes in U.S. trade policies, including the imposition of tariffs and other trade restrictions, which may adversely affect our business, financial condition, and results of operations. The U.S. government has implemented various trade measures, including tariffs and import restrictions, that have affected and may continue to affect the flow of goods across borders. These measures, as well as retaliatory tariffs from other jurisdictions, could increase the cost of imported materials, components, and finished products, particularly those sourced from or sold into the APAC region (notably China), Europe, and Canada.

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

The PIDS market is very fragmented. Our most frequently encountered competitors include Southwest Microwave Inc., AVA (formerly named Future Fibre Technologies Pty. Ltd.), Fiber Sensys Inc. (an Optex Company), CIAS Elettronica Srl, Vitaprotech (now known as Hirsch), in France and Gallagher (New Zealand).  We believe that our principal competitors for our pipeline security products (FiberPatrol) are AVA, Optasense, a Luna Innovations company, Sintela, Omnisens SA, Febus, Hik Vision, Hanwha and Fotas. The video management software market is well developed internationally with several large manufacturers. Our most frequently encountered competitors are Genetec Inc., Milestone Systems A/S, Cognify part of the Hexagon Group, Digifort and Network Optix. We also face indirect competition from competing technologies such as ground based radar, LiDar and thermal and optical cameras with IVA as PIDS sensors with principal competitors being, SpotterRF, Navtech, Magos, FLIR, SightLogix, Axis, Hanwha, Hik Vision, Dahua, PureTech and Quanergy. In LiDar we also face competition from Hesia, Quanergy, Opsys, Ouster, Seyond, and Sick.

Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, or more extensive business experience than we do. We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively.

Intellectual Property Rights

We have one patent application pending in a number of different global jurisdictions and have obtained licenses to use proprietary technologies developed by third parties.

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

Our fully registered marks are FIBERPATROL®, FLEXZONE®, OMNITRAX®, SENSTAR® (INCLUDING LOGO DESIGN), XFIELD®, FLEXPS®, ultraWave Design®, FLEXPI®, PINPOINTER®. All other marks used to identify particular products and services associated with our business are trademarks, including but not limited to SENSTAR SYMPHONY™, SENSTAR MULTISENSOR™, SENSOR FUSION™, SENSTAR ULTRAWAVE™, SENSTAR CARE™, SENSTAR FLOW. Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

C.	Organizational Structure.

Set forth below are our significant operational subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar GmbH.	Germany	100%
Blickfeld GmbH	Germany	100% Senstar GMBH
Blickfeld North America Inc.	United States	100% Blickfeld GMBH

D.	Property, Plants and Equipment.

We own a 33,000 square foot facility in Carp, Ontario, Canada. Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service. We use the remaining area of approximately 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. We own an additional 4.2 acres of vacant land adjacent to this property, which is being held for future expansion. We also lease 8.2 acres of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Omnitrax buried cable intrusion detection system, Fiber Patrol, the X-Field volumetric system, the FlexZone microphonic fence detection system and various perimeter monitoring and control systems. The lease expense for this site is approximately $5,200 per year plus taxes under a lease that expires in November 2030. We lease office space in Waterloo, Canada, which houses our video management software operations. We also lease other sites worldwide. The aggregate annual rent for such offices was approximately $264,000 in 2025.

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

Overview

Effective March 18, 2024, we redomiciled as an Ontario organized company. The operating and financial review of our results in with respect to periods prior to the effective time of the Redomiciliation, refers to the financial results of Senstar Technologies Ltd. and its subsidiaries. Historically, we had two operating segments, which also represented our reportable segments and reporting units. Magal Integrated Solutions (“Projects” segment) and Senstar Product division (“Products” segment). On June 30, 2021, the Projects segment was sold. Therefore, the results of the Projects segment were classified as discontinued operations in our consolidated statements of operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, we have one reportable segment with the change reflected in all periods presented. Our consolidated revenues for the years ended December 31, 2025, 2024 and 2023 for our continuing operations were approximately $36.4 million, $35.8 million and $32.8 million, respectively.

Products (PIDS, VMS, IVA )

We sell our products worldwide. Our products include Video Management Software (VMS), Security Management Software (SMS), Intelligent Video Analytics (IVA) and PIDS products. The PIDS, SMS, VMS and IVA activities offer an unmatched portfolio of PIDS technologies, as well as integrated intelligent video and security management solutions for security surveillance and business intelligence applications worldwide.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security systems and video and security management systems lines of products;

•	enhancing the introduction and recognition of our new products;

•	penetrating new markets and strengthening our presence in existing markets;

•	strengthening our presence in our strategic verticals;

•	cross selling at existing customers security and non -security applications provided thanks to our suite of sensors and information management systems;

•	succeeding in selling our comprehensive PIDS, VMS, SMS products as a combined solution;

•
expand our addressable market with the introduction of the Senstar MultiSensor and LIDAR solutions, designed to provide intrusion detection systems dedicated to critical spots of non-critical infrastructure; and

•	deliver technological and functional innovation to compete techno competition and address future needs.

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

Growth Strategy

During 2025 we continued to implement our strategic growth plan focusing on the sale of our products and solutions. Pursuant to this plan, we streamlined our product sales activity in our three main regions, the Americas (including LATAM), EMEA, and APAC. We are continuing to focus on our strategic verticals: Utilities, Energy (oil and gas), logistics, correctional facilities, airports and military and borders applications. We intend to continue to expand our sales to these verticals through allocation of resources and funds, including the acquisition of complementary technologies that will increase our offerings to these targeted verticals.

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

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency during 2025 is the CAD, our reporting currency is the U.S. dollar. Translation adjustments resulting from translating our financial statements from CAD and other local operation currencies to the U.S. dollar are reported as a separate components in shareholders’ equity.

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

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. The statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity. For the years ended December 31, 2025, 2024 and 2023, our foreign currency translation adjustments totaled $9.7 million, $8.4 million and $9.6 million, respectively. We recorded foreign exchange loss net of $0.2 million, and $0.1 million in the years ended December 31, 2025 and 2023, respectively and a foreign exchange gain, net of $0.5 million in the year ended December 31, 2024. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income. The Canadian dollar depreciated by 4.8% and 2.3% against the U.S. dollar in 2025 and 2023, respectively and appreciated by 8.7% against the U.S. dollar in 2024.

Concentrations of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

As of December 31, 2025, our cash and cash equivalents and restricted cash and short-term deposits were invested in major Canadian, U.S. and European banks. We are exposed to credit risk in the event of default by financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed insured limits. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly the U.S., Canada, Europe and APAC. We perform ongoing credit evaluations of our customers and to date have generally not experienced any material losses. An allowance for credit losses is recognized with respect to those amounts that we have determined to be doubtful of collection. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. We also use credit insurance in some cases. During each of the years ended December 31, 2025, 2024 and 2023 we recorded less than $0.1 million of credit losses. As of December 31, 2025, our allowance for credit losses amounted to $0.2 million.

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

Depreciation and Amortization and impairment of goodwill. The amount of depreciation and amortization for the years ended December 31, 2025, 2024 and 2023 were approximately $0.7 million, $0.7 million and $0.9 million, respectively.

Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency transactions as well as interest income on our cash and cash equivalents and short term investments.

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated for the continuing operations:

	Year Ended December 31
	2025	2024	2023
Revenues	100%	100%	100%
Cost of revenues	34%	36%	43%
Gross profit	66%	64%	57%
Operating expenses:
Research and development, net	9%	12%	12%
Selling and marketing, net	27%	25%	30%
General and administrative	22%	16%	19%
Operating income (loss)	8%	11%	(4)%
Financial income (expenses), net	-	2%	-
Income (loss) before income taxes	9%	13%	(4)%
Taxes on income (tax benefit)	-%	6%	-
Income (loss) from continuing operations	9%	7%	(4)%

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Revenues. Revenues increased by 1.7% to $36.4 million for the year ended December 31, 2025 from $35.8  million for the year ended December 31, 2024. The modest increase relates to a 10% growth in North America largely from the Corrections vertical and a 1% sales growth from EMEA offset by a 9% decline in APAC.

Cost of revenues. Cost of revenues decreased by 2.3% to $12.5 million for the year ended December 31, 2025 from $12.8 million for the year ended December 31, 2024. Cost of revenues as a percentage of revenues decreased to 34.5% in 2025 from 35.9% in 2024, primarily due to our revenue mix. A favorable foreign exchange environment has had a positive impact on gross margin, primarily driven by cost of goods sold associated with manufacturing operations in Canada. The weakening of the Canadian dollar relative to key reporting currencies has effectively reduced production costs when translated, enhancing margin performance by approximately 1%.

Research and development expenses, net. Research and development expenses decreased by 19.3% to $3.3 million for the year ended December 31, 2025 from $4.2 million for the year ended December 31, 2024. The reduction in expenses during 2025 was attributable to $538,000 of funding from the Industrial Research Assistance Program in Canada compared to $17,000 in funding in 2024.

Selling and marketing expenses. Selling and marketing expenses increased by 7.1% to $9.6 million for the year ended December 31, 2025 from $9.0 million for the year ended December 31, 2024. The increase was primarily driven by continued investment in business development initiatives. As a percentage of revenue, selling and marketing expenses rose to 26.5% in 2025 from 25.2% in the prior year, reflecting the Company’s focus on supporting growth.

General and administrative expenses. General and administrative expenses increased by 33.3% to $7.8 million for the year ended December 31, 2025 from $5.9 million for the year ended December 31, 2024, primarily due to costs associated with due diligence activities and the closure of our Israeli entity. These items resulted in higher professional fees and one-time administrative charges during the period, contributing to the overall increase in General and administrative expenses. General and administrative expenses amounted to 21.6% and 16.5% of revenues in 2025 and 2024, respectively.

Operating income . We reported operating income of $3.0 million for the year ended December 31, 2025, compared to $3.9 million for the year ended December 31, 2024. The decrease in operating income was primarily attributable to higher general and administrative and selling expenses incurred to support future growth, including costs related to the acquisition of Blickfeld. These factors were partially offset by increased revenues, improved gross margins and funding received under the IRAP program.

Financial income (expenses), net. Our financial income, net was less than of $0.1 million for the year ended December 31, 2025 compared to financial income, net, for the year ended December 31, 2024 was $0.7 million. The financial income in 2025 were primarily attributable to income from interest on our bank deposits net, offset by bank charges and foreign exchange loss during the year.

Taxes on income (tax benefit). We recorded a tax benefit of $0.1 million for the year ended December 31, 2025, compared to net income taxes of $2.0 million for the year ended December 31, 2024. The tax benefit in 2025 was primarily driven by a reduction resulting from the settlement of uncertain tax positions associated with the final liquidation of the Israeli entity. This benefit was partially offset by changes in the geographic mix of pre-tax income and the impact of deferred tax assets.

For a discussion of our results of operations for the year ended December 31, 2024, including a year-to-year comparison between the years ended December 31, 2024 and December 31, 2023, as well as a discussion of our liquidity and capital resources for the year ended December 31, 2024, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 23, 2025.

Seasonality

Our operating results are characterized by a seasonal pattern, with typically a higher volume of revenues towards the end of the year and lower revenues in the first part of the year. This pattern, which is expected to continue, is mainly due to two factors:

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

Year ended December 31,	CAD appreciation (devaluation) rate %

2021	(0.1)
2022	6.4
2023	(2.3)
2024	8.7
2025	(4.8)

In 2025 and 2023 foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $0.2 million and $0.1 million, respectively. In 2024, foreign currency fluctuations had a positive impact on our results of operations as we recorded a foreign exchange gain, net of $0.5 million. We expect that our results of operations will continue to be affected by currency fluctuations in the future.

Effective Corporate Tax Rate

We are a Canadian corporation, incorporated under the laws of Ontario.

Our effective corporate tax rate for the years ended 2025, 2024 and 2023 may substantially exceed the Canadian tax rate since our U.S.-based subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.

As of December 31, 2025, we had a net deferred tax assets of $0.1 million, of which $0.2 million in domestic deferred tax liability, net offset by $0.3 million in foreign deferred tax asset, net. We had total estimated available operating tax loss carryforwards of $1 million with respect to our operations in Canada to offset against future taxable income. We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2025, our foreign subsidiaries outside of Ontario had estimated total available carryforward operating tax losses of $1.4 million, out of which $1.1 million was attributable to our U.S. subsidiary and $0.3 million to our U.K. subsidiary. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Recently Issued Accounting Standards

Please refer to “Impact of recently issued and adopted accounting standards” in Note [2] of our consolidated financial statements included elsewhere in this annual report for more information.

B.	Liquidity and Capital Resources

Cash and cash equivalents and short-term deposits amounted to $22.5 million on December 31, 2025 compared to $20.6 million at December 31, 2024. The increase in cash and cash equivalents is primarily due to net cash provided by operating activities which was offset by net cash used in investing activities net. Our cash and cash equivalents and short -term bank deposits are held in various banks, mainly in U.S. dollars, Euros, CAD and GBP.

Since inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations. In March 1993, we received proceeds of $9.8 million from our initial public offering of 1,380,000 ordinary shares. Subsequently, we made follow-on public offerings in February 1997 (of 2,085,000 ordinary shares) and in April 2005 (of 1,700,000 ordinary shares), in which we raised $9.4 million and $14.9 million, respectively. To allow us  to begin to implement a new strategic plan, on September 8, 2010, a company affiliated with our former principal shareholder, provided us with a bridge loan of $10.0 million. To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of our new business strategy, we raised $16.2 million from a rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of ordinary shares in 2011. In October 2016, we completed a rights offering in which we received gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares. Our controlling shareholders, FIMI V Funds purchased 3,392,869 ordinary shares including through its exercise of over-subscription rights.

We expect that our total research and development expenses in 2026 will be approximately $4.2 million. Our research and development plan for 2026 covers development of new and innovative products, as well as the improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2026. Our existing funds have enabled us to settle the acquisition of Blickfeld in cash. Our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2025	2024	2023
	(in thousands)
Net cash provided by (used in) operating activities	1,755	6,656	260
Net cash used in investing activities	(561)	(223)	(334)
Net cash provided by (used in) financing activities	16	39	(213)
Effect of exchange rate changes on cash and cash equivalents	665	(812)	156
Increase (decrease) in cash, cash equivalents and restricted cash	1,875	5,660	(131)
Cash, cash equivalents and restricted cash at the beginning of the year, including cash attributable to discontinued operations	20,466	14,806	14,937
Cash, cash equivalents and restricted cash at the end of the year	22,341	20,466	14,806

Net cash provided by operating activities was approximately $1.8 million and $6.7 million in the years ended December 31, 2025 and 2024, respectively, compared to net cash provided by operating activities in the year ended December 31, 2023 of approximately $0.3 million.

Net cash provided by operating activities in the year ended December 31, 2025 was primarily attributable to our profit of $3.2 million as well as a decrease of $1.1 million in trade receivables, $0.7 million of depreciation and amortization expenses and $0.6 million in stock based compensation. This was offset in part by a decrease of $2.9 million in other accounts payable and accrued expenses, deferred revenues and customer advances, a decrease of $0.9 million in trade payables, an increase of $0.4 million in other accounts receivable and prepaid expenses, an increase of $0.2 million in inventories, a decrease of $0.6 million in deferred income taxes. Net cash provided by operating activities in the year ended December 31, 2024 was primarily attributable to our profit of $2.6 million as well as a decrease of $1.7 million in inventories, an increase of $1.5 million in other accounts payable and accrued expenses, deferred revenues and customer advances, an increase of $1.2 million in trade payables, $0.7 million of depreciation and amortization expenses, a decrease of $0.4 million in deferred income taxes and a decrease of $0.1 million in other accounts receivable and prepaid expenses. This was offset in part by an increase of $1.2 million in trade receivables and $0.3 million in accrued severance pay. Net cash provided by operating activities in the year ended December 31, 2023 was primarily attributable to a decrease of $1.5 million in inventories, $0.9 million of depreciation and amortization expenses, a decrease of $0.6 million in trade receivables, a decrease of $0.2 million in deferred income taxes and a decrease of $0.1 million in unbilled receivables. This was offset in part by our loss in 2023, as well as an increase of $1.0 million in other accounts receivable and prepaid expenses, a decrease of $0.8 million in trade payables and a decrease of $0.1 million in customer advances.

Net cash used in investing activities was approximately $0.6 million, $0.2 million and $0.3 million in the years ended December 31, 2025, 2024 and 2023, respectively. In the year ended December 31, 2025, our net cash used in investing activities was primarily attributable to purchase property and equipment for $0.6 million.  In the year ended December 31, 2024, our net cash used in investing activities was primarily attributable to purchase property and equipment for $0.3 million. In the year ended December 31, 2023, our net cash used in investing activities was primarily attributable to purchase of property and equipment for $0.4 million.

 Net cash provided by financing activities of approximately $16 thousand and $39 thousands in the years ended December 31, 2025 and 2024, respectively, compared to net cash used in financing activities of approximately $0.2 million in the year ended December 31, 2023.

In the year ended December 31, 2025, our net cash provided by financing activities was attributable to the proceeds from the issuance of shares upon exercise of options of $16 thousand. In the year ended December 31, 2024, our net cash provided by financing activities was attributable to the proceeds from the issuance of shares upon exercise of options of $39 thousand. In the year ended December 31, 2023, our net cash used in financing activities was attributable to deferred payment with respect to asset acquisition for $0.2 million.

We had capital expenditures for property and equipment of approximately $0.6 million, $0.3 million and $0.4 million, in the years ended December 31, 2025, 2024 and 2023, respectively. We estimate that our capital expenditures for 2026 will total approximately $0.5 million. We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

We completed the acquisition of Blickfeld on February 13, 2026, using cash on hand at December 31, 2025.

Credit Lines and Other Debt

As of December 31, 2025, we had credit lines with the Royal Bank of Canada, through Senstar Corporation, our Canadian subsidiary, of $0.6 million in the aggregate, of which $0.5 million was available at December 31, 2025. As of December 31, 2025, the outstanding balances under the credit lines of our Canadian subsidiary consisted of several bank performance, advance payment.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements.

C.	Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2025, 2024 and 2023 we recognized IRAP funding in the amount of $538,000, $17,000 and $266,000, respectively.

Investment Tax Credit

Our operations in Canada are eligible for investment tax credits for research and development activities and for certain current expenditures. For the years ended December 31, 2025, 2024 and 2023, we recognized $225,000, $204,000 and $113,000, respectively, of investment tax credits.

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

During the years ended December 31, 2025, 2024 and 2023 we recorded inventory write-offs from continuing operations in the amounts of $0.8 million, $0.1 million and $0.3, respectively. Such write-offs were included in cost of revenues.

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

As of December 31, 2025, we had a net deferred tax assets of $0.1 million, of which $0.2 million in domestic deferred tax liability, net offset by $0.3 million in foreign deferred tax asset, net. We had total estimated available operating tax loss carryforwards of $1 million with respect to our operations in Canada to offset against future taxable income. We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2025, our foreign subsidiaries outside of Ontario had estimated total available carryforward operating tax losses of $1.4 million, out of which $1.1 million was attributable to our U.S. subsidiary and $0.3 million to our U.K. subsidiary. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Goodwill

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized but rather is subject to an impairment test.

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

For the years ended December 31, 2025, 2024 and 2023, no impairment losses were recorded.

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

Impairment of long-lived assets

Our long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. For the years ended December 2025, 2024 and 2023, we did not record any impairment charges attributable to long-lived assets.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Set forth below are the names, ages, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	64	Chairman of the Board of Directors
Jacob Berman (1) (2) (3)	77	Director
Tom Overwijn (1) (2) (3)	64	Director
Kelli Roiter (1) (2) (3)	54	Director
Fabien Haubert	51	Chief Executive Officer
Alicia Kelly	48	Chief Financial Officer
Jeremy Weese	49	Chief Technology Officer
Matthieu Currat	43	Chief Operating Officer

(1) Member of our Audit Committee. (2) Member of our Compensation Committee. (3) Member of our Sustainability, Nominating and Governance Committee.

Gillon Beck has served as a director and our Executive Chairman since September 2023, and as a director and Executive Chairman of the Senstar Technologies Ltd. (Senstar’s predecessor) board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Senstar, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Emet Computing Ltd. (TASE), Gal-Shvav Ltd, Bet Shemesh Engines Holdings (1997) Ltd. (TASE: BSEN), Inrom Industries Ltd., Bird Aerosystems Ltd., and is a director of Rafa Laboratories Ltd., Simplivia Ltd., Orbit Technologies Ltd (TASE: ORBI), Carmel Forge Ltd., AITECH Ltd, Stern Engineering Ltd., Utron Ltd. (TASE) and Unitronics (1989) (RG) Ltd (TASE: UNIT). During the past five years, Mr. Beck had served as a member of the board of directors of the following public companies: Overseas Commerce Ltd (TASE: OVRS), Ham-Let Ltd., Inrom Construction Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. (TASE). Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Jacob Berman has served as a member of our board of directors since March 2024, and as a director of Senstar Technologies Ltd. (Senstar’s predecessor) since November 2013. Since November 2014 until March 2019, Mr. Berman had served as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman is the President and founder of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002. Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

Tom Overwijn has served as a member of our board of directors since March 2024. Mr. Overwijn has been a partner in Fybe Finance since 2021 and acts as Interim Finance Manager via Fybe at various companies. From 2011 until 2018, Mr. Overwijn was Director and later CFO of Siqura Group in The Netherlands. Prior to that, from 2005 to 2011, Mr. Overwijn served as COO of Optelecom-NKF and from 1990 to 2005 he served in various positions at NKF, a cable manufacturer. Mr. Overwijn started his career in auditing. Mr. Overwijn is an RA (Chartered Accountant) and is registered in the accountant’s register of the Netherlands Institute of Chartered Accountants (NBA).

Kelli Roiter has served as a member of our board of directors since March 2024. Ms. Roiter founded and managed Jefferies’ Private Capital Group within its Investment Banking unit. Ms. Roiter joined Jefferies in 2008 and retired in 2023. Ms. Roiter’s primary responsibilities at Jefferies were raising private institutional capital for private equity, private debt and venture capital funds, as well as raising capital for private companies. Prior to Jefferies, Ms. Roiter was an external consultant (Fund Seven Inc.) raising capital for Bay City Capital LLC. Previously, Ms. Roiter was a Director at Citigroup, managing the Private Bank’s third party alternative investment fundraising efforts. Prior to that, Ms. Roiter was a Director at Donaldson, Lufkin & Jenrette/Credit Suisse, managing their third party alternative fundraising efforts, focused on family offices, small/medium corporations and ultra-high net worth individuals, as well as the firm’s traditional equity asset management platform. Ms. Roiter received her MBA in Finance from Yale University and her Bachelor of Commerce with Honors in Accounting and Economics from Concordia University in Montreal, Canada.

Fabien Haubert has served as our Chief Executive Officer since March 2023. Prior to this, he was the Managing Director of the Senstar Group in Ottawa, Canada, a role he held since January 2020. In this position, he focused on repositioning and reorganizing the company to drive scalable growth, increased profitability, and a strong commitment to innovation. Mr. Haubert joined Senstar in February 2018 as Vice President of Sales for the EMEA region, based in Paris, France. During his tenure, he successfully restructured operations, leading to sustainable growth in the region. Before joining Senstar, Mr. Haubert held several executive sales positions in the EMEA market. He served as Regional Director for EMEA at IndigoVision, a leading IP-based CCTV solutions provider headquartered in Edinburgh, where he consistently generated growth in his region. Additionally, he worked within the TKH Group in the Netherlands as Senior Sales Director for EMEA, focusing on innovative IP-based security solutions. In this role, he played a key part in restructuring, optimizing, and driving sustainable business expansion. With deep expertise in the security technology sector, Mr. Haubert has extensive experience in IP CCTV, access control, alarm monitoring, intrusion detection systems, software management, and system integration. He holds a Master of Science in Electronics Engineering from École Supérieure d’Ingénieurs en Électrotechnique et Électronique and a Master in Strategy and Engineering of International Business from École Supérieure des Sciences Économiques et Commerciales (ESSEC). Mr. Haubert is multilingual, speaking French, English, Spanish and Italian, with a working knowledge of Dutch.

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

Jeremy Weese has served as our Chief Technology Officer since March 2020. bringing over 25 years of progressive leadership and technical expertise to the company. Throughout his career at Senstar, Jeremy has held several key roles, including Chief Operating Officer, Vice President of Engineering, and Director of Engineering, where he led global operations across R&D, manufacturing, product management, technical support, marketing, HR, and finance. Jeremy is recognized for his strategic leadership in driving technology roadmaps, managing organizational change, and overseeing product development. He has been instrumental in leading successful pre- and post-acquisition integrations, streamlining product lines, and enhancing product value through strategic planning. His technical background spans embedded firmware development, hardware design, and sensor technology innovation. Jeremy holds a Bachelor of Science degree in Computer Engineering (Magna Cum Laude) from the University of Ottawa, earned in 1999. His deep technical expertise, combined with a strong strategic vision, has consistently driven innovation and operational excellence at Senstar.

Matthieu Currat has served as our Chief Operating Officer since July 2024 and as Vice President APAC since December 2023. Prior to this, he held multiple leadership roles at Omnisens SA, including CEO and COO positions. At Omnisens, he led strategy and implemented business improvements and managed its successful integration within Prysmian Group. His earlier career includes various engineering and management positions at Technip across multiple countries. Matthieu holds extensive experience in project management, operations, and strategic growth in the energy and technology sectors. He earned a Master's degree in Mechanical, Electrical, and Production Management from ECAM Lyon in France.

The terms of office of Messrs. Beck, Berman, and Overwijn and Ms. Roiter will expire at our 2026 annual general meeting of shareholders.

B.	Compensation

Compensation of Directors

We pay our directors an annual fee of CAD 38,000 and a fee of CAD 1,700 for each board or committee meeting that they physically attend (or CAD 2,200 if attendance requires air travel), and CAD 1,100 for a virtual meeting. In addition, we pay to our Executive Chairman a monthly payment of CAD 5,700. Our executive Chairman is also entitled to a director fees paid to all of our directors as described above. In addition, Mr. Beck is entitled to annual cash bonus of CAD 40,000 payable in the event our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000.

Compensation in the Aggregate

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2025 (including directors and executive officers who no longer serves as directors and executive officer) consisted of approximately $2.1 million in salary, fees, bonus, equity based compensation, commissions and directors’ fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2025, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $0.1 million.

As of December 31, 2025, our directors and executive officers as a group, consisting of 8 persons, held options to purchase an aggregate of 796,500 Common Shares, having exercise prices ranging from $2.89 to $4.16 and expiration dates ranging from 2026 to 2031. Generally, the options vest over a one to three years period. See Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

Compensation of Executive Officers Individually

The table below sets forth the compensation paid to our executive officers during the year ended December 31, 2025:

Information Regarding the Senior Executives(1) (U.S. dollars in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Fabien Haubert – Chief Executive Officer	275	201	130	265	870
Jeremy Weese – Chief Technology Officer	197	20	71	87	375
Alicia Kelly - Chief Financial Officer	194	12	87	87	381
Matthieu Currat – Chief Operating Officer	179	10	66	43	298
(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Senior Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2025.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2025.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025.

C.	Board Practice

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

As of December 31, 2025, we employed 132 full-time employees, of whom 17 were employed in general management and administration, 50 were employed in selling and marketing,  35 were employed in production, customers' support and maintenance and 30 were employed in engineering and research and development. Of such full-time employees, 77 were located in Canada, 21 were in the United States and 34 were in various other countries. Subsequent to year end with the completion of the Blickfeld acquisition, another 28 employees will join the Senstar team.

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

The following table sets forth certain information regarding the ownership of our Common Shares by our directors and executive officers as of April 29, 2026.

Name	Number of Common Shares Owned (1)	Percentage of Outstanding Common Shares (2)
Gillon Beck (3)	-	-
Jacob Berman	-	-
Tom Overwijn	-	-
Kelli Roiter	-	-
Fabien Haubert (4)	174,000	*
Alicia Kelly (5)	68,333	*
Jeremy Weese(6)	44,408	*
Matthieu Currat (7)	22,167	*
All directors and executive officers as a group (8 persons) (8)	308,908	*
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

(2)	The percentages shown are based on 23,331,653 Common Shares issued and outstanding as of April 29, 2026.

(3)	Does not include any Common Shares held by the FIMI Funds.

(4)	Includes 174,000 Common Shares issuable upon the exercise of currently exercisable options.

(5)	Includes 68,333 Common Shares issuable upon the exercise of currently exercisable options.

(6)	Includes 44,333 Common Shares issuable upon the exercise of currently exercisable options.

(7)	Includes 22,167 Common Shares issuable upon the exercise of currently exercisable options.

(8)	Includes 308,833 Common Shares issuable upon the exercise of currently exercisable options.

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

The maximum number of Senstar Common Shares reserved for issuance under the 2024 Plan is 1,250,000 Common Shares (following an increase of additional 250,000 common shares as was approved by the Board of Directors at April 2025). The Board of Directors, the compensation committee, or another authorized committee of Senstar’s Board of Directors, administers the 2024 Plan. Under the 2024 Plan, the administrator has the authority, subject to the terms of the 2024 Plan and applicable law, to (a) determine the eligible employees, consultants and directors to whom options may be granted; (b) grant options on such terms and conditions as it determines, including (i) the time at which options may be granted, (ii) the conditions under which options may be granted or forfeited, (iii) the number of Senstar common Shares to be covered by an option, (iv) the exercise price of an option, (v) whether any restrictions or limitations apply on Senstar common Shares issuable pursuant to such options, and (vi) the acceleration of vesting or exercisability, or the waiver of any termination provisions of any option; (c) determine whether an option is a qualifying option or non-qualifying option for Canadian tax purposes; (d) establish the form or forms of option agreements; (e) cancel, amend, adjust or otherwise change any option; (f) construe and interpret the 2024 Plan and all option agreements; (g) adopt, amend, prescribe and rescind administrative guidelines and rules relating to the 2024 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws; and (h) make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2024 Plan.

As of December 31, 2025, options to purchase 996,000 of our Common Shares were outstanding under the 2024 Plan.

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

The following table sets forth certain information as of April 29, 2026 regarding the beneficial ownership of Senstar Common Shares, by each person or entity known to us to own beneficially 5% or more of Senstar Common Shares.

Name	Number of Common Shares Beneficially Owned[1]	Percentage of Outstanding CommonShares[2]
FIMI Opportunity Five (Delaware), Limited Partnership[3]	4,646,924	19.9%
FIMI Israel Five, Limited Partnership[3]	5,207,235	22.3%

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our Common Shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 29, 2026, there were 27 holders of record of our Common Shares, of which 23 record holders holding approximately 91.29% of our Common Shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Common Shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.27% of our outstanding Common Shares as of such date.

B.	Related Party Transactions.

None.

C.	Interests of Experts and Counsel.

Not applicable.

1  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common Shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2  The percentages shown are based on 23,331,653 Common Shares issued and outstanding as of April 29, 2026.

3  Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us. The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

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

The ordinary shares of Senstar Technologies Ltd. have traded on the NASDAQ Global Market from our initial public offering in 1993 until the completion of the Redomiciliation under the symbol “SNT” (previously under the symbol “MAGS”). Since the completion of the Redomiciliation, on March 19, 2024, our Common Shares continue to trade on the NASDAQ Global Market under the symbol “SNT”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Articles and By-Laws.

Our authorized share capital is unlimited, of which 23,331,653  Common Shares, no par value per share, are issued and outstanding as of April 29, 2026.

Copies of our Articles and By-Laws are attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated herein by reference.

The transfer agent and registrar for our Common Shares is Equiniti Trust Company LLC, New York, New York.

C.	Material Contracts.

•
On December 9, 2025, we entered into a definitive agreement to acquire Blickfeld GmbH ("Blickfeld"), a Munich-based specialist in 3D LiDAR sensors and integrated software. A copy of the agreement has been filed as an exhibit to this Annual Report.

•
Structure and Consideration: The transaction was structured as a cash-funded acquisition, whereby a wholly owned subsidiary of the Company acquired all outstanding shares of Blickfeld. The consideration consisted of an upfront cash payment of €10.4 million, supplemented by €1 million in performance-based earnouts, subject to customary closing adjustments.

•	Funding: The acquisition was funded using the Company’s existing cash reserves.

•	Closing Conditions: The completion of the transaction was subject to customary closing conditions, including required regulatory approvals.

•	Completion: The acquisition closed on February 13, 2026.

•
Post-Closing Operations: Following the closing, Blickfeld GmbH and its subsidiary, Blickfeld North America Inc., continue to operate as subsidiaries of the Company, maintaining their existing names. Blickfeld operates with a degree of autonomy while leveraging Senstar’s global infrastructure, support, and sales channels.

•
Strategic Rationale: The acquisition is intended to integrate Blickfeld’s high-precision 3D LiDAR security technology with the Company’s existing perimeter intrusion detection systems (PIDS) and video management software (VMS). This acquisition aims to broaden the Company’s addressable market into new verticals, including volumetric and traffic monitoring, improve situational awareness capabilities, and strengthen its technological portfolio in the security market.

The Company may face risks regarding the successful integration of Blickfeld's technology and personnel, and the realization of anticipated synergies within the expected timeframe.

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

This summary is of a general nature. It is not intended to be, and should not be construed to be legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors having regard to their own particular circumstances.

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

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canada Tax Act, is or is deemed to be resident in Canada (a “Canadian Resident Holder”). Certain Canadian  Resident Holders may be  entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Canada Tax Act the effect of which may  be to deem to be capital property any of our Common Shares (and all other “Canadian securities”, as defined in the Canada Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years.  Resident Holders whose Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.  This portion of the summary is not applicable to a Canadian Resident Holder (i) that is a “specified financial institution”, (ii) an interest in which is, or for whom the Securities would be, a “tax shelter investment”, (iii) that is for purposes of certain rules (referred to as the “mark-to-market” rules) applicable to securities held by financial institutions, a “financial institution”, (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) that is a corporation resident in Canada that is, becomes, or does not deal at arm’s length for purposes of the Canada Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our Common Shares, controlled by a non-resident person (or a group of such persons not dealing with each other at arm’s length) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canada Tax Act.

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

Notwithstanding the foregoing, if our Common Shares held by a TFSA, RRSP, RRIF, RDSP, FHSA, or RESP (a “Registered Plan”) are “prohibited investments” for purposes of the Canada Tax Act, the holder of the TFSA, FHSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of a RESP (as the case may be) will be subject to a penalty tax as set out in the Canada Tax Act. Our Common Shares will generally be a “prohibited investment” if the holder of a TFSA, FHSA or RDSP, the annuitant of a RRSP or RRIF, or the subscriber of a RESP (as the case may be): (i) does not deal at arm’s length with Senstar Technologies Corporation for purposes of the Canada Tax Act; or (ii) has a “significant interest” (within the meaning of the Canada Tax Act) in Senstar Technologies Corporation. In addition, our Common Shares will not be a prohibited  investment if such Common Shares are “excluded property,” as defined in the Canada Tax Act, for a TFSA, FHSA, RRSP, RRIF, RDSP or RESP. Holders who intend to hold our Common Shares in a TFSA, FHSA, RRSP, RRIF, RESP or RDSP should consult their own tax advisors in this regard.

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

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Companies” the gross amount of any distributions received with respect to our Common Shares, including the amount of any foreign taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our Common Shares and any amount in excess of your tax basis will be treated as gain from the sale of Common Shares. See “Disposition of Common Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Passive Foreign Investment Companies

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the Common Shares), and operations, [we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2025 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. If we were a PFIC for any taxable year during which a U.S. Holder owned Common Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Common Shares would be allocated ratably over the U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Common Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

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

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file quarterly reports including financial statements. We file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing, among other things, press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.senstar.com) promptly following the filing of our annual report with the SEC. The information on, or that can be accessed through, our website is not incorporated by reference into this annual report.

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

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD. In 2025 and 2023, the Canadian dollar depreciated by 4.8% and 2.3% against the U.S. dollar, respectively, and appreciated by 8.7% against the U.S. dollar in 2024. We may incur exchange losses in the future which may materially affect our operating results.

In 2025 and 2023, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $0.2 million and $0.1 million, respectively. In 2024, foreign currency fluctuations had a positive impact on our results of operations as we recorded foreign exchange gain, net of $0.5 million.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above, there have been no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We adopted an amended and restated code of ethics in March 2024. The code is reviewed periodically by our board of directors, applies to our chief executive officer and all senior financial officers of our company, including our chief financial officer, chief accounting officer or controller, and persons performing similar functions. The amended and restated code of ethics reflects our growing emphasis on international operations and better addresses issues related with such activities by providing clear instructions in connection with commercial international activities. The code of ethics is publicly available on our website at  www.senstar.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	Principal Accountant Fees and Services

Independent Public Accountant Fees and Services

The consolidated financial statements of Senstar as of December 31, 2025 and for the year then ended, appearing in this Annual Report have been audited by EY Canada (“EY Canada”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein.

The consolidated financial statements of Senstar as of December 31, 2024 and for the years ended December 31, 2024 and 2023, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost”), and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The following table sets forth, for each of the years indicated, the fees billed by EY Canada and Kost. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2025	2024

Audit (1)	288,069	209,000
Tax (2)	311,258	29,000
Other (3)	24,000	13,000
Total	623,327	251,000

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

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm, EY Canada and its affiliates. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any Common Shares of our company nor did an affiliated purchaser purchase any Common Shares of our company on our behalf during 2025.

ITEM 16F.	Changes in Registrant’s Certifying Accountant

On June 5, 2025, following review and consultation, the Audit Committee of the Board of Directors of the Company recommended that the Board of Directors engage Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending 2025. The Board of Directors subsequently accepted the recommendation of the Audit Committee and approved the engagement of Ernst & Young LLP, contingent and effective upon the approval of such engagement by the Company’s shareholders. The Board of Directors of the Company also approved the resignation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as independent registered public accounting firm of the Company. On June 27, 2025, the Company’s shareholders approved the engagement of of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending 2025.

The reports of Kost, Forer, Gabbay & Kasierer, on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended 2024, and in the subsequent interim period through April 2025, there were no disagreements with Kost, Forer, Gabbay & Kasierer, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Kost, Forer, Gabbay & Kasierer, would have caused Kost, Forer, Gabbay & Kasierer, to make reference to the matter in their report, and there were no reportable events as the term is described in Item 16F(a)(1)(v) of Form 20-F.

Prior to the filing of the Form 6-K on June 6, 2025, we delivered a copy of the disclosure in the Form 6-K to EY and The Company has requested Kost, Forer, Gabbay & Kasierer, to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. Kost, Forer, Gabbay & Kasierer responded with a letter dated June 6, 2025, a copy of which was furnished as Exhibit 99.1 to such Form 6-K, stating that EY agrees with the statements set forth therein.

There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

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

We generally seek to address cybersecurity risks by implementing security measures on our internal computer systems. These security measures include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated by our IT manager.  Our Chief Operations Officer is responsible for implementing protection measures for our information systems from cybersecurity threats and promptly responding to any cybersecurity incidents.

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

As of the date of this report, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents. We have experienced and defended against certain threats to our systems and security (such as phishing attempts),[none of which have had a material adverse effect on our business or operations to date, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. Risk Factors- Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business, on our financial performance and operating results.

PART III

ITEM 17.	Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	Exhibits

Exhibit No.	Description
1.1	Articles and By-Laws of the Registrant (1)
2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (2)
4.1	Agreement and Plan of Merger, dated as of September 26, 2023, among Senstar Technologies Ltd., Senstar Technologies Corporation and Can Co Sub Ltd. (3)
4.2	Form of Indemnity Agreement for directors and officers (4)
4.3	Insider Trading Policy (5)
4.4	Senstar Technologies Corporation Stock Option Plan (6)
4.5	Blickfeld Share Purchase Agreement
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of EY Canada
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global
16	Letter, dated May 1, 2026, from Kost Forer Gabbay & Kasierer, a member of EY Global, addressed to the U.S. Securities and Exchange Commission
97.1	Clawback Policy (7)
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.1 to our Registration Statement on Form F-4 (File No. 333-274706), filed with the Securities and Exchange Commission on September 27, 2023 and incorporated herein by reference.

(2)	Filed as Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2023, and incorporated herein by reference.

(3)	Filed as Exhibit 99.1 to Form 6-K of Senstar Technologies Ltd., furnished to the Securities and Exchange Commission on September 27, 2023, and incorporated herein by reference.

(4)	Filed as Exhibit 10.1 to our Registration Statement on Form F-4 (File No. 333-274706), filed with the Securities and Exchange Commission on September 27, 2023 and incorporated herein by reference.

(5)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2023, and incorporated herein by reference.

(6)	Filed as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2024, and incorporated herein by reference.

(7)	Filed as Exhibit 97.1 to our Annual Report on Form 20-F for the year ended December 31, 2023, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

SENSTAR TECHNOLOGIES CORPORATION

By:	/s/ Fabien Haubert
Name	Fabien Haubert
Title:	Chief Executive Officer

Date: May 1, 2026

SENSTAR TECHNOLOGIES CORPORATION
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SENSTAR TECHNOLOGIES CORPORATION

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Senstar Technologies Corporation and its subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor from 1984 to 2024.

Tel-Aviv, Israel
May 1, 2026

A member firm of Ernst & Young Global Limited

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of
Senstar Technologies Corporation

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheet of Senstar Technologies Corporation and its Subsidiaries [the “Company”] as of December 31, 2025, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2025, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audit provides a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: [1] relates to accounts or disclosures that are material to the consolidated financial statements and [2] involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition – Determination of the standalone selling price of distinct performance obligations not sold separately

Description of the Matter
As explained in note 2 to the consolidated financial statements, the Company generates revenues from: [1] sales of security products; [2] services and maintenance, and [3] software license fees and related services. The Company may enter into contracts with customers that include multiple products and services, which are generally distinct and recorded as separate performance obligations. The transaction price is then allocated to the distinct performance obligations not sold separately based on a relative standalone selling price [“SSP”] basis and revenue is recognized when control of the distinct performance obligation is transferred to the customer.

The principal considerations for our assessment that the determination of the SSP of distinct performance obligations not sold separately represents a critical audit matter is the significant audit effort due to the volume of data to evaluate the SSP as well as significant auditor judgment in assessing the reasonableness of the SSP in the absence of directly observable selling prices.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, evaluating the appropriateness of the overall methodology used by management to develop the SSP of distinct performance obligations not sold   separately. These procedures also included, among others, on a sample basis [i] testing the accuracy and completeness of the data in the population of transactions used to calculate the SSP; [ii] testing the mathematical accuracy of management’s calculations of the SSP and [iii] testing management’s analysis evaluating the impact of changes in the SSP on the amount of revenue recognized in the current period.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2025.

Waterloo, Canada
May 1, 2026

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,341	$20,466
Short-term bank deposits	127	111
Restricted cash and deposits	6	5
Trade receivables, net	9,840	10,306
Unbilled accounts receivable	219	228
Other accounts receivable and prepaid expenses	2,710	2,161
Inventories	5,591	4,957

Total current assets	40,834	38,234

LONG-TERM ASSETS:
Deferred tax assets	671	1,158
Operating lease right-of-use assets	549	528
Property and equipment, net	1,622	1,328
Intangible assets, net	142	468
Goodwill	10,850	10,360

Total long-term assets	13,834	13,842

Total assets	$54,668	$52,076

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,889	$2,689
Deferred revenues and customer advances	2,884	3,044
Other accounts payable and accrued expenses	3,993	6,433
Short-term operating lease liabilities	269	254

Total current liabilities	9,035	12,420

LONG-TERM LIABILITIES:
Deferred revenues	1,510	1,171
Deferred tax liabilities	580	443
Long-term operating lease liabilities	289	296
Other long-term liabilities	38	70

Total long-term liabilities	2,417	1,980

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Common shares no par value -
Authorized: 39,748,000 shares at December 31, 2025 and 2024; Issued and outstanding: 23,331,653 and 23,326,653 shares at December 31, 2025 and 2024, respectively	-	-
Additional paid-in capital	38,005	37,377
Accumulated other comprehensive income (loss)	(507)	(980)
Foreign currency translation adjustments (Company's standalone financial statements)	9,664	8,442
Accumulated deficit	(3,946)	(7,163)

Total shareholders' equity	43,216	37,676

Total liabilities and shareholders' equity	$54,668	$52,076

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2025	2024	2023

Revenues	$36,374	$35,753	$32,792
Cost of revenues	12,537	12,836	13,944

Gross profit	23,837	22,917	18,848

Operating expenses:
Research and development, net	3,348	4,151	4,005
Selling and marketing	9,632	8,998	9,954
General and administrative	7,847	5,885	6,154

Total operating expenses	20,827	19,034	20,113

Operating income (loss)	3,010	3,883	(1,265)
Financial income (expenses), net	71	731	(64)

Income (loss) before income taxes	3,081	4,614	(1,329)
Taxes on income (tax benefit)	(136)	1,977	(40)

Net income (loss)	$3,217	$2,637	$(1,289)

Basic net income (loss) per share	$0.14	$0.11	$(0.06)

Diluted net income (loss) per share	$0.14	$0.11	$(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Net income (loss)	$3,217	$2,637	$(1,289)

Foreign currency translation adjustments	473	(1,004)	782

Total other comprehensive income (loss)	473	(1,004)	782

Total comprehensive income (loss)	$3,690	$1,633	$(507)

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Common shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustments - the Company	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2023	23,309,987	$6,799	$30,503	$(758)	$9,654	$(8,511)	$37,687

Stock-based compensation	-	-	18	-	-	-	18
Foreign currency translation adjustments - the Company	-	-	-	-	(6)	-	(6)
Comprehensive income (loss):
Net loss	-	-	-	-	-	(1,289)	(1,289)
Foreign currency translation adjustments	-	-	-	782	-	-	782

Balance as of December 31, 2023	23,309,987	6,799	30,521	24	9,648	(9,800)	37,192

Change in par value of common shares	-	(6,799)	6,799	-	-	-	-
Issuance of shares upon exercise of employee stock options	16,666	-	39	-	-	-	39
Stock-based compensation	-	-	18	-	-	-	18
Foreign currency translation adjustments - the Company	-	-	-	-	(1,206)	-	(1,206)
Comprehensive income (loss):
Net income	-	-	-	-	-	2,637	2,637
Foreign currency translation adjustments	-	-	-	(1,004)	-	-	(1,004)

Balance as of December 31, 2024	23,326,653	$-	$37,377	$(980)	$8,442	$(7,163)	$37,676

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustments - the Company	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2024	23,326,653	$37,377	$(980)	$8,442	$(7,163)	$37,676

Issuance of shares upon exercise of employee stock options	5,000	16	-	-	-	16
Stock-based compensation	-	612	-	-	-	612
Foreign currency translation adjustments - the Company	-	-	-	1,222	-	1,222
Comprehensive income (loss):
Net income	-	-	-	-	3,217	3,217
Foreign currency translation adjustments	-	-	473	-	-	473

Balance as of December 31, 2025	23,331,653	$38,005	$(507)	$9,664	$(3,946)	$43,216

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net income (loss)	$3,217	$2,637	$(1,289)
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	676	733	917
Loss (gain) on sale of property and equipment	14	(5)	8
Stock based compensation	612	18	18
Decrease (increase) in trade receivables, net	1,112	(1,243)	613
Decrease (increase) in unbilled accounts receivable	20	(7)	116
Decrease (increase) in other accounts receivable and prepaid expenses	(397)	138	(967)
Decrease (increase) in inventories	(228)	1,705	1,479
Decrease (increase) in deferred income taxes, net	592	229	218
Decrease (increase) in operating lease right-of-use assets	272	309	245
Decrease in operating lease liabilities	(286)	(319)	(229)
Increase (decrease) in trade payables	(944)	1,217	(799)
Increase (decrease) in other accounts payable and accrued expenses and deferred revenues and customer advances	(2,905)	1,535	(47)
Accrued severance pay, net	-	(291)	(23)

Net cash provided by operating activities	$1,755	$6,656	$260

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from investing activities:

Investment of short-term bank deposits	$(2)	$(1)	$(1)
Proceeds from sale of property and equipment	-	51	47
Purchase of property and equipment	(559)	(273)	(380)

Net cash used in investing activities	(561)	(223)	(334)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options to employees	16	39	-
Deferred payment with respect to asset acquisition	-	-	(213)

Net cash provided by (used in) financing activities	16	39	(213)

Effect of exchange rate changes on cash and cash equivalents	665	(812)	156

Increase (decrease) in cash and cash equivalents	1,875	5,660	(131)

Cash and cash equivalents at the beginning of the year	20,466	14,806	14,937

Cash and cash equivalents at the end of the year	$22,341	$20,466	$14,806

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Supplemental disclosures of cash flows activities:

Cash paid (received) during the year for:

Interest	$-	$-	$-

Federal tax	$720	$(474)	$-
Provincial tax	617	(406)	-
United States tax	127	35	24
Canada	-	-	359
Israel	748	-	-
	$2,212	$(845)	$383

Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$272	$39	$134

*The company was domiciled in Canada in 2024 and 2025, in 2023 the company was domiciled in Israel.

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

c.
On December 9, 2025 Senstar Technologies Corporation’s wholly owned subsidiary entered into a definitive agreement (the "Agreement") to acquire Blickfeld GmbH ("Blickfeld"), a top producer of 3D LiDAR sensors with integrated software for security, volume monitoring, industrial and traffic applications, for €10.4 million in cash with €1 million in performance-based earnouts. The agreement is subject to regulatory approvals and the satisfaction of customary closing conditions.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to estimates used in determining values of goodwill and identifiable intangible assets in a business combination, the determination of the standalone selling price in revenue arrangements with multiple performance obligations, allowances for credit losses, the valuation of inventory and the need for a provision, warranty provision, the valuation of income tax assets and uncertain tax positions, legal contingencies and the valuation of stock-based compensation costs. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

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

ASC 830, "Foreign Currency Matters" sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each subsidiary included in the financial statements. The accounts of each subsidiary are then measured in its functional currency. All transaction gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

After the measurement process is complete at the subsidiary level, the financial statements of subsidiaries with a functional currency different than the Canadian dollar are translated into  Canadian dollars, using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustment is reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

The Company then translates the consolidated financial statements into the U.S. dollar reporting currency, using the same method described above, except that the resulting translation adjustment is reported as a separate component of shareholders’ equity in “Foreign currency translation adjustments (Company's standalone financial statements)”.

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

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year and are presented at their cost.

g.	Inventories:

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

During the years ended December 31, 2025, 2024 and 2023, the Company recorded inventory write-offs in the amounts of $766, $129 and $321, respectively. Such write-offs were included in cost of revenues.

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

Intangible assets are comprised of know-how and patents, capitalized and acquired technology and customer relationships.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other." Patents are amortized based on the straight-line while technology and customer relationships are amortized using acceleration method, at the following weighted average annual rates:

%

Patents	10
Technology	12.5 - 26.7
Customer relationships	10.3 - 36.4

j.	Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 2025, 2024 and 2023, the Company did not record any impairment charges attributable to long-lived assets.

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

ASC No. 350, "Intangible-Goodwill and other" requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. The Company performed a quantitative impairment test for both 2025 and 2024.

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

For the years ended December 31, 2025, 2024 and 2023, no impairment losses were recorded.

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

The Company generates its revenues mainly from: (1) sales of security products; (2) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (3) software license fees and related services. The Company's products and services are generally distinct and accounted for as separate performance obligations. Certain arrangements with customers contain multiple distinct performance obligations. For these arrangements, the Company allocates the transaction price to each performance obligation based on its relative stand-alone selling price ("SSP"). The Company generally establishes SSPs based on observable selling prices for their products and services. If the product or service is not sold separately, the Company makes an estimate of the SSP using historical pricing information and analysis.

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

Remaining performance obligations:

Remaining performance obligations represent the future revenues expected to be recognized on firm orders received by the Company and are equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. The Company's remaining performance obligations as of December 31, 2025 was $4.1 million, out of which the Company expects to recognize approximately 63% as revenue in 2026, with the remainder to be recognized thereafter. The Company does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Deferred revenues and customer advances:

Customers advances are recorded when the Company receives payments from customers before performance obligations have been performed. Deferred revenues are recognized as revenues as (or when) the Company performs the performance obligation under the contract. Deferred revenues and customer advances as of December 31, 2025 and 2024 were $4.4 million and $4.2 million, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $3.8 million out of the balance as of December 31, 2024 was recognized as revenues during the year ended December 31, 2025.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the consolidated statement of operations, generally options vest over a period of 3 years.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period. The Company accounts for forfeitures as they occur.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $612, $18 and $18, respectively.

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

The expected term of options granted is derived from the output of the option valuation model and represents the period that options granted are expected to be outstanding. During the year ended December 31, 2023 no options were granted.

The following assumptions were used in the Binomial option pricing model for the years ended December 31, 2025 and 2024, respectively (no options were granted in 2023):

	2025	2024

Dividend yield	0%	0%
Expected volatility	44.13%-73.38%	43.88%-66.99%
Risk-free interest	3.91%-4.12%	4.09%-4.24%
Contractual term	6 years	6 years
Suboptimal exercise multiple	1.32	1.32

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

The Company participates in programs sponsored by the Industrial Research Assistance Program ("IRAP") in Canada. Under this program, the company incurs costs and then submits claims, the funding received is reported by offsetting research and development costs. In the years ended December 31, 2025, 2024 and 2023 the Company recognized IRAP funding in the amount of $538, $17, and $266, respectively.

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

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued expenses in the consolidated balance sheets as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Warranty provision, beginning of year	$152	$150
Charged to costs of revenue relating to new sales	162	159
Utilization of warranty	(156)	(145)
Foreign currency translation adjustments	(5)	(12)

Warranty provision, year end	$153	$152

q.	Net earnings per share:

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

The total weighted average number of the Company's common shares related to the outstanding options excluded from the calculations of diluted earnings per share was 241,063 shares, 314,937 shares and 363,499 shares for the years ended December 31, 2025, 2024 and 2023, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, and unbilled accounts receivable.

As of December 31, 2025, the Company's cash and cash equivalents and restricted cash and short-term deposits were invested in major Canadian, U.S. and European banks. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed insured limits. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

Trade receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration not yet invoiced. Trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in the U.S., Canada, Europe and Asia-Pacific (APAC).

The Company establishes current expected credit losses (“CECL”) for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer’s ability to pay, and creditworthiness of significant customers. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, and payment experiences), the Company records a specific credit loss provision to reduce the customer’s related accounts receivable to its estimated net realizable value. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. Receivables are written-off and charged against the recorded allowance when the Company has exhausted collection efforts without success.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Company's allowance for credit losses related to accounts receivables during the years ended December 31, 2025 and 2024 are as follows:

	Year ended December 31,
	2025	2024

Balance at the beginning of the year	$82	$58
Credit losses expenses during the year	91	56
Customer write-offs during the year	(16)	(27)
Exchange rate	24	(5)

	$181	$82

As of December 31, 2025, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts.

s.	Income taxes:

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

On December 31, 2007, the then Chairman of the Company's Board of Directors ("Former Chairman"), retired from his position. His retirement agreement included certain perquisites from the Company for the rest of his life. During 2024 the Company and the Former Chairman agreed on terminating his retirement agreement. As such, as of December 31, 2025 and 2024, the Company no longer has a liability related to the Former Chairman’s retirement agreement.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2025, 2024 and 2023 were $139, $155 and $161, respectively.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain (loss) from foreign currency translation adjustments.

Changes in the Company's accumulated other comprehensive income (loss), net for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year ended December 31,
	2025	2024	2023

Balance at the beginning of the year	$(980)	$24	$(758)
Foreign currency translation adjustments	473	(1,004)	782

Total accumulated other comprehensive income (loss)	$(507)	$(980)	$24

x.	Leases:

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

y.	Reclassifications:

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

Recently issued accounting standards adopted by the Company:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 during the year ended December 31, 2025. See Note 13 Taxes on Income in the accompanying notes to the consolidated financial statements for further detail.

Recently issued accounting standards not yet adopted by the Company:

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

In December 2025, the FASB issued ASU 2025-10, Accounting for Government Grants Received by Business Entities (Topic 832): Government Grants, the amendments in this update require that a government grant received by a business entity should not be recognized until: 1. It is probable that (a) a business entity will comply with the conditions attached to the grant and (b) the grant will be received. 2. A business entity meets the recognition guidance for a grant related to an asset or a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods, with early adoption permitted. The company is currently evaluating the impact of adopting ASU 2025-10.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2025	2024

Prepaid expenses	$1,346	$879
Government authorities	644	830
Prepaid tax asset	502	-
Others	218	452

	$2,710	$2,161

NOTE 4:-	INVENTORIES

	December 31,
	2025	2024

Raw materials	$1,075	$642
Work in progress	577	695
Finished products	3,939	3,620

	$5,591	$4,957

NOTE 5:-	LEASES

The Company entered into operating leases primarily for offices and cars. The leases have remaining lease terms of up to 4.1 years.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased assets.

a.	Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2025	2024

Operating lease ROU assets	$549	$528
Operating lease liabilities, current	$269	$254
Operating lease liabilities, long-term	$289	$296
Weighted average remaining lease term (in years)	1.42	1.41
Weighted average discount rate	3.80%	4.29%

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (Cont.)

b.	Future lease payments under operating leases as of December 31, 2025, are as follows:

December 31,

2026	$282
2027	223
2028	61
2029	10

Total future lease payments	576
Less - imputed interest	(18)

Total lease liability balance	$558

c.
Operating lease expenses amounted to $290, $301 and $339 for the years ended December 31, 2025, 2024 and 2023, respectively. Operating lease expenses with a term of twelve months or less were immaterial.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

a.          Composition:

	December 31,
	2025	2024
Cost:

Land and buildings	$2,908	$2,512
Machinery and equipment	2,151	2,042
Motor vehicles	61	48
Promotional displays	327	259
Office furniture and equipment	2,979	3,023

	8,426	7,884
Accumulated depreciation:

Buildings	1,963	1,769
Machinery and equipment	1,907	1,778
Motor vehicles	51	48
Promotional displays	251	226
Office furniture and equipment	2,632	2,735

	6,804	6,556

Property and equipment, net	$1,622	$1,328

b.	Depreciation expenses amounted to $333, $374 and $420 for the years ended December 31, 2025, 2024 and 2023, respectively.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2025	2024
Cost:

Know-how and patents	$3,201	$3,078
Technology	6,494	6,248
Customer relationships	1,038	1,004

	10,733	10,330
Accumulated amortization:

Know-how and patents	3,192	3,067
Technology	6,361	5,811
Customer relationships	1,038	984

	10,591	9,862

Intangible assets, net	$142	$468

b.	Amortization expenses related to intangible assets amounted to $343, $359 and $497 for the years ended December 31, 2025, 2024 and 2023, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2026	$136
2027	3
2028	3

$142

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The Company operates in one operating segment, and this segment consists of only one reporting unit.

The changes in the carrying amount of goodwill associated with continuing operations and appearing in the accompanying consolidated balance sheets as of December 31, 2025 and 2024 are as follows:

Total

As of January 1, 2024	$11,090
Foreign currency translation adjustments	(730)

As of December 31, 2024	10,360
Foreign currency translation adjustments	490

As of December 31, 2025	$10,850

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2025	2024

Employees and payroll accruals	$1,948	$2,133
Accrued expenses	1,194	1,274
Government authorities	384	1,063
Uncertain tax positions	178	1,874
Others	289	89

	$3,993	$6,433

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees:

As of December 31, 2025 and 2024, the Company had credit lines of approximately $547 and $521, out of which $66 and $204 were utilized for bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks, respectively, mainly in Israel and Canada.

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

As of December 31, 2025, 232,334 Senstar common shares were available for future option grants under the 2024 Plan.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of employee option activity under the Company’s stock option plans as of December 31, 2025 and changes during the year ended December 31, 2025, and December 31, 2024 and changes during the year ended December 31, 2024 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2024	137,666	3.130	33.07	-
Granted	897,750	2.885	-	-
Exercised	(16,666)	2.361	-	-
Expired	(43,000)	3.2	-	-

Outstanding as of December 31, 2024	975,750	2.915	67.58	512.61

Exercisable as of December 31, 2024	54,667	3.247	22.38	10.55

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2025	975,750	2.915	67.58	512.61
Granted	33,250	4.160	-	-
Exercised	(5,000)	3.277	-	-
Expired	(8,000)	3.073	-	-

Outstanding as of December 31, 2025	996,000	2.953	56.70	1,869

Exercisable as of December 31, 2025	364,255	2.955	51.47	683

The weighted-average grant-date fair value of options granted during the years ended December 31, 2025 and 2024 were $1.74 and $1.15, respectively. No options were granted in 2023. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2025 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company’s shares. The total intrinsic value of options exercised for the years ended December 31, 2025 and 2024 were approximately $4 and $12, respectively. As of December 31, 2023, there was no intrinsic value. As of December 31, 2025, there was approximately $448 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. This cost is expected to be recognized over a period of up to 3 years.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2025 are follows:

Number of options outstanding as of December 31, 2025	Exercise price	Weighted average remaining contractual life (in months)	Number of options exercisable as of December 31, 2025

897,750	2.89	59.41	299,255
65,000	3.28	14.94	65,000
33,250	4.16	65.10	-

996,000		56.70	364,255

c.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars.

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2025	2024	2023
Numerator:

Income (loss) attributable to Senstar shareholders	$3,217	$2,637	$(1,289)

Denominator:

Denominator for basic net earnings per share weighted-average number of shares outstanding	23,329,557	23,311,721	23,309,987
Effect of diluting securities:
Employee stock options	130,389	-	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	23,459,946	23,311,721	23,309,987

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Tax laws and tax rates applicable to the Group companies:

The Company:

The Company is taxed at the regular corporate tax rate for Canadian companies domiciled in Ontario at 26.5%.

Non-Canadian subsidiaries taxation:

Non-Canadian subsidiaries are taxed according to the tax laws in their respective country of domicile. The tax rates of the Company's non-Canadian subsidiaries range between 19%-30%.

b.	Tax assessments:

Senstar Technologies Corporation has not received final tax assessments since its incorporation. Senstar Technologies Ltd. received final tax assessments in Israel through the 2024 tax year. The remaining subsidiaries have not received final tax assessments since their incorporation. However, the assessments of these subsidiaries are deemed final through the range between the 2019-2023 tax years.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

c.
Reconciliation between the theoretical tax expense, assuming all income is taxed at the Canadian statutory rate for 2025 and 2024 and the Israeli statutory rate for 2023, and the actual tax expense, is as follows:

	Year ended December 31,
	2025	2024	2023
Income (loss) before taxes as reported in the statements of operations	$3,081	$4,614	$(1,329)

	Amount	%	Amount	%	Amount	%
Canadian Federal Statutory Tax Rate	$770	25.0	$1,154	25.0	$(306)	(23.0)
Provincial and Local Income Tax, Net of Federal Income Tax Effect	(29)	(0.9)	(1)	-	-	-
Foreign Tax Effect
United States of America
Changes in valuation allowance	(59)	(1.9)	(59)	(1.3)	145	10.9
Tax rate differences in subsidiaries and benefit from reduced tax rates	(16)	(0.5)	(7)	(0.2)	21	1.6
Foreign tax credits	57	1.8	138	3.0	-	-
Other	(19)	(0.6)	-	-	6	0.5
Germany
Changes in enacted tax rates	73	2.4	-	-	-	-
Tax rate differences in subsidiaries and benefit from reduced tax rates	13	0.4	18	0.4	20	1.5
Non-deductible professional fees	80	2.6	-	-	-	-
Israel
Withholding tax undistributed earnings	-	-	(424)	(9.2)	-	-
Non-deductible professional fees	-	-	(101)	(2.2)	-	-
Canada
Tax rate differences in subsidiaries and benefit from reduced tax rates	-	-	-	-	(42)	(3.2)
Investment tax credits	-	-	-	-	(83)	(6.2)
Other	-	-	-	-	(34)	(2.6)
Other Foreign Jurisdiction
Other	4	0.1	(5)	(0.1)	(13)	(1.0)
Provision for uncertain tax position	(1,183)	(38.4)	757	16.4	140	10.5
Non-deductible stock compensation	129	4.2	12	0.3	-	-
Non-deductible professional fees	48	1.6	138	3.0	191	14.4
Taxable capital gains	65	2.1	-	-	-	-
Non-deductible other	13	0.4	12	0.3	-	-
Changes in valuation allowance	39	1.3	240	5.2	142	10.7
Investment tax credits	(156)	(5.1)	(154)	(3.3)	-	-
Withholding tax undistributed earnings	27	0.9	292	6.3	(260)	(19.6)
Other	8	0.2	(33)	(0.7)	33	2.5

Taxes on income (tax benefit) in the statements of operations	$(136)		$1,977		$(40)

(*)    Based on the Canadian statutory income tax rate of 25% for 2025 and 2024 and the Israeli statutory income tax rate of 23% for 2023.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2025	2024	2023

Current	$(507)	$1,739	$(239)
Deferred	371	238	199

	$(136)	$1,977	$(40)

	Year ended December 31,
	2025	2024	2023

Domestic (*)	$325	$1,049	$(28)
Foreign	(461)	928	(12)

	$(136)	$1,977	$(40)

(*) Domestic refers to Canada for 2025 and 2024 and to Israel for 2023.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2025	2024
Deferred tax assets:

Operating losses carry forwards	$725	$2,091
Capital losses carry forwards	37	1,327
Tax Credits	195	367
Right of use liability	145	140
Property, plant and equipment	183	178
Deferred revenue	113	129
Reserves	76	1,184

Total deferred taxes before valuation allowance	1,474	5,416
Valuation allowance	(602)	(3,970)

Deferred tax assets, net:	872	1,446

Deferred tax liabilities:

Intangible assets	(261)	(269)
Right of use asset	(145)	(140)
Tax credits	(55)	(43)
Undistributed earnings of subsidiaries	(320)	(279)

Deferred tax liabilities:	(781)	(731)

Net deferred tax assets	$91	$715

Domestic (*)	$(153)	$(179)

Foreign	$244	$894

(*) Domestic refers to Canada.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2025, the Company currently plans to repatriate a portion of its foreign earnings from its foreign subsidiaries in the foreseeable future. As a result, the Company has recognized a deferred tax liability consisting of potential withholding and distribution taxes of $0.32 million as of December 31, 2025.

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

f.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2025	2024	2023

Domestic (*)	$798	$2,367	$(992)
Foreign	2,283	2,247	(337)

	$3,081	$4,614	$(1,329)

(*) Domestic refers to Canada for 2025 and 2024 and to Israel for 2023.

g.	Net operating carryforward tax losses:

As of December 31, 2025 Senstar Technologies Corporation has estimated total available carryforward operating tax losses of $1,024 (2024 - $866) which may be used to offset against future taxable income, for a period of 20 years. These losses begin to expire starting 2043. A full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization . As of December 31, 2025 the Company's foreign subsidiaries have estimated total available carryforward operating tax losses of $1,399 (2024 - $7,571) which may be used to offset against future taxable income, for periods ranging between 1 year to unlimited time for the realization of such tax losses.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2025 the Company recorded a net deferred tax asset after valuation allowance in the amount of $263 (2024 - $855) for its subsidiaries' carryforward tax losses.

Utilization of U.S. net operating losses (federal and state net operating losses) may be subject to annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions.

h.	Uncertain tax positions:

As of December 31, 2025 and 2024, balances in respect to ASC 740, "Income Taxes" amounted to $178 and $1,874, respectively. A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2025	2024

Balance at the beginning of the year	$1,874	$1,113

Additions based on tax positions taken related to the current year	5	1,335
Reduction related to expirations of statute of limitations	(131)	(578)
Reductions related to settlements of tax matters	(1,579)
Foreign currency translation adjustments	9	4

Balance at the end of the year	$178	$1,874

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

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

i.	Supplemental disclosure for taxes in cash flow

	Year ended December 31,
	2025	2024	2023

Supplemental disclosures of cash flows activities:

Cash paid (refund) during the year for:
Federal tax	$720	$(474)	$-
Provincial tax	617	(406)	-
United States tax	127	35	24
Canada	-	-	359
Israel	748	-	-
	$2,212	$(845)	$383

* The company was domiciled in Canada in 2025 and 2024, in 2023 the company was domiciled in Israel.

NOTE 14:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Chief Executive Officer. The CODM manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Company's CODM uses consolidated net income to measure segment profit or to assess performance. There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on consolidated net income as shown in the Company’s consolidated statements of operations. The CODM considers net income in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SEGMENT INFORMATION (Cont.)

Geographical information:

The following is a summary of revenues within geographic areas based on end customers’ location and long-lived assets:

1.          Revenues:

	Year ended December 31,
	2025	2024	2023

North America	$17,959	$16,262	$14,835
Europe	12,830	12,763	11,393
APAC	4,942	5,410	3,863
South and Latin America	467	975	2,197
Others	176	343	504

	$36,374	$35,753	$32,792

2.          Long-lived assets:

	December 31,
	2025	2024

Canada	$10,123	$9,812
Europe	1,265	1,081
USA	1,775	1,791

	$13,163	$12,684

Long-lived assets include operating lease right-of-use assets, intangible assets, net, goodwill, and property and equipment, net.

SENSTAR TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2025	2024	2023
Financial expenses:

Bank charges	$(145)	$(104)	$(157)
Foreign exchange loss, net	(167)	-	(58)

	(312)	(104)	(215)
Financial income:

Interest on short-term bank deposits	383	363	151
Foreign exchange income, net	-	472	-

	383	835	151

Financial income (expenses), net	$71	$731	$(64)

NOTE 17:-	SUBSEQUENT EVENTS

On December 9, 2025, we entered into a definitive agreement to acquire Munich-based Blickfeld GmbH, a pioneer in 3D LiDAR sensors and software. The transaction, which closed on February 13, 2026, was valued at €10.4 million in cash, with an additional €1 million in performance-based earnouts, fully funded from Senstar's cash reserves. By acquiring Blickfeld, Senstar strengthened its position in critical infrastructure security and expanded its capabilities into high-growth verticals such as 3D traffic management and volume monitoring. Post-acquisition, Blickfeld GmbH and its North American subsidiary will continue to operate under their current names as subsidiaries of Senstar, maintaining their Munich headquarters while utilizing Senstar's global sales and support network to accelerate market penetration