Form 20-F/A
period 2025-12-31
Senstar Technologies Corp
filed 2026-05-14
CIK 1993727

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

Senstar Technologies Corporation (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to amend its Annual Report for the fiscal year ended December 31, 2025, as originally filed with the Securities and Exchange Commission on May 4, 2026 (the “Original Form 20-F”) solely to correct typos on the Opinion of EY, our auditors, the date of the opinion, from May 1, 2026  to April 23, 2025, and change “We have served as the Company’s auditor from 1984 to 2024" to 2025.

This Amendment with respect to the Company’s Form S-8 (No. 333-282348) speaks as of the filing date of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any exhibits as originally filed or previously amended. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Other than as required to reflect the amendment discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.
1

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
2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

SENSTAR TECHNOLOGIES CORPORATION

By:	/s/ Fabien Haubert
Name:	Fabien Haubert
Title:	Chief Executive Officer

Date: May 14, 2026
3

SENSTAR TECHNOLOGIES CORPORATION
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SENSTAR TECHNOLOGIES CORPORATION

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Senstar Technologies Corporation and its subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor from 1984 to 2025.

Tel-Aviv, Israel
April 23, 2025

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